                          OFFER TO PURCHASE FOR CASH
                                UP TO 7,000,000
                            SHARES OF COMMON STOCK
                                      OF
                              DH TECHNOLOGY, INC.
                                      AT
                               $25 NET PER SHARE
                                      BY
                          AX ACQUISITION CORPORATION
                    AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                                  AXIOHM S.A.


   THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, AUGUST 12, 1997, UNLESS THE OFFER IS EXTENDED.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST 6,500,000 SHARES (REPRESENTING APPROXIMATELY 81% OF THE OUTSTANDING SHARES OF COMMON STOCK OF TARGET AS OF JULY 11, 1997) (THE "MINIMUM CONDITION") AND (II) THE EXPIRATION OR TERMINATION OF ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED (THE "HSR ACT"), AND THE REGULATIONS THEREUNDER. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS WHICH ARE CONTAINED IN THIS OFFER TO PURCHASE. SEE "INTRODUCTION," "THE OFFER--TERMS OF THE OFFER, PRORATION AND EXPIRATION DATE" AND "THE OFFER--CERTAIN CONDITIONS OF THE OFFER."

  THE BOARD OF DIRECTORS OF TARGET ("TARGET'S BOARD") HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT (AS DEFINED HEREIN) AND DETERMINED THAT THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER, THE AXIOHM EXCHANGE (AS DEFINED HEREIN), THE ACQUISITION OF PURCHASER (AS DEFINED HEREIN) AND THE MERGER (AS DEFINED HEREIN) ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF TARGET, AND RECOMMENDS THAT THE SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.
                               ----------------
                                   IMPORTANT

  Any shareholder desiring to tender all or any portion of such shareholder's shares of Common Stock, without par value (the "Shares"), of Target pursuant to this Offer should either (i) complete and sign the enclosed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such shareholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile) together with certificate(s) evidencing tendered Shares, and any other required documents, to The Bank of New York (the "Depositary") and either deliver the certificate(s) for such Shares to the Depositary along with the Letter of Transmittal (or facsimile) or deliver such Shares pursuant to the procedure for book-entry transfer set forth in "The Offer--Procedure for Tendering Shares" or (ii) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender the Shares held by the nominee.

  ANY SHAREHOLDER WHO DESIRES TO TENDER SHARES AND WHOSE CERTIFICATE(S) FOR SUCH SHARES ARE NOT IMMEDIATELY AVAILABLE, OR WHO CANNOT COMPLY IN A TIMELY MANNER WITH THE PROCEDURE FOR BOOK-ENTRY TRANSFER, OR WHO CANNOT DELIVER ALL REQUIRED DOCUMENTS TO THE DEPOSITARY PRIOR TO THE EXPIRATION OF THE OFFER, MAY TENDER SUCH SHARES BY FOLLOWING THE PROCEDURES FOR GUARANTEED DELIVERY SET FORTH IN "THE OFFER--PROCEDURE FOR TENDERING SHARES."

  Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Questions or requests for assistance may also be directed to the Dealer-Manager at its address set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.
                               ----------------
                     THE DEALER-MANAGER FOR THE OFFER IS:

                                LEHMAN BROTHERS
July 16, 1997

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
INTRODUCTION.............................................................    3
THE OFFER................................................................    5
   1.  Terms of the Offer, Proration and Expiration Date.................    5
   2.  Acceptance for Payment and Payment................................    6
   3.  Procedure for Tendering Shares....................................    8
   4.  Withdrawal Rights.................................................   11
   5.  Certain U.S. Federal Income Tax Consequences......................   11
   6.  Price Range of the Shares and Dividends...........................   13
   7.  Effect of the Offer on the Market for Target's Common Stock, Stock
       Quotation, Exchange Act Registration and Margin Securities........   14
   8.  Certain Information Concerning Target.............................   16
   9.  Certain Information Concerning Purchaser and Parent; Relation to
       Target............................................................   19
  10.  Purpose of the Offer, the Axiohm Exchange, the Acquisition of Pur-
       chaser and the Merger.............................................   29
  11.  Operations after the Offer, the Axiohm Exchange, the Acquisition
       of Purchaser and the Merger.......................................   29
  12.  Source and Amount of Funds........................................   37
  13.  Background of the Offer...........................................   41
  14.  The Merger Agreement..............................................   42
  15.  Dividends and Distributions.......................................   52
  16.  Certain Conditions of the Offer...................................   53
  17.  Certain Legal Matters and Regulatory Approvals....................   55
  18.  Fees and Expenses.................................................   57
  19.  Miscellaneous.....................................................   58
Annex A Directors and Executive Officers of Purchaser and Parent.........  A-1
Annex B Consolidated Financial Information of Parent for the Years Ended
        December 31, 1996 and 1995.......................................  B-1
        Report of Price Waterhouse, Independent Accountants..............  B-1
        Consolidated Balance Sheet as of December 31, 1996 and 1995......  B-2
        Consolidated Statement of Income for the Years Ended
         December 31, 1996 and 1995......................................  B-3
        Consolidated Statement of Cash Flow for the Years Ended
         December 31, 1996 and 1995......................................  B-4
        Consolidated Statement of Shareholders' Equity For the Years
         Ended
         December 31, 1996 and 1995......................................  B-5
        Notes to Consolidated Financial Statements.......................  B-6

                        To the Holders of Common Stock
                            of DH Technology, Inc.

                                 INTRODUCTION

  AX Acquisition Corporation, a newly formed California corporation (the "Purchaser") and an indirect wholly owned subsidiary of Axiohm S.A., a French corporation (the "Parent"), is offering to purchase not less than 6,500,000 (the "Minimum Condition") and up to 7,000,000 (the "Maximum Number") shares of Common Stock, without par value (the "Shares"), of DH Technology, Inc., a California corporation (the "Target"), which shares represented 87.6% of Target's Common Stock outstanding as of July 11, 1997, at a price of $25 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any supplements or amendments hereto or thereto collectively constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger dated as of July 14, 1997 (the "Merger Agreement") among Parent, Purchaser and Target. Pursuant to the Merger Agreement, Purchaser and Target will effect a series of transactions consisting of, among other things, the Offer, the Axiohm Exchange (defined below), the Acquisition of Purchaser (defined below) and the Merger (defined below).

  Following (or concurrently with) the Offer, Purchaser will attempt to enter into stock purchase agreements with the shareholders of Parent pursuant to which Purchaser will attempt to purchase from such shareholders up to all of the outstanding shares of the capital stock of Parent for an aggregate of 5,518,524 of the Shares which Purchaser is acquiring in this Offer (the "Exchange Shares") and an aggregate of $12,197,900 in cash (the "Axiohm Exchange") (or, if at the closing of the Axiohm Exchange, Purchaser has not obtained the financing necessary to pay the entire amount of such cash, an aggregate of 5,833,732 Exchange Shares and an aggregate of $4,317,700 in cash). The Axiohm Exchange will result in approximately 79% to 85% of Target's outstanding Common Stock being held by Parent shareholders after the completion of the Merger and the cancellation of the Shares owned by Purchaser (described below) (depending on the actual number of Shares purchased pursuant to the Offer and the actual number of Exchange Shares transferred by Purchaser in the Axiohm Exchange and assuming no exercise of outstanding options or warrants to purchase shares of Target's Common Stock). Simultaneously with the closing of the Axiohm Exchange, Parent will sell to Target, and Target will purchase from Parent (the "Acquisition of Purchaser"), all of the outstanding shares of the capital stock of Purchaser in exchange for Target's assumption, on a joint and several basis with Purchaser, of any and all obligations with respect to indebtedness incurred, or preferred stock issued, by Purchaser or Purchaser's shareholder in connection with the Offer and the Axiohm Exchange, which obligations shall not exceed $199.0 million. See "The Offer--Purpose of the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger" and "The Offer--Source and Amount of Funds." As a result of the Axiohm Exchange and the Acquisition of Purchaser, Parent will become a subsidiary of Purchaser and Purchaser will become a wholly owned subsidiary of Target. Following the Axiohm Exchange and the Acquisition of Purchaser, Purchaser will be merged with and into Target (the "Merger") and the Shares owned by Purchaser will be cancelled. In the Merger, the name of Target, as the surviving corporation in the Merger, will be changed to Axiohm Inc.

  Following the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger, Parent will be a subsidiary of Target and Target will be approximately 79% to 85% owned by the former Parent shareholders and approximately 15% to 21% owned by the current shareholders of Target (depending on the actual number of Shares purchased pursuant to the Offer and the actual number of Exchange Shares transferred by Purchaser in the Axiohm Exchange and assuming no exercise of outstanding options or warrants to purchase shares of Target's Common Stock). Following such transactions, an aggregate of approximately 51% to 55% of the outstanding shares of Target's Common Stock will be beneficially owned by two principal shareholders and directors of Parent. See "The Offer--Certain Information Concerning Purchaser and Parent; Relation to Target." Target's Common Stock is expected to continue to be quoted on the Nasdaq National Market, however, following the change of Target's name in the Merger to Axiohm Inc., the Common Stock may be quoted under a different trading symbol and it is anticipated that Target will remain subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, if the Maximum

Number is increased by Purchaser, the anticipated Nasdaq quotation and Exchange Act reporting treatment described above may be materially and adversely affected. See "The Offer--Effect of the Offer on the Market for Target's Common Stock, Stock Quotation, Exchange Act Registration and Margin Securities."

  Prudential Securities Incorporated ("Prudential"), Target's financial advisor, has delivered to Target its written opinion, dated as of July 14, 1997, that the consideration to be received by the holders of shares of Target Common Stock (other than Parent and its affiliates), consisting of cash consideration to be received by such holders pursuant to the Offer and the shares of Target Common Stock to be retained by such holders following the consummation of the Axiohm Exchange, the Acquisition of Purchaser and the Merger, is fair to such holders from a financial point of view. A copy of the opinion of Prudential is contained in Target's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Commission pursuant to the Exchange Act in connection with the Offer, a copy of which is being furnished to the shareholders by Target.

  TARGET'S BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND DETERMINED THAT THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER, THE AXIOHM EXCHANGE, THE ACQUISITION OF PURCHASER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF TARGET, AND RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST THE AMOUNT OF SHARES CONSTITUTING THE MINIMUM CONDITION AND (II) THE EXPIRATION OR TERMINATION OF ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED (THE "HSR ACT"), AND THE REGULATIONS THEREUNDER. THE CONSUMMATION OF THE OFFER, THE AXIOHM EXCHANGE, THE ACQUISITION OF PURCHASER AND THE MERGER ARE ALSO SUBJECT TO OTHER TERMS AND CONDITIONS WHICH ARE CONTAINED IN THE MERGER AGREEMENT AND DESCRIBED IN THIS OFFER TO PURCHASE. SEE "THE OFFER--TERMS OF THE OFFER, PRORATION AND EXPIRATION DATE," "THE OFFER--THE MERGER AGREEMENT" AND "THE OFFER--CERTAIN CONDITIONS OF THE OFFER."

  Target has advised Purchaser that as of July 11, 1997, there were 7,994,402 shares of Target's Common Stock outstanding (and 1,378,450 shares of Target's Common Stock issuable upon the exercise of all outstanding options, warrants, rights or any other security exercisable or convertible into shares of Target's Common Stock). As of the date of this Offer to Purchase, no shares of Target's Common Stock are beneficially owned by Purchaser or Parent. Pursuant to the Merger Agreement, outstanding options and warrants will either: if vested, be (i) cancelled in exchange for an amount in cash equal to the Offer Price minus the option exercise price for each share of Target's Common Stock subject to such option or (ii) cancelled in exchange for an arrangement whereby an amount in cash equal to the Offer Price minus the option exercise price for each share of Target's Common Stock subject to such option would be paid on a deferred basis, or if unvested, will remain outstanding with certain modifications. See "The Offer--Certain Information Concerning Target." Holders of vested options covering 730,410 shares of Target's Common Stock have agreed not to exercise their options until the Merger Agreement is either consummated or terminated. Subject to Purchaser's right to modify the number of Shares it is seeking to acquire in the Offer, the number of Shares to be purchased pursuant to this Offer is not less than 6,500,000 and not more than 7,000,000.

  Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Purchaser will pay all fees and expenses of Lehman Brothers Inc., which is acting as Dealer-Manager, Georgeson & Company Inc., which is acting as Information Agent and The Bank of New York, which is acting as the Depositary, incurred in connection with the Offer. See "The Offer--Fees and Expenses."

  The sale of Shares pursuant to the Offer will be a taxable transaction, the consequences of which will be determined under the stock redemption rules of
Section 302 of the Internal Revenue Code of 1986, as amended (the "Code"). See "The Offer--Certain U.S. Federal Income Tax Consequences."

  THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                   THE OFFER

1.TERMS OF THE OFFER, PRORATION AND EXPIRATION DATE

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for the Maximum Number of Shares validly tendered prior to the Expiration Date (as defined below) and not theretofore withdrawn in accordance with "The Offer--Withdrawal Rights." The term "Expiration Date" means 12:00 midnight, New York City time, on Tuesday August 12, 1997, unless and until Purchaser, in its sole discretion extends the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

  If more than the Maximum Number of Shares are validly tendered prior to the Expiration Date and not properly withdrawn, Purchaser will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for only the Maximum Number of Shares, on a pro rata basis, with adjustments to avoid purchases of fractional Shares, based upon the number of Shares validly tendered prior the Expiration Date and not properly withdrawn. Currently, the Maximum Number is 7,000,000 Shares. Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to increase the Maximum Number and, if such action is required under the rules of the Commission, Purchaser will extend the Offer.

  Because of the difficulty of determining precisely the number of Shares validly tendered and not withdrawn, if proration is required, Purchaser would not expect to be able to announce the final results of the proration or pay for Shares until at least five Nasdaq National Market trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Shares may obtain such preliminary information from the Dealer-Manager or the Depositary and may also be able to obtain such preliminary information from their brokers.

  Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason, including the occurrence of any of the events specified in "The Offer--The Merger Agreement."

  Subject to the applicable rules and regulations of the Commission, Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement) at any time and from time to time (i) to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for, any Shares pending receipt of any regulatory or governmental approval specified in "The Offer--Certain Legal Matters and Regulatory Approvals," (ii) to terminate the Offer and not accept for payment any Shares upon the occurrence of any of the conditions specified in "The Offer--Certain Conditions of the Offer" and (iii) to waive any condition or otherwise amend the Offer in any respect, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof; provided, however, that without the consent of Target, Purchaser will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer (other than by adding consideration), (iii) reduce the Maximum Number of Shares, (iv) change the Minimum Condition or (v) impose conditions to the Offer in addition to those set forth in the Merger Agreement which are adverse to the holders of shares of Target's Common Stock. Purchaser acknowledges that (x) Rule 14e-1(c) under the Exchange Act requires Purchaser to pay the consideration offered or to return the Shares tendered promptly after the termination or withdrawal of the Offer and (y) Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of this paragraph), any Shares upon the occurrence of any of the conditions specified in "The Offer--Certain Conditions of the Offer" without extending the period of time during which the Offer is open.

  Any extension, delay, amendment, waiver or termination of the Offer will be followed as promptly as practicable by a public announcement. In the case of an extension, Rule 14e-1(d) under the Exchange Act requires that the announcement be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to shareholders in connection with the Offer be promptly disseminated to shareholders in a manner reasonably designed to inform shareholders of such change), and without limiting the manner in which Purchaser may choose to make any public announcements, Purchaser will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

  If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, then Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In the Commission's view, the Offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders, and if material changes are made with respect to information that approaches the significance of price and share levels, then a minimum of ten business days may be required to allow for adequate dissemination and investor response. Accordingly, if prior to the Expiration Date, Purchaser increases or decreases the Maximum Number of Shares or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to the holders of Shares, the Offer will be extended at least until the expiration of such ten business day period. As used herein, a "business day" means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through midnight, New York City time.

  Target has provided Purchaser with Target's shareholder lists and security position listings for the purpose of disseminating the Offer to Target's shareholders. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed by Purchaser to record holders of Shares whose names appear on Target's shareholder list and will be furnished by Purchaser, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on such shareholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing.

2.ACCEPTANCE FOR PAYMENT AND PAYMENT

  Upon the terms and subject to the conditions of the Offer (including the Minimum Condition and, if the Offer is extended or amended, the terms and condition of any such extension or amendment), Purchaser will purchase, by accepting for payment, and will pay for, the Maximum Number of Shares which are validly tendered on or prior to the Expiration Date (and not properly withdrawn in accordance with "The Offer-- Withdrawal Rights") promptly after the latest to occur of (i) the Expiration Date, (ii) the expiration or termination of any applicable waiting periods under the HSR Act and (iii) the satisfaction or waiver of the conditions set forth in "The Offer--Certain Conditions of the Offer." Any determination concerning the satisfaction or waiver of such terms and conditions will be within the sole discretion of Purchaser, and such determination will be final and binding on all holders of Shares. See "The Offer--Terms of the Offer, Proration and Expiration Date" and "The Offer-- Procedure for Tendering Shares." Subject to applicable rules and regulations of the Commission, Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares pending receipt of any regulatory approvals specified in "The Offer--Certain Legal Matters and Regulatory Approvals" or in order to comply in whole or in part with any applicable law. Any such delays will be effected in compliance with Purchaser's obligation under Rule 14e-1(c) under the Exchange Act to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

  In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or timely Book-Entry Confirmation, as defined herein, of the book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility, as defined herein, pursuant to the procedures set forth in "The Offer--Procedure for Tendering Shares"), (ii) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer and (iii) any other documents required by such Letter of Transmittal. Payment for Shares accepted for payment pursuant to the Offer may be delayed in the event of proration due to the difficulty of determining the number of Shares validly tendered and not withdrawn. See "The Offer--Terms of the Offer, Proration and Expiration Date."

  The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgement from each participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation that each participant has received the Letter of Transmittal and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against each participant.

  If, prior to the Expiration Date, Purchaser increases the consideration offered to the holders of Shares pursuant to the Offer, then Purchaser will pay such increased consideration for all Shares purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in the consideration.

  On July 16, 1997, Parent filed with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division"), a Premerger Notification and Report Form under the HSR Act with respect to the Offer. Accordingly, it is anticipated that the waiting period under the HSR Act applicable to the Offer will expire at 11:59 p.m., New York City time, on July 31, 1997. Prior to the expiration or termination of such waiting period, the FTC or the Antitrust Division may extend such waiting period by requesting additional information from Parent with respect to the Offer. If such a request is made with respect to the purchase of Shares in the Offer, the waiting period will expire at 11:59 p.m., New York City time, on the tenth calendar day after substantial compliance by Parent with such a request. Thereafter, the waiting period may only be extended by court order. The waiting period under the HSR Act may be terminated prior to its expiration by the FTC and the Antitrust Division. Parent has requested early termination of the waiting period, although there can be no assurance that this request will be granted. See "The Offer--Certain Legal Matters and Regulatory Approvals" for additional information regarding the HSR Act.

  For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest be paid by Purchaser on the Offer Price for the Shares tendered pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

  If any tendered Shares are not accepted for payment for any reason pursuant to the Offer or if certificates are submitted evidencing more Shares than are tendered, certificates for any such Shares will be returned, without expense, to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth in "The Offer-- Procedure for Tendering Shares," such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable after the expiration, termination or withdrawal of the Offer.

3.PROCEDURE FOR TENDERING SHARES

  Valid Tender. In order for a shareholder to validly tender Shares pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees or an Agent's Message in connection with a book-entry delivery of Shares, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) certificates for tendered Shares must be received by the Depositary at one of such addresses or such Shares must be delivered pursuant to the procedures for book-entry transfer set forth below (and a Book-Entry Confirmation received by the Depositary), in each case on or prior to the Expiration Date or (ii) the tendering shareholder must comply with the guaranteed delivery procedures set forth below.

  THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND SOLE RISK OF THE TENDERING SHAREHOLDERS AND DELIVERY, INCLUDING ANY DELIVERY THROUGH A BOOK-ENTRY TRANSFER FACILITY, WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, THEN REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

  Book-Entry Delivery. The Depositary will make a request to establish an account with respect to the Shares at each of The Depository Trust Company and Philadelphia Depository Trust Company (each a "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in a Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the book-entry transfer system to transfer such Shares into the Depositary's account at a Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. The confirmation of a book-entry transfer of Shares into the Depositary's account at a Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." Although delivery of Shares may be effected through book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees or an Agent's Message in connection with a book-entry transfer in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedures described below. Delivery of documents to a Book-Entry Transfer Facility does not constitute delivery to the Depositary.

  Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm which is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Signature Guarantee Medallion Program or the Stock Exchange Medallion Program or by a commercial bank or trust company having an office or correspondent in the U.S. or by any other entity identified as an "eligible guarantor institution" as such term is defined in Rule 17Ad-15 under the Exchange Act (each an "Eligible Institution"). However, no signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder(s) of the Shares (which term, for purposes of this section, includes any participant in the Book-Entry Transfer Facility system whose name appears on a security position listing as the owner of the Shares) tendered therewith and such registered holder(s) has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on such Letter of Transmittal or (ii) such Shares are tendered for the account of an Eligible Institution. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not validly tendered or not accepted for payment or not purchased are to be issued or returned to a person other than the registered holder of the certificate(s) surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered holder or holders appear on the certificates, with signatures on such certificates or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal.

  Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's certificates for Shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary on or prior to the Expiration Date, such Shares may be tendered provided that all of the following guaranteed delivery procedures are duly complied with:

    (a)such tender is made by or through an Eligible Institution;

    (b)the Depositary receives (by hand, mail, telegram or facsimile transmission) on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser; and

    (c)the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or in the case of book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal, are received by the Depositary within five trading days after the date of execution of such Notice of Guaranteed Delivery.
  A "trading day" is any day on which the Nasdaq National Market is open for business.

  The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or by mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by Purchaser.

  Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will, in all cases, be made only after timely receipt by the Depositary of (i) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (ii) a Letter of Transmittal (or facsimile thereof) for such Shares, properly completed and duly executed, with any required signature guarantees (or in the case of book-entry transfer, an Agent's Message) and (iii) any other documents required by the Letter of Transmittal.

  Appointment. By executing a Letter of Transmittal as set forth above, the tendering shareholder irrevocably appoints designees of Purchaser as such shareholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after July 14, 1997. All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon such acceptance for payment, all prior powers of attorney and proxies given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney and proxies may be given (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares or other securities or rights in respect of any annual, special or adjourned meeting of Target's shareholders, or otherwise, as the designees in their sole discretion deem proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, Purchaser must be able to exercise full voting and other rights with respect to such Shares and other securities or rights, including, without limitation, voting at any meeting of shareholders then scheduled.

  Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular Shares, or with respect to those Shares held by any particular shareholder whether or not similar conditions, defects or irregularities are waived in the case of other Shares. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Purchaser, Parent, any of their respective affiliates or assigns, the

Depositary, the Dealer-Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

  Purchaser's acceptance for payment of Shares validly tendered pursuant to any of the procedures described above is intended to constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

  Backup Withholding. In order to avoid backup withholding of U.S. federal income tax on payments of cash pursuant to the Offer, each shareholder surrendering Shares in the Offer must provide the Depositary with such shareholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalty of perjury that such TIN is correct and that such shareholder is not subject to backup withholding. Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a shareholder does not provide its correct TIN or fails to provide the certification described above, under U.S. federal income tax laws, the Depositary will be required to withhold 31% of the amount of any payment made to such shareholder pursuant to the Offer. All shareholders tendering Shares pursuant to the Offer should complete and sign the Transmittal Letter and Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is provided in a manner satisfactory to Purchaser and the Depositary). Noncorporate foreign shareholders should complete and sign the Letter of Transmittal and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instructions 9 and 10 to the Letter of Transmittal.

  Withholding for Foreign Shareholders. The Depositary will withhold U.S. federal income taxes equal to 30% of the gross payments payable to a foreign shareholder unless such foreign shareholder proves in a manner satisfactory to the Purchaser and the Depositary that either (i) the sale of its Shares pursuant to the Offer will qualify as a sale or exchange, rather than a dividend, for U.S. federal income tax purposes (as described in "The Offer-- Certain U.S. Federal Income Tax Consequences"), in which case no withholding is required, or (ii) the foreign shareholder is eligible for a reduced tax treaty rate with respect to dividend income, in which case the Depositary will withhold at the reduced treaty rate. For this purpose, a foreign shareholder is any shareholder that is not (i) an individual citizen or resident of the U.S., (ii) a corporation, partnership or other entity created or organized under the laws of the U.S. or any political subdivision thereof, (iii) any estate the income of which is subject to U.S. federal income taxation regardless of the source of such income, (iv) a trust which is subject to the supervision of a court within the U.S. or the control of a U.S. fiduciary or
(v) a shareholder who establishes that dividends on the Shares held by such shareholder are effectively connected with a trade or business carried on by such shareholder within the United States. In order for the Depositary to determine whether the sale of Shares will qualify as a sale or exchange, all foreign shareholders must complete the Ownership Change Questionnaire attached as Annex A to the Letter of Transmittal. The Depositary will determine a shareholder's status as a foreign shareholder and eligibility for a tax treaty reduced rate of withholding by reference to the shareholder's address and to any outstanding certificates or statements concerning eligibility for a reduced rate of withholding unless facts and circumstances indicate that reliance is not warranted. A foreign shareholder who has not previously submitted the appropriate certificates or statements with respect to a reduced rate of withholding for which such shareholder may be eligible should consider doing so in order to avoid overwithholding. A foreign shareholder may be eligible to obtain from the U.S. Internal Revenue Service a refund of tax withheld if such shareholder meets one of the three tests for sale or exchange treatment described in "The Offer--Certain U.S. Federal Income Tax Consequences" or is otherwise able to establish that no tax or a reduced rate of tax was due.

4.WITHDRAWAL RIGHTS

  Except as otherwise provided in this Section, tenders of Shares made pursuant to the Offer are irrevocable, provided that Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after September 12, 1997.

  If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section. Any such delay will be by an extension of the Offer to the extent required by law.

  For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and the name of the registered holder of the Shares to be withdrawn, if different from the name of the persons who tendered the Shares. If certificates for the Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer as set forth in "The Offer--Procedure for Tendering Shares," any notice of withdrawal must also specify the name and number of the account at the appropriate financial institution that is a participant in a Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures for such withdrawal, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described above in "The Offer--Procedure for Tendering Shares" at any time on or prior to the Expiration Date.

  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Purchaser, Parent, any of their respective affiliates or assigns, the Depositary, the Dealer-Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

  The discussion set forth below of the U.S. federal income tax consequences of participating in the Offer is for general information only and does not purport to consider all aspects of U.S. federal income taxation that may be relevant to shareholders. The consequences to any particular shareholder may differ depending upon that shareholder's own circumstances and tax position. In addition, certain types of shareholders (including financial institutions, tax-exempt organizations, foreign persons and persons who acquired their shares of Target Common Stock upon the exercise of employee stock options or otherwise as compensation) may be subject to special rules. This discussion does not consider the effect of any applicable foreign, state or local tax laws. EACH SHAREHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS.

  For purposes of this discussion, shareholders are assumed to hold their Shares as capital assets.

  A shareholder who disposes of Shares pursuant to the Offer will generally recognize either (i) capital gain or loss ("Capital Gain Treatment") or (ii) dividend income ("Dividend Treatment") with respect to proceeds from the disposition, depending on whether the disposition of Shares is treated as a redemption of the Shares by the shareholder. As more fully described below, the disposition will be treated as a redemption under Section 302 of the Code (and therefore will qualify for Capital Gain Treatment) if (a) the disposition results in a "complete termination" of the shareholder's interest in Target,
(b) the distribution of proceeds is "substantially disproportionate" with respect to the shareholder or (c) the distribution of proceeds is "not essentially equivalent to a dividend" (the foregoing (a), (b) and (c) collectively, the "Redemption Tests").

  If a shareholder satisfies one of the Redemption Tests so that the disposition is treated as a redemption, the shareholder will be subject to Capital Gain Treatment and will recognize gain or loss equal to the difference between the cash proceeds received for the Shares and the shareholder's tax basis for such Shares. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) disposed of pursuant to the Offer, although, under proposed legislation not yet effective, gain or loss would be determined based on the average tax basis of all Shares held by the beneficial owner. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the beneficial owner held the Shares for more than one year as of the date of disposition. A long-term capital gain of individuals currently is taxed at a maximum rate of 28%. Various legislative proposals, including separate versions of the Revenue Reconciliation Bill of 1997 recently passed by the House of Representatives and the Senate (the "Bill") would reduce the long-term capital gains rates applicable to individuals. It is uncertain whether, in what form, and with what effective date any such legislation will be enacted.

  If a shareholder does not satisfy any of the Redemption Tests, the shareholder will be subject to Dividend Treatment and will recognize dividend income equal to the proceeds from the disposition to the extent of the shareholder's allocable share of Target's current or accumulated earnings and profits. Any excess will be treated first as a return of capital and will be applied against and reduce the adjusted basis of all of the Shares held by such shareholder (including those disposed of pursuant to the Offer). Any remaining amount after the shareholder's basis has been reduced to zero will be taxable as capital gain.

  In determining whether any of the Redemption Tests is satisfied, a shareholder must take into account both Shares actually owned by such shareholder and any Shares considered owned by such shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code. Under Section 318 of the Code, a shareholder generally will be considered to own Shares which such shareholder has the option to acquire and Shares owned (and, in some cases, constructively owned) by certain members of the shareholder's family and by certain entities (such as corporations, partnerships, trusts and estates) in which such shareholder has an interest.

Following is a further description of the Redemption Tests:

    (a) A sale of Shares pursuant to the Offer will result in a "complete termination" of all of a shareholder's stock in Target if, pursuant to the Offer, Target purchases all of the Shares actually and constructively owned by the shareholder and the shareholder thereafter owns no other stock of Target. If the shareholder's sale of Shares pursuant to the Offer includes all Shares actually owned by the shareholder, but the shareholder continues to constructively own Shares held by family members, such shareholder may qualify for "complete redemption" treatment if he, she or it effectively waives the constructive ownership rules regarding attribution from family members. Shareholders in this position should consult their own tax advisors as to the availability of such a waiver.

    (b) The sale of Shares pursuant to the Offer will be "substantially disproportionate" with respect to a shareholder if, immediately after the Offer, such shareholder's actual and constructive percentage ownership of Shares then outstanding is less than 80% of the shareholder's actual and constructive percentage ownership of Shares outstanding immediately before the purchase of Shares pursuant to the Offer, and after the sale, the shareholder owns less than 50% of the total combined voting power of all classes of stock of Target entitled to vote.

    (c) Whether the sale of Shares pursuant to the Offer is "not essentially equivalent to a dividend" depends upon the individual shareholder's facts and circumstances, but in any case requires a "meaningful reduction" in the shareholder's proportionate interest in Target. The Internal Revenue Service has held in a published ruling that, under the particular facts of that ruling, a small reduction in the percentage ownership of a shareholder constituted a "meaningful reduction" when the shareholder owned an insignificant percentage of the corporation's stock before and after a redemption and did not exercise any control over corporate affairs. However, some reduction in a shareholder's interest is required. Shareholders intending to satisfy this test should consult their own tax advisors as to the application of this standard to their particular situations.

  Shareholders should be aware that their ability to satisfy any of the foregoing tests may be affected by any proration pursuant to the Offer. In addition, it is likely that an acquisition or disposition of Shares (including market purchases and sales) by a shareholder substantially contemporaneously with the Offer will be taken into account in determining whether any of the Redemption Tests described above is satisfied. Further, it is possible that an acquisition or disposition of options to acquire Shares may also be taken into account in determining whether any of the Redemption Tests is satisfied. Shareholders should consult their own tax advisors as to any effect of such events on the application of these tests.

  Treatment of Dividend Income for Corporate Shareholders. Any income subject to Dividend Treatment pursuant to the rules described above will be eligible for the 70% dividends received deduction allowable to domestic corporate shareholders under Section 243 of the Code, subject to applicable limitations, including those relating to "debt-financed portfolio stock" under Section 246A of the Code and to the holding period requirements of Section 246 of the Code. Also, any amount treated as a dividend may constitute an "extraordinary dividend" subject to the provisions of Section 1059 of the Code. Under Section 1059, a corporate shareholder must reduce the tax basis of such shareholder's stock (but not below zero) by the portion of any "extraordinary dividend" which is deducted under the dividends received deduction, and, if such portion exceeds the shareholder's tax basis for the stock, must treat any such excess as additional gain on the subsequent sale or other disposition of such shares. In addition, the aggregation rules of Section 1059 might require that other dividends received by the shareholders on stock of Target be treated as part of the "extraordinary dividend." Corporate shareholders should consult their own tax advisors as to the application of Section 1059 to the Offer.

  The Bill, if enacted, would provide, among other things, that the non-taxed portion of any extraordinary dividend in excess of basis shall be treated as gain from the sale or exchange of such stock. This proposed modification, if enacted, would apply to all distributions after May 3, 1995.

  THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH SHAREHOLDER IS URGED TO CONSULT SUCH SHAREHOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH SHAREHOLDER (INCLUDING THE APPLICABILITY AND EFFECT OF THE CONSTRUCTIVE OWNERSHIP RULES AND FOREIGN, STATE AND LOCAL TAX LAWS) OF THE SALE OF SHARES PURSUANT TO THE OFFER.

6.PRICE RANGE OF THE SHARES AND DIVIDENDS

  Target's Common Stock is included for quotation on the Nasdaq National Market under the symbol "DHTK." Following the change of Target's name in the Merger to Axiohm Inc., the Common Stock may be quoted on the Nasdaq National Market under a different trading symbol. The following table sets forth, for each of the periods indicated, the high and low reported sales prices per share for Target's Common Stock as reported by the Nasdaq National Market.

                                                                    HIGH   LOW
                                                                   ------ ------
1995:
 First Quarter.................................................... $16.17 $13.83
 Second Quarter...................................................  19.41  13.83
 Third Quarter....................................................  22.17  17.33
 Fourth Quarter...................................................  24.75  19.00
1996:
 First Quarter.................................................... $24.50 $21.25
 Second Quarter...................................................  27.75  22.00
 Third Quarter....................................................  26.50  22.50
 Fourth Quarter...................................................  25.25  22.75
1997:
 First Quarter.................................................... $24.13 $15.00
 Second Quarter...................................................  18.00  13.50
 Third Quarter (through July 14, 1997)............................  17.25  15.75

  On July 14, 1997, the last full trading day before public announcement of the execution by Target, Purchaser and Parent of the Merger Agreement and of Purchaser's intention to commence the Offer, the last reported sale price of Target's Common Stock on the Nasdaq National Market was $15.875 per share.

  SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR TARGET'S COMMON STOCK.

  Target has never paid dividends on its Common Stock nor does it expect to pay dividends in the foreseeable future.

7. EFFECT OF THE OFFER ON THE MARKET FOR TARGET'S COMMON STOCK, STOCK QUOTATION, EXCHANGE ACT REGISTRATION AND MARGIN SECURITIES

  The purchase of Shares pursuant to the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger will likely decrease both the number of holders of shares of Target's Common Stock and the number of shares of Target's Common Stock that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining shares of Target's Common Stock. Based on the number of shares of Target Common Stock outstanding on July 11, 1997, if the Offer is consummated for the Maximum Number of Shares and the Axiohm Exchange is completed, the holders of Target Common Stock immediately prior to the Offer would own approximately 15% to 21% of the outstanding shares of Target Common Stock and the shareholders of Parent would own approximately 79% to 85% of the outstanding shares of Target Common Stock (depending on the actual number of Shares purchased pursuant to the Offer and the actual number of Exchange Shares transferred by Purchaser in the Axiohm Exchange and assuming no exercise of outstanding options or warrants to purchase shares of Target's Common Stock). Following such transactions, an aggregate of approximately 51% to 55% of the shares of Target's Common Stock will be beneficially owned by two principal shareholders and directors of Parent. See "The Offer--Certain Information Concerning Purchaser and Parent; Relation to Target."

  Nasdaq Registration. Target's Common Stock is currently included for quotation on the Nasdaq National Market. Based upon the Maximum Number of Shares to be purchased in the Offer, it is anticipated that, following the Offer, Target's Common Stock will continue to meet the requirements of the National Association of Securities Dealers, Inc. ("NASD") for continued inclusion in the Nasdaq National Market (the "Nasdaq National Market") (the top tier market of the Nasdaq Stock Market) which currently requires that an issuer have at least 200,000 publicly held shares, held by at least 400 shareholders or 300 shareholders of round lots, with a market value of $1,000,000, and have net tangible assets of at least either $1,000,000 or $4,000,000, depending on profitability levels during the issuer's four most recent fiscal years. However, if these standards are not met in the future, Target's Common Stock may no longer qualify for inclusion in the Nasdaq National Market, although Target's Common Stock might nevertheless continue to have quotations published in the Nasdaq "additional list" or in one of the "local lists," but if the number of holders of Target's Common Stock were to fall below 300, or if the number of publicly held shares of Target's Common Stock were to fall below 100,000 or there were not at least two registered and active market makers for Target's Common Stock, NASD rules provide that Target's Common Stock would no longer be "qualified" for Nasdaq reporting and Nasdaq would cease to provide any quotations. Shares of Target's Common Stock held directly or indirectly by any officer or director of Target, or by any beneficial owner of more than 10% of the outstanding shares of Target's Common Stock, ordinarily will not be considered publicly held for this purpose. Target has advised Purchaser that, as of July 11, 1997, there were approximately 454 holders of record of shares of Target's Common Stock and 7,994,402 shares of Target's Common Stock were outstanding (and 1,378,450 shares of Target's Common Stock were issuable upon exercise of all outstanding options, warrants, rights or any other security exercisable or convertible into shares of Target's Common Stock).

  If, after the purchase of Shares pursuant to the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger, Target's Common Stock does not meet the requirements of the NASD for continued inclusion in the Nasdaq Stock Market or the Nasdaq National Market, as the case may be, the market for shares of Target's Common Stock would be likely be materially and adversely affected.

  Pursuant to Section 19(b)(1) of the Exchange Act and Rule 19b-4 thereunder, on March 3, 1997, the NASD filed with the Commission a proposed rule change (the "Proposal") which would revise the listing standards for Nasdaq by, among other things, revising the net tangible asset tests, the public float requirement and the market value of public float requirement. The Proposal may have an effect upon whether Target's Common Stock continues to be listed on the Nasdaq National Market. Although certain companies, including Target, may not be able to meet the more stringent standards contained in the Proposal, companies not in compliance with such standards will have six months after the Proposal is approved by the Commission to comply with the new rules. In addition, for those companies who are unable to qualify under the new standards, an alternative is now available through such companies' eligibility for quotation in the OTC Bulletin Board ("OTCBB"). The OTCBB is a quotation medium used by NASD members to reflect quotations in non-Nasdaq securities. Securities quoted in the OTCBB are subject to real-time reporting. None of Target, Purchaser or Parent can predict whether Target or Target's Common Stock will meet the new requirements contained in the Proposal. Questions about the Proposal and the status of the Commission's approval process should be directed to the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048 or may be obtained from the Commission's Internet site on the World Wide Web at http://www.sec.gov. Copies of the Proposal may also be obtained by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Proposal may also be inspected at the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

  In the event that Target's Common Stock no longer meets the requirements of the NASD for quotation through Nasdaq and Target's Common Stock is no longer included in the Nasdaq Stock Market, it is possible that Target's Common Stock would continue to trade in the over-the-counter market and that price quotations would be reported by other sources, such as OTCBB. The extent of the public market for Target's Common Stock and the availability of such quotations would, however, depend upon the number of holders of Target's Common Stock remaining at such time, the interest in maintaining a market in Target's Common Stock on the part of securities firms, the possible termination of registration of Target's Common Stock under the Exchange Act, as described below, and other factors.

  If, as a result of the purchase of the Shares in the Offer or otherwise, trading of Target's Common Stock on Nasdaq is discontinued, the liquidity of any market for Target's Common Stock would likely be materially and adversely affected. Purchaser cannot predict whether or the extent to which the reduction in the number of outstanding shares of Target's Common Stock that might otherwise trade publicly after the consummation of the Offer, coupled with the impact of the Axiohm Exchange, the Acquisition of Purchaser and the Merger, would have on the market price for or marketability of Target's Common Stock or whether it would cause future market prices to be greater or less than the Offer Price.

  Exchange Act Registration. Target's Common Stock is currently registered under the Exchange Act and, following the purchase of the Maximum Number of Shares in the Offer, and the consummation of the Axiohm Exchange, the Acquisition of Purchaser and the Merger, are intended to remain so registered. However, other possible factors (while not currently known or anticipated by Purchaser or Parent) may result in Target's Common Stock becoming eligible for deregistration under the Exchange Act. Registration of Target's Common Stock under the Exchange Act may be terminated upon application by Target to the Commission if such shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of Target's Common Stock under the Exchange Act would substantially reduce the information required to be furnished by Target to its shareholders and to the Commission or eliminate certain protection currently provided to shareholders by making certain provisions of the Exchange Act no longer applicable to Target, such as the short-swing profit recovery and reporting provisions of
Section 16 of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders' meetings, the related requirements of furnishing annual and transition reports to shareholders pursuant to Section 15(d) of the Exchange Act and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of Target and persons holding "restricted securities" of Target to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act may be impaired or eliminated. Additionally, if registration of Target's Common Stock under the Exchange Act is terminated, then Target's Common Stock would no longer be considered "margin securities" or be eligible for listing on the Nasdaq National Market.

  Margin Securities. Shares of Target's Common Stock are currently "margin securities" under the regulations of the Board of Governors of the U.S. Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of shares of Target's Common Stock. Depending upon factors similar to those described above regarding listing and market quotations, it is expected that, following the purchase of the Maximum Number of Shares in the Offer, and following consummation of the Axiohm Exchange, the Acquisition of Purchaser and the Merger, Target's Common Stock should continue to constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board. However, if circumstances change in the future, Target's Common Stock may lose its status as "margin securities" and therefore could no longer be used as collateral for loans made by brokers. If registration of Target's Common Stock under the Exchange Act were terminated, then Target's Common Stock would no longer be considered "margin securities" or be eligible for Nasdaq trading.

8.CERTAIN INFORMATION CONCERNING TARGET

  Except as otherwise set forth herein, the information concerning Target contained in this Offer to Purchase, including financial information, has been furnished by Target or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Neither Purchaser nor Parent assumes any responsibility for the accuracy or completeness of the information concerning Target furnished by Target or contained in such documents and records or for any failure by Target to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser or Parent.

  General. Target is a California corporation with its principal executive offices located at 15070 Avenue of Science, San Diego, California 92128. Target designs, manufactures, and sells transaction printers and mechanisms, impact printheads and magnetic heads, bar code printers and related services and supplies, such as labels and ribbons. Target also offers printhead repair and replacement services. Target's products provide printing solutions for many diverse applications, including freight and bar code labels, retail point-of-sale transactions, gasoline vending receipts and airline ticketing. Other applications include banking and automated teller machine ("ATM") transactions, health care industry transactions, data processing reports, gaming tickets and multi-part forms.

  Financial Information. Set forth below is certain selected historical consolidated financial information with respect to Target and its subsidiaries for the fiscal years ended December 31, 1996, 1995 and 1994 and for the three month periods ended March 31, 1997 and 1996. This information has been excerpted or derived from the information contained in Target's audited financial statements contained in Target's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and the unaudited consolidated financial statements contained in Target's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997. More comprehensive financial information is included in such reports and other documents filed by Target with the Commission, and the following information is qualified in its entirety by reference to such reports and such other documents and all the financial information (including any related notes) contained therein. Such reports and other documents may be inspected and copied in the manner set forth below under "Available Information." The selected historical consolidated financial information of Target as of March 31, 1997 and for the three month periods ended March 31, 1996 and 1997 have been derived from the unaudited financial statements of Target and, in the opinion of Target's management, reflects all adjustments necessary for the fair presentation of such unaudited interim financial information. The results of operations for interim periods are not necessarily indicative of the results to be expected for the entire year or any other future period.

                              DH TECHNOLOGY, INC.
                     SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                THREE MONTHS
                                      YEAR ENDED DECEMBER 31,  ENDED MARCH 31,
                                      ------------------------ ----------------
                                        1996    1995    1994    1997     1996
                                      -------- ------- ------- -------  -------
                                                                 (UNAUDITED)
INCOME STATEMENT DATA:
Net sales............................ $115,784 $98,855 $77,918 $19,185  $28,196
Gross profit.........................   40,937  35,588  28,946   6,658    9,726
Income (loss) from operations........   19,135  15,198  11,492 (10,046)   4,478
Income (loss) before income taxes....   20,477  16,153  12,136  (9,665)   4,762
Net income (loss)....................   13,027  10,301   8,058  (7,883)   3,035
Net income (loss) per share.......... $   1.56 $  1.24 $  1.00 $ (0.99) $  0.36
Weighted average number of shares
 outstanding including common stock
 equivalents.........................    8,351   8,337   8,076   7,976    8,469

  Target did not declare or pay any cash dividends on its Common Stock during the periods covered.

                                                  DECEMBER 31,
                                             -----------------------  MARCH 31,
                                              1996    1995    1994      1997
                                             ------- ------- ------- -----------
                                                                     (UNAUDITED)
BALANCE SHEET DATA:
Current assets.............................. $75,247 $64,205 $49,429   $77,555
Total assets................................  97,105  85,285  71,306    94,550
Current liabilities.........................  13,218  15,541  12,238    18,098
Long-term debt (less current maturities)....   1,635   2,115   2,992     2,367
Shareholders' equity........................  82,252  67,480  55,848    74,085

  Target has advised Parent and Purchaser that it expects to report net sales, net income and net income per share of approximately $25.5 million, $1.8 million and $0.22, respectively, for the quarter ended June 30, 1997, compared to $29.2 million, $3.3 million and $0.39, respectively, for the quarter ended June 30, 1996. Included in the net income for the period ended June 30, 1997 are expenses of $390,000 associated with the transactions described herein. Without these charges, net income and net income per share would have been $2.0 million and $0.25, respectively.

  Available Information. Target is subject to the reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning Target's directors and officers (including their remuneration and stock options granted to them), shares of Target's Common Stock held by them, the principal holders of Target's securities and any material interest of such persons in transactions with Target and certain other matters is required to be disclosed in proxy statements distributed to Target's shareholders and filed with the Commission. Such reports, proxy statements and other information may be inspected without charge at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, upon request, such reports, proxy statements and other information will be made available for inspection and copying at the Commission's Public Reference Facilities located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates upon request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically at the Commission's site on the World Wide Web located at http://\www.sec.gov. The Target's Common Stock is listed on the Nasdaq National Market, and such reports, proxy statement and other information concerning the Target may be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington D.C. 20006.

  Treatment of Target Options

  Pursuant to the Merger Agreement, Target's Board has agreed to take all actions necessary such that all Company Outstanding Options (as defined in the Merger Agreement) are treated as follows. Upon acceptance for payment of Shares by Purchaser pursuant to the Offer, all Vested Company Outstanding Options (as defined below), other than Company Outstanding Options held by certain individuals to be designated by Target, subject to the reasonable acceptance of Parent (the "Designated Optionees"), shall be cancelled and each holder thereof shall thereupon be paid by Target an amount, in cash, equal to the product of
(i) the number of Shares subject to Vested Company Outstanding Options held by such holder and (ii) the Offer Price minus the exercise price applicable to such Vested Company Outstanding Options (the "Option Spread"), less applicable taxes. The Designated Optionees may elect, as to all or a portion of the individual's Vested Company Outstanding Options, to be covered under the preceding sentence or to receive the Option Spread on a deferred basis over a period not to exceed seven years following the Effective Time, subject to earlier distribution upon termination of the individual's employment for any reason. Target shall also pay a tax subsidy payment on the Option Spread consisting of (i) a payment to reflect the federal and state tax rate differential between long-term capital gains and ordinary income, and (ii) a payment to reimburse the individual for taxes due as a result of the rate differential payment, provided that such tax subsidy payments shall be limited so as to avoid triggering the golden parachute excise tax under Sections 280G and 4999 of the Internal Revenue Code. For purposes of the foregoing, Vested Company Outstanding Options shall mean: (i) all Company Outstanding Options that are vested as of the date of acceptance for payment of Shares by Purchaser pursuant to the Offer or that would have vested through September 6, 1997; (ii) one-half of Company Outstanding Options issued to Walter Sobon; and (iii) all warrants outstanding under Target's Director Warrant Plan (as defined in the Merger Agreement).

  All Company Outstanding Options other than Vested Company Outstanding Options ("Unvested Company Outstanding Options") shall remain outstanding and subject to the terms and conditions of the applicable Company option plan and option agreement, but shall be modified to provide for full vesting acceleration in the event the employee's employment is terminated (i) by Target other than for cause, or (ii) as the result of the employee's death or disability. Unvested Outstanding Company Options held by William Gibbs, Walter Sobon, David Ledwell and Janet Shanks shall also be modified to provide for acceleration upon a constructive termination of employment. In the event Target engages in a transaction prior to April 1, 2001, as a result of which Target's Common Stock is no longer registered under the Exchange Act, each holder of Unvested Company Outstanding Options shall be entitled to receive from Target a cash payment equal to the product of (i) the number of shares subject to Unvested Company Outstanding Options held by such holder and (ii) the Offer Price minus the exercise price applicable to such Unvested Company Outstanding Options, less applicable taxes.

  Employment Agreements

  In connection with the Merger Agreement and the transactions contemplated thereby, Target has entered into employment agreements with William Gibbs and Walter Sobon, executive officers of Target. Each of the agreements will take effect upon the consummation of the Offer.

  The employment agreement with Mr. Gibbs (the "Gibbs Agreement") provides for Mr. Gibbs to be employed as Target's Chief Executive Officer at a base salary of no less than $225,000. Mr. Gibbs is also eligible to receive a minimum target bonus equal to 50% of his base salary to be awarded based on Target's financial performance and is entitled to a car and a car allowance and to participate in other employee benefit plans and programs available to Target's other employees. The Gibbs Agreement also contemplates that he will be granted an option to purchase a number of shares of Target's Common Stock as determined by the compensation committee of Target's Board at an exercise price which shall be equal to the then fair market value of the Target Common Stock. The option shall vest as to 50% of the shares 24 months following the grant date and as to an additional 1/48th of the shares each month thereafter. In the event Mr. Gibbs' employment with Target terminates in an Involuntary Termination (as defined in the Gibbs Agreement), Mr. Gibbs shall receive a lump sum severance payment equal to two years compensation if terminated in the first 12 months, 18 months compensation if terminated in the second 12 months and 12 months compensation if terminated thereafter. In addition, in the event Mr. Gibbs' employment is terminated as a result of an Involuntary Termination, disability or death, the vesting and exercisability of all outstanding stock options that were granted to Mr. Gibbs prior to the consummation of the Offer shall accelerate in full. The Gibbs Agreement supersedes the employment agreement between Target and Mr. Gibbs dated
December 3, 1985.

  The employment agreement with Mr. Sobon (the "Sobon Agreement") provides for Mr. Sobon to be employed as Target's Chief Financial Officer at a base salary of no less than $160,000. Mr. Sobon is also eligible to receive a minimum target bonus of $50,000, to be awarded based on Target's financial performance and is entitled to a car allowance and to participate in other employee benefit plans and programs available to Target's other employees. The Sobon Agreement also contemplates that he will be granted an option to purchase a number of shares of Target's Common Stock as determined by the compensation committee of Target's Board at an exercise price which shall be equal to the then fair market value of the Target Common Stock. The option shall vest as to 50% of the shares 24 months following the grant date and as to an additional 25% of the shares each year thereafter. In the event Mr. Sobon's employment with Target terminates in an Involuntary Termination (as defined in the Sobon Agreement), Mr. Sobon shall receive a lump sum severance payment equal to 12 months compensation, except that (i) in the event that Mr. Gibbs' employment is terminated in the first 12 months following the consummation of the Offer and Sobon is terminated in the same 12 month period, Sobon shall receive a lump sum severance payment equal to 18 months compensation and (ii) in the event that Gibbs' employment is terminated in the second 12 months following the consummation of the Offer and Sobon is terminated in the same 12 month period, Sobon shall receive a lump sum severance payment equal to 15 months compensation. In addition, in the event Mr. Sobon's employment is terminated as a result of an Involuntary Termination, disability or death, the vesting and exercisability of all outstanding stock options that were granted to Mr. Sobon prior to the consummation of the Offer shall accelerate in full. The Sobon Agreement supersedes the employment arrangement between Target and Sobon as set forth in a letter from Target dated September 20, 1996 and amended September 30, 1996.

  In connection with the Merger Agreement and the transactions contemplated thereby, Target also intends to enter into employment arrangements with David Ledwell and Janet Shanks, executive officers of Target. Such agreements are expected to take effect upon the consummation of the Offer. The employment agreement with Mr. Ledwell (the "Ledwell Agreement") is expected to provide for Mr. Ledwell to be employed at a base salary of no less than $160,000. Mr. Ledwell will also be eligible to receive a minimum target bonus equal to $40,000, to be awarded based on Target's financial performance and will be entitled to participate in other employee benefit plans and programs available to Target's other employees. The Ledwell Agreement is also expected to contain language providing that, in the event that Mr. Ledwell's employment with Target terminates in an "involuntary termination," Mr. Ledwell shall receive a lump sum severance payment equal to 2 years compensation, if terminated in the first 24 months and 12 months salary if terminated thereafter. The employment agreement with Ms. Shanks (the "Shanks Agreement") is expected to provide for Ms. Shanks to be employed as Target's Chief Accounting Officer at a base salary of no less than $90,000. Ms. Shanks will also be eligible to receive a minimum target bonus equal to $20,000, to be awarded based on Target's financial performance and will be entitled to participate in other employee benefit plans and programs available to Target's other employees. The Shanks Agreement is also expected to contain language providing that, in the event that Ms. Shanks' employment with Target terminates in an "involuntary termination," Ms. Shanks shall receive a lump sum severance payment equal to 12 months compensation, if terminated in the first 24 months and 6 months salary if terminated thereafter. The Ledwell Agreement and the Shanks Agreement are also expected to provide that Mr. Ledwell and Ms. Shanks, respectively, will be granted an option to purchase a number of shares of Target's Common Stock as determined by the compensation committee of Target's Board at an exercise price equal to the then fair market value of the Target Common Stock. The option shall vest as to 50% of the shares 24 months following the grant date and as to an additional 25% of the shares each year thereafter. In addition, each agreement is expected to provide that, in the event Mr. Ledwell's or Ms. Shanks' respective employment is terminated as a result of an "involuntary termination," disability or death, the vesting and exercisability of all outstanding stock options that such received prior to the Effective Time shall accelerate in full.

9.CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT; RELATION TO TARGET

  PURCHASER. Purchaser is a newly incorporated California corporation organized in connection with the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger and has not carried on any activities other than in connection with such transactions. The principal offices of Purchaser are located at 950 Danby Road, Ithaca, New York 14850. Purchaser is an indirect wholly owned subsidiary of Parent.

  Until immediately prior to the time that Purchaser will purchase Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger. Because Purchaser is newly formed and has minimal assets and capitalization, no meaningful financial information regarding Purchaser is available.

  PARENT. Parent was incorporated in France in 1988, as a result of the acquisition of a division of Schlumberger Industries S.A. by a group of former executives of that company. Parent's principal offices are located at BP 675-1 a 9, rue d'Arcueil, 92542 Montrouge Cedex, France. Parent's strategy has been
(i) to grow revenue through aggressive geographic expansion into areas such as Japan and China, sales and marketing efforts aimed at satisfying customers' long-term, application specific needs, and research and development efforts focused on the timely introduction of new products and the creation of a broader offering of products; (ii) to reduce operating costs through the improvement of manufacturing processes and the allocation of manufacturing to cost effective locations; and (iii) to pursue consolidation opportunities within the specialty printer industry in order to achieve benefits such as economies of scale, rationalization of overhead expenses and greater product breadth and geographic scope within the specialty printer industry.

 BUSINESS

  Parent designs, manufactures and sells transaction printers and thermal printing mechanisms. Parent believes it is the only printer manufacturer, outside of Japan, with fully integrated thermal printhead manufacturing capability. Parent also offers repair and replacement services. Parent's products provide printing solutions for many diverse applications, including retail point-of-sale transactions, gasoline vending receipts, cash registers, banking and ATM transactions, couponing and gaming tickets.

  Parent's products are marketed and sold worldwide directly to original equipment manufacturers (OEMs) or via sales representatives, value-added resellers and distributors. Parent's sales offices are located in France, Germany, the U.S., Japan and Taiwan.

  Parent develops products that serve the application-specific needs of its customers as well as products focused on general requirements of the transaction printer and thermal printing mechanism market. To serve these markets and applications, Parent uses a broad range of printing techniques, including impact and thermal printing technologies and provides related supplies, services and repairs.

  Impact printing can form a variety of characters, graphics or bar codes by printing vertical columns of dots in combinations of patterns as the printhead sweeps horizontally across a page. Impact printing permits multiple fonts and multiple language characters to be intermingled under software control and also can be used to print bar codes and multi-part forms. Compared with non-impact printers, impact printers generally have the advantage of lower operating costs.

  Thermal printing is accomplished either directly or through thermal transfer. Direct thermal printing creates images directly on specially treated paper by transferring heat to the paper using a linear array of miniature heater elements. Thermal transfer printing uses a ribbon that transfers images onto untreated paper, using a linear array of miniature heater elements.

 PRODUCTS

  Parent's products are designed for precision, reliability and durability and, as such, operate using a full range of print speeds.

  Thermal Printing Mechanisms. Thermal printing mechanisms are supplied to OEMs (exclusive of printer manufacturers) requiring a ticket printing capability such as gasoline pumps, weighing scales, credit card verifiers and cash registers. Thermal printing mechanisms are used in applications where speed, versatility, reliability, low noise level, low maintenance costs and relatively low costs are important factors.

  Transaction Printers. Parent's transaction printers utilize impact and thermal printing technology and consist of three product families: impact printers, thermal printers and related supplies and services. Applications for these products include bank teller transactions, ATM receipts and statement printing, point-of-sale receipts, money order printing, lottery tickets and label printing.

 MARKETING AND CUSTOMERS

  Parent's thermal printing mechanisms are sold primarily to OEMs. Parent's transaction printers are sold to OEMs, distributors and value-added resellers. Parent believes many of its customers rely on Parent as their sole source supplier but could modify their systems to utilize competitive products.

  Marketing efforts include advertisements in a number of trade journals, news releases covering new products and participation in certain industry trade shows in the U.S. and Europe. As of March 30, 1997, domestic and international sales were conducted directly to OEMs or via sales representatives, value-added resellers and distributors.

  In 1996, one client, NCR, accounted for 52% of Parent's total revenues, or approximately $49.5 million. No other customer accounted for more than 10% of Parent's revenues in 1996. Sales to NCR for the six months ended June 30, 1997 were approximately $26.7 million, compared to approximately $25.7 million for the six months ended June 30, 1996.

  An OEM Purchase Agreement, dated December 29, 1994 (the "OEM Agreement"), governs certain aspects of the relationship between Parent's wholly owned subsidiary, Axiohm IPB, Inc., a Delaware corporation ("IPB") and NCR. Pursuant to the terms and conditions of the OEM Agreement, IPB has agreed to sell specified products and parts (relating to thermal and contact printing) (the "Specified Products") to NCR. The initial term of the OEM Agreement commenced on December 29, 1994 and expires December 28, 1997, with automatic renewal unless notice of termination is provided by either party (the "Term"). IPB and NCR are currently negotiating a new agreement to take effect January 1, 1998. Under the OEM Agreement, NCR agreed to purchase (on the terms and conditions of the OEM Agreement) 75% of its requirements for the Specified Products during the Term of the OEM Agreement. NCR's obligation to purchase the Specified Products is subject to, among other things, IPB's ability to meet NCR's specifications and requirements for price, performance, quality and delivery of the Specified Products. Over the Term of the OEM Agreement, NCR agreed to use its best efforts to permit IPB to bid on the design, development and/or manufacture of new products similar (e.g. improvements, enhancements or products performing the same or similar function, etc.) to the Specified Products. However, NCR may, in its reasonable judgement, determine whether to accept any offer by IPB to provide such design, development or manufacturing services or to provide such parts. The OEM Agreement provides that prices for the Specified Products may not exceed the prices for such products charged to buyers other than NCR, provided such buyers are in a class similar to NCR (taking similarities in purchase quantity and terms into consideration). The OEM Agreement also contains provisions requiring IPB to provide warranties (including, without limitation, product repair, replacement and service warranties) and indemnities relating to the Specified Products. Parent's relationship with NCR is significant to its business, financial condition and results of operations. A significant reduction in sales to NCR may have a material adverse effect on Parent's future business, financial condition and results of operations.

  Parent's sales outside of France are made directly by Parent and by distributors and agents and are subject to certain risks common to all export activities such as governmental regulation and the risk of imposition of tariffs or other trade barriers. However, a majority of Parent's sales are denominated in U.S. Dollars and, thus, are not subject to the risk of currency fluctuations. Parent reviews potential foreign currency risks on an ongoing basis and uses forward foreign exchange contracts to minimize currency exposure.

 BACKLOG

  Most of Parent's customers purchase products from Parent under purchase orders that specify prices for particular quantities and anticipated release dates ranging up to ten months. The total backlog under such purchase orders was approximately $26.0 million as of March 31, 1997, compared to approximately $25.2 million as of March 31, 1996. Parent's backlog is generally subject to cancellation or rescheduling by the customer on short notice with little or no penalty. Accordingly, Parent's backlog as of any particular date may not necessarily be indicative of actual sales for any future period.

 MANUFACTURING AND SUPPLIERS

  Parent manufactures all of its thermal printheads, and direct thermal mechanisms in Puiseaux, France. Parent manufactures substantially all of its transaction printers in Ithaca, New York. Manufacturing outside the country in which the customer is located is subject to certain risks, including transportation delays and interruptions, the imposition of tariffs and export control and changes in governmental policies.

  Parent manufactures its products in high volume and to exacting quality standards. Accordingly, Parent maintains an extensive quality assurance program, including computerized final testing of all printheads, transaction printers and mechanisms.

  At the end of 1995 and into 1996, Parent experienced severe disruption of its thermal head clean room output due to water damage caused by a subcontracting company performing routine maintenance work. In 1996, Parent received insurance proceeds of $1.0 million to compensate for the loss of revenue and commercial damage. There can be no assurance that incidents of this nature will not occur in the future or that such incidents will be adequately covered by insurance.

  Component parts used in the assembly of Parent's products, most of which use tooling designed and owned by Parent, are purchased primarily from suppliers in the U.S., the Far East and Europe. Although Parent has more than one vendor available for most parts, some parts are available only from a single vendor. Additionally, Parent will often initially rely on one single manufacturer for its supply of parts for newly developed products. If such a product becomes viable in the market, Parent then attempts to qualify additional vendors/manufacturers to supply such parts. An interruption in supply of a component part which is only available from a single vendor or manufacturer could temporarily result in Parent's inability to deliver products containing such a component part on a timely basis, which in turn could adversely affect Parent's results of operations.

 PATENTS AND LICENSES

  Parent holds various French, U.S. and other foreign patents on thermal printheads, transaction printers and printing mechanisms and has applied for additional domestic and foreign patents. The basic technology for Parent's products is based upon these patents and manufacturing expertise. There can be no assurance that any issued patents will provide Parent with competitive advantages or will not be challenged by third parties, or that the patents of other individuals or entities will not have an adverse effect on Parent's ability to do business, or that other individuals or entities will not independently develop similar products, duplicate Parent's products, engage in "reverse engineering" or otherwise design around the patents issued to Parent.

 COMPETITION

  Several thermal printing mechanism manufacturers compete directly with Parent in the high performance segment of the transaction printer and thermal printing mechanism market, and Parent's customers have the option of buying a competitor's thermal printheads or designing and manufacturing their own printers and printing mechanisms. The principal competitive factors in the transaction printer and thermal printing mechanism market are technological expertise and the ability to deliver reliable and cost-effective products on a timely basis. Parent believes that it successfully competes on each of these bases.

  There are numerous small and large competitors in the transaction printing market. Large, typically Japanese, manufacturers dominate the low cost segment of the market. Parent believes it has been successful in the intermediate to high cost segment of the market due to Parent's ability to provide application-specific products for its customers within relatively short production and delivery schedules.

 PRODUCT DEVELOPMENT

  Parent believes it is a leader in the development of both printing mechanisms and thermal printing technology. Parent's product development activities are targeted at both existing and new applications. A variety of engineering skills are required in the development of Parent's products, and Parent maintains expertise in mechanical, electrical, hardware and software engineering disciplines relating to printing mechanisms and thermal printing. As of March 31, 1997, Parent employed 76 individuals dedicated to research and development. For the period ended March 31, 1997, and the years ended December 31, 1996 and 1995, Parent spent approximately $1.7 million, $6.6 million and $5.8 million, respectively, for research and development of new and existing products.

 EMPLOYEES

  As of March 31, 1997, Parent and its subsidiaries had 547 full-time employees.

 LITIGATION

  From time to time, Parent is involved in litigation incidental to its business. In the opinion of Parent, no litigation to which it is currently a party is likely to have a material adverse effect on Parent's business, financial condition, results of operations or cash flows.

 PROPERTIES

  Parent has two manufacturing plants in France with an aggregate total area of approximately 100,000 square feet.

  The Montrouge (a suburb of Paris) facility (approximately 25,000 square feet) serves as the corporate headquarters of Parent and is the center for Parent's research and development efforts. Parent has recently negotiated a new lease for the Montrouge facility. The term of the new lease will commence in July of 1997 and terminate in June of 2006. Consistent with French law, Parent has an opportunity to terminate the lease relating to the Montrouge facility at three year intervals from commencement of the term of the lease (i.e., in June of 2000, 2003 and 2006), with no penalty.

  The Puiseaux (80 kilometers south of Paris) facility (approximately 75,000 square feet) is the location of Parent's printer assembly lines. Parent occupies the Puiseaux facility pursuant to a capitalized lease. The Puiseaux facility also contains a "clean room" for printhead manufacturing. The term of the capitalized lease commenced in 1995 and will be fully paid in 2010.

  A wholly owned subsidiary of Parent, IPB, owns a manufacturing plant in the U.S. which is located on a 66 acre parcel of land in Ithaca, New York. The Ithaca facility includes two structures, a 265,000 square foot building which serves as both the manufacturing facility and an office building (the "Main Building") and a 5,000 square foot building used for storage and as an additional office building. The Main Building contains approximately 180,000 square feet of space dedicated to manufacturing and 85,000 square feet of space dedicated to use as offices.

  In addition, Parent has sales offices located in Baesweiler (Aachen, Germany), Taipei (Taiwan), Tokyo (Japan) and several locations in the U.S.

  Parent believes that its existing facilities are suitable and adequate for its current operations and future growth.

 EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of Parent are as follows:

NAME                                    AGE POSITION
----                                    --- --------
Patrick Dupuy..........................  44 Chairman and Director
Gilles Gibier..........................  43 Director
Jean-George Huglin.....................  42 Chief Financial Officer and Director
Bernard Patry..........................  45 Vice President of Sales and Director
Nicolas Dourassof......................  42 Director
Gonzague de Blignieres.................  41 Director

  Mr. Dupuy has served as a director and the Chairman of Parent since 1988. Since 1988, Mr. Dupuy has also been a Co-Chairman and a fifty-percent shareholder of Dardel Technologies, S.A., a French holding company and a principal shareholder of Parent ("Dardel"). Mr. Dupuy is also a director and the President of Purchaser.

  Mr. Gibier has served as a director of Parent since 1988. Since 1988, Mr. Gibier has also been a Co-Chairman and a fifty-percent shareholder of Dardel. Mr. Gibier is also a director and the Secretary and Treasurer of Purchaser.

  Mr. Huglin has served as a director of Parent since 1988. Mr. Huglin is currently the Chief Financial Officer of Parent, a position he has held since June of 1995. Prior to joining Parent, Mr. Huglin held the position of Chief Financial Officer of Dardel since September 1992. Between May 1992 and September 1992, Mr. Huglin served as the Managing Director of Enerdis, S.A. ("Enerdis"), a manufacturer of measuring equipment which is owned by Dardel.

  Mr. Patry has served as a director of Parent since 1988. Mr. Patry is currently the Vice President of Sales of Parent, a position he has held since 1996. From 1991 to 1995, Mr. Patry was the Chief Executive Officer of Parent and from 1995 to 1996, he was Vice President of Marketing and Business Development of Parent.

  Mr. Dourassof has served as a director of Parent since 1996. Mr. Dourassof is currently a Managing Director of ABN AMRO Investissement, the investment subsidiary of ABN AMRO (a Dutch bank), a position he has held since 1996. Prior to joining ABN AMRO Investissement, Mr. Dourassof had served as the Director of the Acquisition Financing Department of Banque de Neuflize, Schlumberger Mallet (NSM), a subsidiary of ABN AMRO, since 1995. Prior to joining Banque de Neuflize, Mr. Dourassof commanded Alcyon, Commandant Jacques Cousteau's second ship, for which Mr. Dourassof served as designer and architect. Prior to 1995, Mr. Dourassof attended business school and served as a Naval architect.

  Mr. de Blignieres has served as a director of Parent since 1996. Mr. de Blignieres is currently the General Manager of Barclay's Capital Development, an investment subsidiary of Barclay's, a position he has held since 1992.

  Following the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger, an aggregate of approximately 51% to 55% of Target's outstanding Common Stock will be beneficially owned by Messrs. Dupuy and Gibier and an aggregate of approximately 60% to 65% will be beneficially owned by Parents' executive officers and directors as a group (depending on the actual number of Shares purchased pursuant to the Offer and the actual number of Exchange Shares transferred by Purchaser in the Axiohm Exchange and assuming no exercise of outstanding options or warrants to purchase shares of Target's Common Stock).

 CERTAIN TRANSACTIONS

  Dardel, which is owned by Messrs. Dupuy and Gibier (officers and directors of Parent), owns approximately 44% of the voting stock of Parent. Dardel provides services to Parent, including insurance coverage, telecommunications and legal and management assistance. Parent paid an aggregate of $991,000 and $995,000 to Dardel for such services in 1996 and 1995, respectively. Dardel also subleases to Parent office space which Dardel leases from La Noire (defined below). Parent made an aggregate of $279,000 and $291,000 in sublease payments to Dardel in 1996 and 1995, respectively. Parent believes that the terms of such transactions approximate those of an arm's length transaction with an unrelated party.

  SNC La Noire ("La Noire"), which is owned by Messrs. Dupuy, Gibier and Huglin (officers and directors of Parent), provides real estate and office management services to Parent. Parent paid an aggregate of $542,000 and $579,000 to La Noire for such services in 1996 and 1995, respectively. Parent believes that the terms of such transactions approximate those of an arm's length transaction with an unrelated party.

  In 1996, Parent participated in a cash pooling arrangement with Dardel which allowed each company to borrow or loan cash as considered necessary. At December 31, 1996, Parent had an outstanding loan to Dardel amounting to $1.8 million and bearing interest at 6.42%. This loan was repaid by Dardel in April 1997 and the cash pooling arrangement has been terminated.

 FINANCIAL STATEMENTS

  As a private company, Parent is not subject to the information reporting requirements of the Exchange Act, and, accordingly, does not file reports or other information with the Commission relating to its business, financial condition and other matters. As a result, such information has not generally been available to the public.

  Set forth below is certain selected historical consolidated financial data relating to Parent and its subsidiaries for the fiscal years ended December 31, 1996 and 1995. The historical consolidated financial data for the fiscal years ended December 31, 1996 and 1995 have been derived from Parent's audited financial statements and the notes thereto included as Annex B to this Offer to Purchase. The consolidated financial statements for the years ended December 31, 1996 and 1995 have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP").

  The information set forth below should be read in conjunction with, and is qualified in its entirety by, Parent's Management's Discussion and Analysis of Financial Condition and Results of Operations and the Audited Consolidated Financial Statements and the Notes thereto appearing in Annex B to this Offer to Purchase.

                                  AXIOHM S.A.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1995
                                                                 (1)      (1)
                                                               -------  -------
INCOME STATEMENT DATA:
Revenue....................................................... $95,302  $72,155
Costs and expenses
 Costs of products sold....................................... (66,390) (52,202)
 Selling, general and administrative.......................... (10,972)  (8,807)
 Research and development.....................................  (6,648)  (5,836)
 Goodwill amortization........................................    (200)    (161)
                                                               -------  -------
Income from operations........................................  11,092    5,149
Interest expense, net.........................................    (874)  (1,731)
Other income (expenses), net..................................     992     (393)
                                                               -------  -------
Income before income taxes....................................  11,210    3,025
Provision for income taxes....................................  (4,406)  (1,095)
Net income....................................................   6,804    1,930

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1996    1995
                                                                ------- -------
BALANCE SHEET DATA (2):
Current assets................................................. $29,577 $26,277
Total assets...................................................  43,978  40,184
Current liabilities............................................  15,505  13,564
Long-term debt (less current maturities).......................   8,210  17,349
Shareholders' equity...........................................  16,433   5,977

--------
(1) Derived from Parent's audited Consolidated Financial Statements prepared in accordance with US GAAP.
(2) Derived from Parent's audited Consolidated Financial Statements prepared in accordance with US GAAP, by adding the following captions of the Consolidated Balance Sheet: long-term debt, capital lease and financial obligations and Government grant obligations.

Parent's Management's Discussion and Analysis of Financial Condition and Results of Operations

  The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto of Parent attached as Annex B to this Offer to Purchase. The following discussion and analysis is based on the financial condition and results of operations of Parent and its subsidiaries on a stand-alone basis. Following the consummation of the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger, Parent will be a subsidiary of Target and therefore the historical information relating to Parent may not be indicative of the future financial condition or results of operations of Parent. See "The Offer--Operations after the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger".

  Certain statements contained in this Offer to Purchase, such as those concerning Parent's business strategy, capital requirements and other statements regarding matters that are not historical facts are forward-looking statements (as such term is defined under the Securities Act). Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed below and in "The Offer-- Certain Information Concerning Purchaser and Parent; Relation to Target" and "The Offer--Operations after the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger".

  Results of Operations. The following table sets forth income statement and other data as a percentage of Parent's revenue for the fiscal years ended December 31, 1996 and 1995.

                                                                   1996   1995
                                                                   -----  -----
Revenue........................................................... 100.0% 100.0%
Cost of products sold.............................................  69.7   72.3
Selling, general and administrative expenses......................  11.5   12.2
Research and development expenses.................................   7.0    8.1
Income from operations............................................  11.6    7.1
Income before income taxes........................................  11.8    4.2
Provision for income taxes........................................   4.6    1.5
Net income........................................................   7.1    2.7

  1996 compared to 1995

  In 1996, revenue increased to $95.3 million, a 32% increase over 1995 revenue of $72.2 million. Sales of thermal mechanisms increased to $29.0 million in 1996 from $22.1 million in 1995, primarily in the U.S. Sales of transaction printers increased to $66.3 million in 1996 from $50.1 million in 1995, with NCR Corp. ("NCR") accounting for $49.5 million and $46.3 million of such sales in 1996 and 1995, respectively.

  Gross margin increased to 30.3% of revenue in 1996 from 27.7% in 1995. In 1995, cost of products sold included a non-recurring provision for inventory obsolescence of approximately $1.0 million related to the 1995 write-off of components and products dedicated to a customer who filed for bankruptcy protection. If this provision were excluded, gross margin in 1995 would have been 29.0% of revenue. The remaining increase in gross margin resulted primarily from the favorable fluctuation of currency exchange rates on the cost of products sold through Parent's French operations and a change in the mix of products sold from 1995 to 1996.

  Selling expenses increased to $5.3 million in 1996 from $3.6 million in 1995, primarily as a result of the reinforcement of IPB's sales force after the acquisition of IPB by Parent. General and administrative expenses increased to $5.6 million in 1996 from $5.2 million in 1995. In addition, Parent incurred non-recurring charges of $0.3 million in 1996 and $0.6 million in 1995 in connection with the transfer of its manufacturing facility to Puiseaux in France.

  Research and development expenses increased to $6.6 million in 1996 from $5.8 million in 1995. Parent believes that the timely development of new products and enhancements to its existing products are essential to maintaining its competitive position. Accordingly, Parent anticipates that such expenses will continue to increase in absolute dollars. As a part of its long-term development strategy, Parent maintains on-going policies of fundamental research to continually improve the basic functions of its printers and application research to respond to customer requirements and market opportunities.

  Income from operations as a percentage of revenue increased to 11.6% in 1996 from 7.1% in 1995, as a result of the factors described above.

  Other income, net of expenses, increased to $1.0 million in 1996 compared to $0.4 million in net expenses in 1995, as a result of insurance proceeds of $1.0 million received as compensation for the loss of revenue and commercial damage caused by water in the thermal head clean room of the Puiseaux facility.

  Net interest expense decreased to $0.9 million in 1996 compared to $1.7 million in 1995, as a result of lower interest rate 1996 compared to 1995 and the partial repayment of $8.4 million of long-term bank debt.

  Income taxes as a percentage of income before taxes increased to 39.3% for 1996 from 36.2% for 1995, principally due to the reduced benefits from the French research and development tax credit, partially offset by the impact of non-utilized loss carry forwards in overseas subsidiaries. See Note 12 of Notes to Consolidated Financial Statements of Parent, included as Annex B to this Offer to Purchase.

  Liquidity and Capital Resources

  As of December 31, 1996, Parent had $1.8 million in cash and cash equivalents, compared to $0.6 million at December 31, 1995. Working capital increased to $1.7 million at December 31, 1996, from $0.8 million at December 31, 1995.

  As of December 31, 1996, Parent had outstanding long-term debt of $10.5 million, including current maturities of $2.3 million. This compares with outstanding long-term debt of $19.5 million, including current maturities of $2.2 million, at December 31, 1995. The net decrease of $9.0 million primarily arose from net repayments of maturing obligations and early repayments of (i) a $4.3 million bank loan which had been secured by IPB shares, (ii) a $3.0 million bank loan which had been secured by U.S. assets and (iii) five business loans, totaling $0.5 million.

  For 1996, the $1.2 million increase in cash and cash equivalents resulted primarily from $11.7 million generated from operating activities, the use of $3.0 million from investing activities and the use of $7.7 million from financing activities.

  The $11.7 million of cash generated by operating activities arose primarily from $6.8 million of net income, $2.9 million in depreciation and amortization charges, $0.8 million in working capital and $2.7 million of other non-cash items. The $3.0 million of cash used in investing activities arose primarily from the purchase of property and equipment for production and research activities and the purchase of a MIS system for IPB. The $7.7 million of cash used in financing activities arose primarily from the repayment of long-term debt amounting to $8.4 million and a loan repayment to a related party of $1.9 million, offset by the net proceeds of an issuance of common stock received from two institutional investors and an employee of Parent.

  In 1995, Parent negotiated a $1.6 million grant (the "Grant") from various agencies of the French government to subsidize the purchase and improvement of certain properties in France. The agreement is structured as a sale/leaseback transaction in which title to the purchased property was sold to a French government agency in exchange for a cash payment of $3.2 million and subsequently leased back to Parent for a fifteen year period. At December 31, 1996, Parent had a contingent liability to repay, in whole or in part, an aggregate of $1.6 million received under the Grant in the event that Parent does not meet the requirements of the Grant, which include minimum employment levels through 1997, minimum capital expenditures and continued use of the building throughout the lease term.

  In connection with the 1994 acquisition of IPB, Parent remains contingently liable to the seller for up to $5.0 million annually through 1997, based upon IPB achieving certain sales levels with the seller. Any additional consideration paid will be treated by Parent as additional acquisition cost.

  Foreign Currency

  Parent's financial results have been reported in U.S. dollars. The functional currencies of Parent's subsidiaries are the local currencies where the subsidiaries operate. Fluctuations in the value of the currencies in which Parent conducts its business relative to the U.S. Dollar have caused, and will continue to cause, translated amounts to change in comparison with previous periods. The French operations of Parent incur a majority of Parent's expenses in French Francs, while a substantial majority of Parent's revenues are in U.S. Dollars. Any appreciation in the French Franc relative to the U.S. Dollar would, absent any effects associated with hedging or currency trading transactions, detrimentally affect Parent's financial performance. Parent attempts to limit its exposure to French Franc currency fluctuation compared to the U.S. Dollar by entering into various financial instruments, including forward exchange contracts, to offset its French Franc denominated expenses with associated U.S. Dollar denominated revenue, if, in the opinion of Parent, to do so would mitigate foreign exchange losses. Parent does not hold or issue derivative financial instruments for trading purposes. Unrealized gains and losses on forward contracts to hedge specific future currency transactions are deferred and recognized against the matching losses and gains on the specific transactions. Parent cannot predict the effect of exchange rate fluctuations upon future operating results.

  Seasonality

  Parent's results of operations may fluctuate from year to year or quarter to quarter due to a variety of factors. Parent expects lower levels of sales and profitability during the period from mid-November to the end of December, impacting the last quarter of each fiscal year. Parent believes that this seasonality is caused by the fact that most POS providers do not install new systems in their stores between Thanksgiving and Christmas, so as not to disturb their sales flow during this heavy selling period.

  Relation to Target

  Except as set forth in this Offer to Purchase and the Merger Agreement, (a) there have not been any contracts, transactions or negotiations between Purchaser, Parent, their respective subsidiaries or, to the best knowledge of Purchaser or Parent, any of the persons listed in Annex A to this Offer to Purchase, on the one hand, and Target, Target's affiliate corporations or any of Target's directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission and (b) none of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Annex A, has any contract, arrangement, understanding or relationship with any person with respect to any securities of Target.

  Except as otherwise stated in this Offer to Purchase, to the best of Purchaser's or Parent's knowledge, none of Purchaser's or Parent's directors, executive officers or subsidiaries beneficially owns any equity security of Target, and except as otherwise stated in this Offer to Purchase, neither Parent nor Purchaser nor, to the best of Purchaser's or Parent's knowledge, any of the directors, executive officers or subsidiaries of Purchaser or Parent has effected any transaction in any equity security of Target during the past 60 days.

10.PURPOSE OF THE OFFER, THE AXIOHM EXCHANGE, THE ACQUISITION OF PURCHASER AND THE MERGER

  The purpose of the Offer and the Axiohm Exchange is for Parent's shareholders to acquire control of, and own an approximately 79% to 85% aggregate equity interest in Target and for Parent to become a subsidiary of Purchaser. The purpose of the Acquisition of Purchaser is for Purchaser to become a wholly owned subsidiary of

Target. The purpose of the Merger is to consolidate Purchaser and Target and cause Parent to become a subsidiary of Target. The Offer is being made pursuant to the Merger Agreement. Following completion of the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger, Target intends to conduct a detailed review of itself and Parent and their respective businesses, assets, corporate structure, certificate of incorporation and bylaws (or equivalent organizational documents), capitalization, operations, properties, policies, management and personnel and to consider if any changes would be desirable in light of the circumstances then existing. Target reserves the right to take such actions or effect such changes as it deems desirable.

11.OPERATIONS AFTER THE OFFER, THE AXIOHM EXCHANGE, THE ACQUISITION OF PURCHASER AND THE MERGER

  Plans for Target. Following the completion of the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger, an aggregate of approximately 51% to 55% of Target's outstanding Common Stock will be beneficially owned by Messrs. Dupuy and Gibier, principal shareholders and directors of Parent, and an aggregate of approximately 60% to 65% will be beneficially owned by Parent's executive officers and directors as a group (depending on the actual number of Shares purchased pursuant to the Offer and the actual number of Exchange Shares transferred by Purchaser in the Axiohm Exchange and assuming no exercise of outstanding options or warrants to purchase shares of Target's Common Stock). It is expected that, initially following the completion of the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger, the business and operations of Target and Parent will, except as set forth in this Offer to Purchase, be continued by Target and Parent substantially as they are currently being conducted. However, Parent will continue to evaluate the business and operations of Target during the pendency of the Offer and after the consummation of the Offer, the Exchange Offer, the Acquisition of Purchaser and the Merger, and will take such actions as it deems appropriate under the circumstances then existing. Parent intends to seek additional information about Target during this period. Thereafter, Parent intends to review such information as part of a comprehensive review of Target's business, operations, capitalization and management with a view to optimizing exploitation of Target's potential in conjunction with Parent's businesses.

  Management of Parent has developed a strategy designed to, among other things, consolidate the businesses of Parent and Target in a manner that it is anticipated will enable the Surviving Corporation (as defined herein) to offer its customers a wider range of products and better service and selection at a lower cost, thereby attempting to improve its competitive position. Management of Parent hopes to be able to generate revenue and cost benefits as a result of the Merger. However, neither Purchaser, Parent nor Target can predict whether, or to what extent, the anticipated consolidation will result in any such revenue or cost benefits.

  Except as indicated in this Offer to Purchase, Parent does not have any present plans or proposals which relate to or will result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Target or any subsidiary of Target, a sale or transfer of a material amount of assets of Target or any subsidiary or any material change in Target's capitalization or dividend policy or any other material changes in Target's corporate structure or business.

  Other than as described herein, Parent does not have any present plans or proposals which would result in any material changes in Target's management. See "The Offer--Certain Information Concerning Target" for a description of new employment agreements which have been entered into between Target and each of William H. Gibbs, Target's President, Chief Executive Officer and Chairman, and Walter S. Sobon, Target's Chief Financial Officer, and a description of employment agreements which Target expects to enter into with Janet Shanks, Target's Corporate Controller and Chief Accounting Officer, and David Ledwell, Target's Executive Vice President--Transaction Products, all in connection with the transactions described in this Offer to Purchase. Following the Offer, Target has agreed to take all actions necessary to (i) increase the number of directors on the Target Board from five to seven, (ii) cause one of the existing directors to resign from the Target Board and (iii) appoint to the Target Board three individuals selected by Parent, which designees will include Patrick Dupuy, the President and a director of Parent, and Gilles Gibier, a director of Parent. Additionally, Target has agreed to cause Messrs. Dupuy and Gibier to become Co-Chairmen of the Target Board. Following the completion of the

Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger, Messrs. Dupuy and Gibier will own an aggregate of approximately 51% to 55% of Target's outstanding Common Stock (depending on the actual number of Shares purchased pursuant to the Offer and the actual number of Exchange Shares transferred by Purchaser in the Axiohm Exchange and assuming no exercise of outstanding options or warrants to purchase shares of Target's Common Stock).

  Pro Forma Information. The accompanying Unaudited Pro Forma Combined Financial Statements are based on the historical financial statements of Target and Parent after giving effect to the purchase method of accounting and other Merger related adjustments relating to the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger as described herein. The Unaudited Pro Forma Combined Balance Sheet is presented giving effect to the Offer, the Axiohm Exchange, the Acquisition of Purchaser and Merger as if each had been consummated on March 31, 1997. The Unaudited Pro Forma Combined Statements of Income for the year ended December 31, 1996 and the three months ended March 31, 1997 are presented giving effect to the Offer, the Axiohm Exchange, the Acquisition of Purchaser and Merger as if each had been consummated on January 1, 1996.

  Although Target will be the surviving legal entity as a result of the Merger, the transaction will be treated as a reverse acquisition for accounting purposes with Parent as the acquiring entity and Target as the acquired entity. The Unaudited Pro Forma Combined Balance Sheet combines Target with Parent as of March 31, 1997 and Unaudited Pro Forma Combined Statements of Income for the year ended December 31, 1996 and the three months ended March 31, 1997 combines Target with Parent as of January 1, 1996 and January 1, 1997, respectively. The Unaudited Pro Forma Combined Financial Statements should be read in conjunction with the Audited Consolidated Financial Statements, including the notes thereto, of Target in its Annual Report on Form 10-K for the year ended December 31, 1996 and Parent's Audited Consolidated Financial Statements included as Annex B to this Offer to Purchase, for the year ended December 31, 1996 and the Unaudited Consolidated Financial Statements, including the notes thereto, of Target in its Quarterly Report on Form 10-Q for the period ended March 31, 1997.

  The Unaudited Pro Forma Combined Financial Statements are intended for informational purposes only and are not necessarily indicative of the future financial position or future results of operations of the combined company that would have actually occurred had the Merger been in effect as of the date or the periods presented.

                      DH TECHNOLOGY, INC. AND AXIOHM S.A.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                 MARCH 31, 1997
                         (IN THOUSANDS OF U.S. DOLLARS)

                                       DH
                                   TECHNOLOGY,   AXIOHM
                                      INC.        S.A.     PROFORMA    PROFORMA
                                   HISTORICAL  HISTORICAL ADJUSTMENTS  COMBINED
                                   ----------- ---------- -----------  --------
ASSETS
Current assets:
 Cash and cash equivalents (in-
  cluding short-term investment
  securities held to maturity)...    $48,812    $ 1,388    $ (50,200)a $      0
 Accounts receivable, net .......     12,534     12,978          --      25,512
 Inventories.....................     13,101     15,083          --      28,184
 Other...........................      3,108      1,545          --       4,653
                                     -------    -------    ---------   --------
  Total current assets...........     77,555     30,994      (50,200)    58,349
Property, plant and equipment,
 net.............................      8,615     11,459          --      20,074
Intangible assets................      5,080      2,555       88,052 b   95,687
Other assets.....................      3,300        521        6,000 a    9,821
                                     -------    -------    ---------   --------
  Total assets...................    $94,550    $45,529    $  43,852   $183,931
                                     =======    =======    =========   ========
LIABILITIES AND SHAREHOLDERS' EQ-
 UITY
Current liabilities:
 Accounts payable................    $ 4,332    $ 7,096          --    $ 11,428
 Current portion of long-term
  debt and other long-term
  obligations....................      5,420      2,318          --       7,738
 Accrued payroll.................      2,545        --           --       2,545
 Other accrued expenses..........      3,472      5,598          --       9,070
 Income taxes payable............      2,329        --           --       2,329
                                     -------    -------    ---------   --------
  Total current liabilities......     18,098     15,012          --      33,110
Long-term debt and other long-
 term obligations................      2,367     11,424      157,275 c  171,066
Deferred taxes...................        --       1,351          --       1,351
                                     -------    -------    ---------   --------
  Total liabilities..............     20,465     27,787      157,275    205,527
                                     -------    -------    ---------   --------
Shareholders' equity (deficit):
 Common stock....................     13,188      3,841      (13,188)d    3,841
 Additional paid in capital......        --         346       24,860 d   25,206
 Retained earnings (deficit).....     60,808     13,702     (125,006)d  (50,496)
 Foreign currency translation ad-
  justment.......................         89       (147)         (89)d     (147)
                                     -------    -------    ---------   --------
  Total shareholders' equity
   (deficit).....................     74,085     17,742     (113,423)   (21,596)
                                     -------    -------    ---------   --------
  Total liabilities and share-
   holders' equity (deficit).....    $94,550    $45,529    $  43,852   $183,931
                                     =======    =======    =========   ========


  See Accompanying Notes to Unaudited Pro Forma Combined Financial Statements

                      DH TECHNOLOGY, INC. AND AXIOHM S.A.

               UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                         YEAR ENDED DECEMBER 31, 1996
               (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE DATA)

                                      DH
                                  TECHNOLOGY,   AXIOHM
                                     INC.        S.A.     PROFORMA    PROFORMA
                                  HISTORICAL  HISTORICAL ADJUSTMENTS  COMBINED
                                  ----------- ---------- -----------  ---------
Net sales........................  $ 115,784   $95,302         --     $ 211,086
Costs and expenses:
 Cost of net sales...............     74,847    66,390         --       141,237
 Selling, general and administra-
  tive...........................     15,997    11,172      29,351 e     56,520
 Research and development........      5,805     6,648                   12,453
                                   ---------   -------    --------    ---------
Total costs and expenses.........     96,649    84,210      29,351      210,210
Income (loss) from operations....     19,135    11,092     (29,351)         876
Interest income..................      1,491       992      (2,483)f        --
Interest expense.................       (149)     (874)    (15,734)g    (16,757)
                                   ---------   -------    --------    ---------
Net interest income (expense)....      1,342       118     (18,217)     (16,757)
Income (loss) before income tax-
 es..............................     20,477    11,210     (47,568)     (15,881)
Income taxes (benefit)...........      7,450     4,406      (6,740)h      5,116
                                   ---------   -------    --------    ---------
Net income (loss)................  $  13,027   $ 6,804    $(40,828)   $ (20,997)
                                   =========   =======    ========    =========
Net income (loss) per share......  $    1.56                          $   (3.22)
                                   =========                          =========
Weighted average shares used in
 calculation.....................  8,351,000                          6,513,000
                                   =========                          =========



  See Accompanying Notes to Unaudited Pro Forma Combined Financial Statements

                      DH TECHNOLOGY, INC. AND AXIOHM S.A.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                       THREE MONTHS ENDED MARCH 31, 1997
               (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE DATA)

                                      DH
                                  TECHNOLOGY,   AXIOHM
                                     INC.        S.A.     PROFORMA    PROFORMA
                                  HISTORICAL  HISTORICAL ADJUSTMENTS  COMBINED
                                  ----------- ---------- -----------  ---------
Net sales........................  $  19,185   $24,902         --     $  44,087
Costs and expenses:
 Cost of net sales...............     12,527    17,330                   29,857
 Selling, general and administra-
  tive...........................      3,963     2,860    $  7,338 e     14,161
 In process technology, acquisi-
  tion and other charges.........     11,290       --          --        11,290
 Research and development........      1,451     1,740         --         3,191
                                   ---------   -------    --------    ---------
Total costs and expenses.........     29,231    21,930       7,338       58,499
Income (loss) from operations....    (10,046)    2,972      (7,338)     (14,412)
Interest income..................        421        15        (436)f        --
Interest expense.................        (40)     (273)     (3,933)g     (4,246)
                                   ---------   -------    --------    ---------
Net interest income (expense)....        381      (258)     (4,369)      (4,246)
Income (loss) before income tax-
 es..............................     (9,665)    2,714     (11,707)     (18,658)
Income taxes (benefit)...........     (1,782)    1,135      (1,617)h     (2,264)
                                   ---------   -------    --------    ---------
Net income (loss)................     (7,883)    1,579     (10,090)     (16,394)
                                   =========   =======    ========    =========
Net income (loss) per share......  $   (0.99)                         $   (2.52)
                                   =========                          =========
Weighted average shares used in
 calculation.....................  7,976,000                          6,513,000
                                   =========                          =========



  See Accompanying Notes to Unaudited Pro Forma Combined Financial Statements

        NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

  The Unaudited Pro Forma Combined Financial Statements have been prepared using the following assumptions:

  (1) Purchaser acquires 7.0 million shares (87.6%) of Target's outstanding common stock for $25 per share for approximately $175.0 million.

  (2) Target acquires approximately 877,000 outstanding Target options for an aggregate consideration of $12.3 million.

  (3) The purchase price for Target, including the ownership in the Surviving Corporation represented by the non-tendered shares, based on a per share price of $25 per share and the cost of acquiring Target employee options, plus transaction costs of $2.0 million is approximately $214.1 million. The purchase price has been preliminarily allocated to the net assets (tangible and intangible) and in-process technology of Target based on the estimated fair values at the date of acquisition with the excess of cost over fair value of the identifiable tangible and intangible assets and in-process technology allocated to goodwill. Goodwill is amortized over three years and the value of in-process technology will be written off immediately subsequent to consummation of the Merger.

  (4) Following the Offer, Purchaser will effect the Axiohm Exchange in which it will purchase all of the outstanding capital stock of Parent from the Parent shareholders in exchange for an aggregate of 5,518,524 of the Shares which Purchaser is acquiring in this Offer and an aggregate of $12.2 million in cash. Simultaneously with the closing of the Axiohm Exchange, Parent, IPB and Target will effect the Acquisition of Purchaser in which Parent will cause IPB to sell to Target, and Target will purchase from IPB, all of the outstanding shares of the capital stock of Purchaser in exchange for Target's assumption, on a joint and several basis with Purchaser, of any and all obligations with respect to indebtedness incurred, or preferred stock issued, by Purchaser or IPB in connection with the Offer and the Axiohm Exchange. Following the Axiohm Exchange and the Acquisition of Purchaser, Target will effect the Merger in which Purchaser will be merged with and into Target and the Target Shares owned by Purchaser (which have not been transferred in the Axiohm Exchange) will be cancelled. A reconciliation of the outstanding shares of Target from immediately preceding the Offer to immediately following the Merger follows:

                               (IN THOUSANDS)
                               --------------
     Target shares outstand-
      ing immediately preced-
      ing the Offer..........       7,994
     Shares cancelled in the
      Merger.................      (1,481)
                                   ------
     Shares outstanding imme-
      diately after the Merg-
      er.....................       6,513
                                   ======

  (5) The allocation of the purchase price of Target to the fair market value of net assets acquired is based on preliminary estimates and may change based on the completion of additional analysis. Specifically, the allocation of the purchase price to the in-process technology as well as the potential allocations to other intangible assets and property, plant and equipment will ultimately be based on a valuation performed by an independent third party and is very preliminary in nature. In addition, the estimated life of the resulting goodwill is also preliminary and based upon further analysis, may also change. Management of Target anticipates that such analysis will be finalized within three months following the consummation of the Merger. Based on the preliminary analysis performed to date, Management expects that the final purchase price allocation for in-process technology and goodwill will range from $45.0 million to $55.0 million and $85.0 million to $95.0 million, respectively. The Unaudited Pro Forma Combined Statements of Income do not reflect the write-off of the anticipated $52.0 million of in-process technology which will be recorded in the financial statements of the combined company immediately following the consummation of the Merger.

  (6) Income taxes have been provided for all applicable adjustments at an assumed rate of 37% and the amortization of goodwill is not deductible for tax purposes.

  (7) The weighted average shares used in the calculation of the Unaudited Pro Forma Combined Net Loss per share does not reflect any common stock equivalents outstanding due to their anti-dilutive effect.

  (8)Parent's debt in the amount of $10.0 million will be repaid as a part of the transaction.

  Pro forma adjustments reflect estimates which will be refined as additional information is obtained.

  Pro forma adjustments have been made to the Unaudited Pro Forma Combined Balance Sheet to reflect the following:

  (a)Net adjustment to cash:

                                                                     (DOLLARS IN
                                                                     THOUSANDS)
                                                                     -----------
     Sources of cash:
      Proceeds from issuance of Senior Debt.........................  $ 67,275
      Proceeds from issuance of Senior Subordinated Notes...........   100,000
                                                                      --------
       Total sources of cash........................................  $167,275
                                                                      --------
     Uses of cash:
      Tender Target shares and retire options.......................  $187,277
      Debt issuance costs...........................................     6,000
      Transactions costs............................................     2,000
      Cash payment to Parent shareholders in Axiohm Exchange........    12,198
      Repay existing current and long-term debt of Parent...........    10,000
                                                                      --------
       Total uses of cash...........................................  $217,475
                                                                      --------
     Pro Forma adjustment to cash...................................   (50,200)
      Combined Target and Parent cash prior to Merger...............    50,200
                                                                      --------
      Pro forma cash................................................  $      0
                                                                      ========

  (b) Excess of the purchase price over the fair value of net assets acquired, which will be recorded as goodwill to be amortized over three years as follows:

                                                                     (DOLLARS IN
                                                                     THOUSANDS)
                                                                     -----------
      Cash tendered for Target shares..............................   $175,000
      Cash tendered for Target options.............................     12,277
      Cash paid for transaction costs..............................      2,000
      Fair value of non-tendered shares............................     24,860
                                                                      --------
     Total purchase price..........................................    214,137
     Less fair value of net assets acquired........................    (74,085)
     Less estimated purchase price allocated to in-process technol-
      ogy..........................................................    (52,000)
                                                                      --------
     Goodwill......................................................   $ 88,052
                                                                      ========

  (c) Adjustment to long-term debt:

                                                                     (DOLLARS IN
                                                                     THOUSANDS)
                                                                     -----------
      Issuance of new Senior Debt..................................   $ 67,275
      Issuance of new Senior Subordinated Debt.....................    100,000
      Repay existing current and long-term debt of Parent..........    (10,000)
                                                                      --------
      Pro forma adjustment.........................................   $157,275
                                                                      ========

  (d) Elimination of Target Common Stock, historical retained earnings (including the write-off of the portion of the purchase price allocated to in-process technology of $52.0 million) and foreign currency translation equity adjustment, recording of $12.2 million cash payment to Parent shareholders in the Axiohm Exchange and the non-cash portion of the purchase price.

  Pro Forma adjustments have been made to the Unaudited Pro Forma Combined Statements of Income to reflect the following (in thousands):

  (e) Amortization of goodwill calculated on a straight line basis over three years.

  (f) Since a portion of the acquisition is to be funded by existing cash, a pro forma adjustment is required to adjust for the interest income lost. Interest income not earned as a result of the use of cash to partially fund the transaction was approximately $436,000 and $2.5 million for the three months ended March 31, 1997 and the year ended December 31, 1996, respectively.

  (g) Adjustment to interest expense:

                                                                    (DOLLARS
                                                                  IN THOUSANDS)
                                                                  -------------
For the year ended December 31, 1996:
Interest expense on historical Parent debt repaid in the Merger..    $  (750)
Interest on the Senior Debt and Senior Subordinated Notes (at an
 assumed weighted average interest rate of 9.3%).................     15,584
Amortization of deferred debt issuance costs.....................        900
                                                                     -------
Pro forma total adjustment.......................................    $15,734
                                                                     =======
For the three months ended March 31, 1997:
Interest expense on historical Parent debt repaid in the Merger..    $  (188)
Interest on Senior Debt and Senior Subordinated Notes............      3,896
Amortization of deferred debt issuance costs.....................        225
                                                                     -------
Pro forma total adjustment.......................................    $ 3,933
                                                                     =======

  A 0.125% increase or decrease in the assumed weighted average interest rate would change the pro forma interest expense by $209,000. The pro forma net income would change by $132,000 and pro forma net income per share would change by $0.02.

  (h) Income tax effects of pro forma adjustments.

12.SOURCE AND AMOUNT OF FUNDS

  Parent estimates that the total amount of funds required by Purchaser, Parent and Target to consummate the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger; to refinance Parent, Purchaser and Target indebtedness; to retire existing Target stock options; and to pay related fees and expenses will be $218.6 million. Purchaser and Parent have agreed to pay the costs and expenses associated with the preparation, execution and delivery of the Tender Loan Commitment Letter and the Interim Preferred Stock Commitment Letter (as each such term is defined herein) and the definitive agreements relating thereto and to indemnify Lehman and certain of its affiliates (and their respective officers, directors and employees) against certain liabilities in connection with the Offer Financing and Merger Financing (as each such term is defined herein). In connection with the issuance of the commitment letters described herein and the consummation of the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger, Parent has agreed to pay Lehman and certain of its affiliates customary fees. See "The Offer--Fees and Expenses."

  The following arrangements have been made to borrow money for the Offer and finance or repay such borrowings.

  Senior Secured Term Loan Facility. Pursuant to the Tender Loan Commitment Letter, a $175.0 million Senior Secured Term Loan Facility (the "Tender Facility") by and among Purchaser, as borrower, Parent and each of its direct and indirect subsidiaries, as guarantors, Lehman Commercial Paper Inc., as advisor and arranger ("LCPI") and a to be determined financial institution (selected by the advisor), as administrative agent will provide the funds to purchase Shares pursuant to the Offer. Funds under the Tender Facility will be available in an initial draw on the date (in no event later than September 16, 1997) on which Purchaser accepts for payment (pursuant to the terms and conditions of the Offer) at least 6,500,000 Shares (the "Closing Date") and in one additional draw of not less than $5.0 million prior to the maturity date. The loan (the "Tender Loan") under the Tender Facility is repayable on the earlier of (i) the Effective Time of the Merger (as defined in the Merger Agreement) or (ii) 45 days after the Closing Date. Purchaser may elect that all (or any portion) of the Tender Loan bear an interest rate per annum equal to either the Base Rate (defined below) plus the Applicable Margin (defined below) or the Eurodollar Rate (defined below) plus the Applicable Margin.

  "Applicable Margin" means (a) with respect to an election of the Base Rate Option, 2.00% and (b) with respect to an election of the Eurodollar Option, 3.00%.

  "Base Rate" means the highest of (i) the rate of interest publicly announced by Citibank, N.A. as its prime rate in effect at its principal office in New York City (the "Prime Rate"), (ii) the secondary market rate for certificates of deposit (grossed up for maximum statutory reserve requirements) plus 1% and
(iii) the U.S. federal funds effective rate from time to time plus 0.50%.

  "Eurodollar Rate" means the rate (grossed-up for maximum statutory reserve requirements for eurocurrency liabilities) at which eurodollar deposits for one month are offered in the interbank eurodollar market.

  The obligations of Borrower and Guarantors under the Tender Facility will be secured by a perfected first priority security interest in substantially all tangible and intangible assets of each such party, including, without limitation (a) all of the capital stock of Purchaser and all Shares owned by Purchaser or any affiliate or designee thereof, whether acquired in the Offer or otherwise and (b) certain capital stock of all existing subsidiaries of Parent.

  It is currently anticipated that portions of the total commitment under the Tender Facility may be sold to various participating lenders. It is also anticipated that documentation relating to the Tender Facility shall contain representations, warranties, covenants and events of default customary for financings of this type. The availability of the Tender Facility is subject to certain conditions, one of which being that Purchaser shall have received $24.0 million in cash as equity, constituting the proceeds of $24.0 million in liquidation preference of Cumulative Redeemable Exchangeable Preferred Stock (the "Interim Preferred Stock") issued and sold by IPB.

  Interim Preferred Stock. Pursuant to the Interim Preferred Stock Commitment Letter, LB I Group Inc. and one or more of its affiliates (the "Interim Purchasers") have committed to purchase $24.0 million in liquidation preference of the Interim Preferred Stock. The Interim Preferred Stock Commitment Letter provides that the commitments of the Interim Purchasers will terminate upon the earlier of (i) the termination of the Merger Agreement,
(ii) the consummation of the Tender Offer without the issuance of any Interim Preferred Stock or (iii) September 16, 1997, or if additional information is requested for compliance under the HSR Act, October 16, 1997.

  Funding pursuant to the Interim Preferred Stock Commitment Letter is subject to certain conditions precedent, including but not limited to: (i) the definitive financing documentation shall have been executed with respect to the Tender Facility; (ii) the Board of Directors of Target shall have approved and recommended the Tender to the shareholders, and such approval and recommendation shall not have been withdrawn; (iii) Purchaser shall have the ability to acquire the Minimum Condition concurrently with the purchase of the Interim Preferred Stock; (iv) no material adverse change shall have occurred in the consolidated financial condition, results of operations, business, assets, liabilities, management or value of Parent, IPB, Purchaser, Target or Surviving Corporation; (v) William Gibbs and Walter Sobon shall have committed to certain employment arrangements; (vi) an opinion from an independent firm reasonably satisfactory to the Interim Purchasers attesting to the solvency of the Parent, Purchaser and the Surviving Corporation shall have been received and (vii) all material governmental and third party approvals necessary in connection with the Tender Offer, Axiohm Exchange, Acquisition of Purchaser and Merger shall have been obtained.

  The Interim Preferred Stock is scheduled to be redeemed 180 days from the date of issuance (the "Scheduled Redemption Date"). IPB shall redeem the Interim Preferred Stock, however, on the earlier of (a) the Scheduled Redemption Date or (b) the Closing Date of the Merger. If the Interim Preferred Stock is not redeemed upon consummation of the Merger, the Interim Purchasers shall elect either of the following: require the redemption of the Interim Preferred Stock or exchange the Interim Preferred Stock for Senior Subordinated Rollover Notes due 2005 (the "Rollover Notes") in an aggregate principal amount equal to the liquidation preference plus all accumulated and unpaid dividends of the Interim Preferred Stock so exchanged. The Interim Preferred Stock Commitment Letter also provides for the issuance, under certain circumstances of certain warrants to acquire up to 10% of IPB Common Stock, Parent Common Stock or the Target Common Stock.

  Dividends on the Interim Preferred Stock shall accrue at a rate per annum equal to 11.0% of the liquidation preference thereof and shall be payable, in cash, quarterly in arrears. All dividends will be cumulative, whether or not earned or declared, on a daily basis from the date of issuance of the Interim Preferred Stock.

  Senior Subordinated Notes. The Target intends to issue $100.0 million in aggregate principal amount of Senior Subordinated Notes (as defined in the Interim Preferred Stock Commitment Letter) with a maturity date of ten years from the date of issuance at a fixed interest rate to be determined to refinance a portion of the Tender Facility and the Interim Preferred Stock. The Senior Subordinated Notes will be general unsecured obligations of the Target and will be subordinated in right of payment to all current and future Senior Debt.

  The Senior Subordinated Notes will be guaranteed (the "Subsidiary Guarantees") on a senior subordinated basis by certain of the Target's Subsidiaries (the "Guarantors"). The Subsidiary Guarantee of each Guarantor will be subordinated in prior payment in full of all Senior Debt of such Guarantor.

  The Senior Subordinated Notes and the indenture under which the Senior Subordinated Notes will be issued are expected to contain customary covenants, events of default, optional redemption and repurchase and other provisions, which provisions will be negotiated based on prevailing market conditions at the time of the offering.

  The Senior Subordinated Notes are expected to be offered in a private placement offering that will not be registered under the Securities Act. The Senior Subordinated Notes may not be offered or sold in the United States absent registration and applicable exemption from the registration requirements of the Securities Act. This Offer to Purchase does not constitute an offer to sell or a solicitation of an offer to buy any of the Senior Subordinated Notes.

  The Offer. Parent estimates that the total amount of funds required to consummate the Offer, refinance certain existing indebtedness of the Parent, and pay related fees and expenses will be approximately $188.7 million. Parent has a commitment from Lehman to finance (i) the purchase of Shares pursuant to the Offer and (ii) the refinancing of approximately $5.0 million of indebtedness of Parent and its subsidiaries upon the consummation of the Offer in an aggregate amount of up to $175.0 million to be obtained under the Tender Facility and up to $24.0 million to be obtained through the issuance of the Interim Preferred Stock (collectively the "Offer Financing").

  The Axiohm Exchange, Acquisition of Purchaser and Merger. Parent estimates that the total amount of funds required to consummate the Axiohm Exchange, Acquisition of Purchaser and Merger, refinance the Offer Financing and certain existing indebtedness of Purchaser, Parent and Target, retire existing Target stock options and pay any related fees and expenses to be approximately $218.6 million. Parent will have the funds available to consummate the transactions described above through the Offer Financing, which is permitted to continue as the permanent financing, and the cash of Target, but expects to have in place a Term Loan Facility of up to $70.0 million and a Revolving Credit Facility of $35.0 million (undrawn at closing) and to have completed a $100.0 million offering of Senior Subordinated Notes (collectively, the "Merger Financing").

  The availability of the Tender Facility is conditioned upon satisfaction of the following conditions precedent and other conditions precedent customary in transactions of this kind (which shall occur no later than September 16, 1997, if there is no second request for information under the HSR Act, or October 16, 1997, if there is a second request): (a) the execution of satisfactory definitive financing documentation, (b) the Offer shall have been made in accordance with applicable law and the price per Share offered thereunder shall not be greater than $25 per share, (c) the Target's Board (consisting of a majority of the directors holding office as of the date hereof) shall have approved the Offer and shall have recommended to the shareholders of Target the acceptance of the Offer, which recommendation shall not have been withdrawn), (d) the Merger Agreement shall have been entered into and not modified without LCPI's consent, (e) Purchaser shall have acquired not less than 6,500,000 and not more than 7,000,000 Shares of Target and there shall not have been any material change in the number of outstanding shares of Target, (f) documents filed publicly by Parent, Purchaser and Target in connection with the Offer and the Merger shall be reasonably satisfactory to LCPI, (g) Purchaser shall have received $24.0 million in cash from the proceeds of such amount of Interim Preferred Stock issued and sold by IPB, (h) there shall be no outstanding indebtedness or liens except as permitted, (i) the lenders, the administrative agent and LCPI shall have received all fees and expenses required to be paid, (j) all governmental approvals shall have been obtained, (k) all actions to perfect liens shall have been taken, (l) the lenders shall be satisfied that the Offer and the financing thereof complies with Regulations G, T, U and X of the Board of Governors the Federal Reserve System, (m) the lenders shall have received satisfactory projected pro forma balance sheets and certain financial statements, (n) satisfactory lien search results shall have been received, (o) a satisfactory independent opinion shall have been received regarding the solvency of the Parent, Purchaser and Target taken as a whole, (p) Purchaser shall have entered into stock purchase agreements with the direct and indirect owners of Parent for exchange of 90% of the outstanding shares of Parent in accordance with the Exchange Offer, (q) Walter Sobon and William Gibbs shall have entered into arrangements with Target consistent with Annex B of the Merger Agreement and (r) satisfactory opinions of legal counsel shall have been delivered. The making of each extension of credit is conditioned upon all representations and warranties remaining correct, including that there has been no material adverse change in the business, assets, property or condition of Parent and its subsidiaries taken as a whole.

 Alternative A Merger Facilities. Upon consummation of the Merger and assuming the issuance of $100.0 million of Senior Subordinated Notes described above, LCPI has committed to make available: (a) a five year term loan facility (the "Tranche A Facility") in an aggregate principal amount of $50.0 million, (b) a six year term loan facility (the "Tranche B Facility" and, collectively with the Tranche A Facility, the "Term Loan Facilities") in an aggregate principal amount of $20.0 million and (c) a revolving credit facility (the "Revolving Credit Facility" and together with the Term Loan Facilities, the "Alternative A Merger Facilities") in an aggregate principal amount of $35.0 million, with a $7.5 million sublimit available for issuance of letters of credit. Up to $10.0 million of the Tranche A Facility may be borrowed by Dardel. LCPI has advised Parent and Target that LCPI expects to syndicate the Alternative A Merger Facilities to a group of banks and financial institutions.

  The proceeds from the Term Loan Facilities, together with the proceeds of the Senior Subordinated Notes, will be used by Target to (i) refinance all outstanding loans under the Tender Facility and (ii) fund other costs of the Offer and the Merger payable on the Merger Date. The proceeds from the Revolving Credit Facility will be used to finance part of the on-going working capital requirements and other general corporate purposes of Target.

  Amounts outstanding under the Tranche A Facility will be repaid in 20 quarterly installments, the first four of which (each in the principal amount of $1.0 million) to be due on the last day of each of the first four calendar quarters after the Merger Date. Subsequent quarterly payments under the Term Loan Facilities are each in the amount of $2.625 million during the second and third years after the Merger Date and $3.125 million during the fourth and fifth years after the Merger Date. Amounts outstanding under the Tranche B Facility will be repaid in 24 quarterly installments, the first twenty of which (in the principal amount of $125,000 each) to be due on the last day of each of the first twenty calendar quarters after the Merger Date. The final four installments, each in the principal amount of $4.375 million, will be due on the last day of each quarter during the sixth year after the Merger Date. The Revolving Credit Facility will mature on the fifth anniversary of the Merger Date.

  Loans under the Term Loan Facilities will be subject to certain mandatory prepayments including (i) 75% of net proceeds received from any issuance of Target equity and 100% of the net proceeds of any incurrence of indebtedness by Target or any of its subsidiaries after the Merger Date, with certain exceptions, (ii) 100% of proceeds from certain asset sales and (iii) 75% (when the ratio of Total Debt, as defined, to EBITDA, as defined, is greater than or equal to 3.00 to 1.00) and 50% (when such ratio is less than 3.00 to 1.00) of Target's Excess Cash Flow. Mandatory prepayments will be applied first, pro rata to loans outstanding under the Tranche A Facility and the Tranche B Facility (pro rata), except that holders of Tranche B Term Loans have the right to refuse up to 50% of any optional prepayment if Tranche A remains outstanding, in which event the prepayment shall be allocated to the Tranche A Term Loans.

  The loans outstanding under the Alternative A Merger Facilities will bear interest, at the Target's option, equal to (i) the Base Rate plus the Applicable Margin or the Eurodollar Rate (which have the same definitions given to them in the Tender Facility except that the Eurodollar rate shall be based on one, two, three or six month periods) plus the Applicable Margin. The Applicable Margin under the Alternative A Facility means, with respect to Base Rate Loans, 1.50% in the case of Revolving Credit Loans and Tranche A Term Loans and 2.00% in the case of Tranche B Term Loans; and, with respect to Eurodollar Loans, 2.50% in the case of Revolving Credit Loans and Tranche A Term Loans and 3.00% in the case of Tranche B Term Loans, provided that the Applicable Margin in respect of Tranche A Loans and Revolving Credit Loans is subject to downward adjustment from and after the date which is one year after the Merger Date. A commitment fee of 0.375% is payable on any portion of the Alternative A Merger Facilities which remain unutilized.

  The amount of the Alternative A Merger Facilities allocated among the Tranche Facilities and the interest rates are subject to change under certain specified circumstances.

  The Alternative A Merger Facilities will be guaranteed, on a joint and several basis, by all of Target's direct and indirect subsidiaries (except non-U.S. subsidiaries) and will be secured by a first priority security interest in, and lien upon, 100% of the capital stock of such subsidiaries (other than non-U.S. subsidiaries, as to which only 65% of the capital stock will be pledged) and all tangible and intangible assets of Target and any Guarantor, except for assets where LCPI determines that the costs of obtaining the security are disproportionate to the value of the security. Loans to Dardel will be secured and guaranteed by Target in the above-described manner.

  The documentation relating to the Alternative A Merger Facilities will include representations and warranties, affirmative and negative covenants and events of default customary in similar financing situations and other terms deemed appropriate by LCPI.

  The availability of the Alternative A Merger Facility is conditioned upon satisfaction of the following conditions precedent and other conditions precedent customary in similar financing situations (which satisfaction shall occur no later than October 16, 1997, if there is no second request for information made under the HSR Act, or November 16, 1997, if there is a second request): (a) the execution of definitive financing documentation, (b) the issuance and sale of $100.0 million of the Senior Subordinated Notes on terms and conditions satisfactory to LCPI, (c) all obligations of Purchaser and Target under the Tender Facility shall have been refinanced with the proceeds of the Alternative A Senior Facilities and the Senior Subordinated Notes, (d) the Merger shall have been consummated, (e) there shall be no outstanding indebtedness or liens except as permitted, (f) the Exchange Offer shall have been consummated and after giving effect to the Exchange Offer and the Merger Target owns directly or indirectly at least 90% of the stock of Parent, (g) documents filed publicly by Parent, Purchaser and Target in connection with the Offer and the Merger shall be reasonably satisfactory to LCPI, (h) the lenders, the administrative agent and LCPI shall have received all fees and expenses required to be paid (i) all governmental approvals shall have been obtained,
(j) all actions to perfect liens shall have been taken, (k) satisfactory insurance is in place, and (l) satisfactory opinions of legal counsel shall have been delivered. Each extension of credit (including later draws on the Revolving Credit Facility) is conditioned upon all representations and warranties being true as of the date of each such extension, including that there has been no material adverse change in the business, assets, property or condition of Target and its subsidiaries taken as a whole.

  Alternative B Merger Facilities. If the $100.0 million of Senior Subordinated Notes described below are not issued, upon consummation of the Merger LCPI has committed to provide the following financing: (a) a five year term loan facility (the "Tranche A Facility") in an aggregate principal amount of $50.0 million, (b) a six year term loan facility in the aggregate amount of $20.0 million (the "Tranche B Facility"), (c) a seven year term loan facility in the aggregate principal amount $70.0 million (the "Tranche C Facility," and together with the Tranche A Facility and the Tranche B Facility, the "Term Loan Facilities") and (d) a revolving credit facility (the "Revolving Credit Facility" and together with the Term Loan Facilities, the "Alternative B Merger Facilities") in an aggregate principal amount of $35.0 million, with a $7.50 million sublimit available for issuance of letters of credit. Up to $10.0 million of the Term Loan Facility may be borrowed by Dardel. LCPI has advised Parent and Target that LCPI expects to syndicate the Alternative B Merger Facilities to a group of banks and financial institutions.

  The proceeds from the Term Loan Facilities of the Alternative B Merger Facilities will be used by the Target to (i) refinance all outstanding loans under the Tender Facility and (ii) fund other costs of the Offer and the Merger payable on the Merger Date. The proceeds from the Revolving Credit Facility will be used to finance part of the ongoing working capital requirements and other general corporate purposes of the Target.

  Amounts outstanding under the Tranche A Facility will be repaid in 20 quarterly installments, the first four of which (each in the principal amount of $1.25 million) to be due on the last day of each of the first four calendar quarters after the Merger Date. Subsequent quarterly payments under the Term Loan Facility are each in the amount of $2.5 million during the second and third years after the Merger Date and $3.125 million for calendar quarters during the fourth and fifth years after the Merger Date. Amounts outstanding under the Tranche B Facility will be repaid in 24 quarterly installments, the first twenty of which (in the principal amount of $125,000 each) are due and payable on the last day of each of the first twenty quarters after the Merger Date. The remaining four installments, each in the principal amount of $4.375 million, will be due on the last day of each calendar quarter during the sixth year after the Merger Date. Amounts outstanding under the Tranche C Facility will be repaid in 28 quarterly installments, the first twenty-four of which (in the principal amount of $125,000 each) are due and payable on the last day of each of the first twenty calendar quarters after the Merger Date. The remaining four installments, each in the principal amount of $16.75 million, will be due on the last day of each calendar quarter during the seventh year after the Merger Date. The Revolving Credit Facility will mature on the fifth anniversary of the Merger Date.

  Loans under the Term Loan Facilities will be subject to certain mandatory prepayments including (i) 100% of net proceeds received from any issuance of Target equity or any incurrence of indebtedness by Target or any of its subsidiaries after the Merger Date, except for certain exceptions including the issuance of equity or subordinated debt to repay the Rollover Notes described below (ii) 100% of proceeds from certain asset sales and (iii) 75% Target's Excess Cash Flow (to be determined in a mutually satisfactory manner). Mandatory prepayments will be applied first, pro rata to loans outstanding under the Tranche A Facility, the Tranche B Facility and the Tranche C Facility (pro rata), except that holders of Tranche B Term Loans and Tranche C Term Loans have the right to refuse up to 50% of any optional prepayment if Tranche A remains outstanding, in which event the prepayment shall be allocated to Tranche A Term Loans.

  The loans outstanding under the Alternative B Merger Facilities will bear interest, at the Target's option, equal to (i) the Base Rate plus the Applicable Margin or the Eurodollar Rate (which have the same definitions given to them in the Tender Offer Facility except that the Eurodollar rate shall be based on one, two, three or six month periods) plus the Applicable Margin. The Applicable Margin under the Alternative B Merger Facility means, with respect to Base Rate Loans, 2.00% in the case of Revolving Credit Loans and Tranche A Term Loans, 2.25% in the case of Tranche B Term Loans and 2.50% in the case of Tranche C Term Loans; and, with respect to Eurodollar Loans, 3.00% in the case of Revolving Credit Loans and Tranche A Term Loans, 3.25% in the case of Tranche B Term Loans and 3.50% in the case of Tranche C Terms loans. A commitment fee of 0.375% is payable on any portion of the Alternative B Merger Facilities which remains unutilized.

  The amount of the Alternative B Merger Facilities allocated among the Tranche Facilities and the interest rates are subject to change under certain specified circumstances.

  The Alternative B Merger Facilities will be guaranteed, on a joint and several basis, by all of Target's direct and indirect subsidiaries (except non-U.S. subsidiaries) and will be secured by a first priority security interest in, and lien upon, 100% of the capital stock of such subsidiaries (other than non-U.S. subsidiaries, as to which only 65% of the capital stock will be pledged) and all tangible and intangible assets of Target and any Guarantor, except for assets where LCPI determines that the costs of obtaining the security are disproportionate to the value of the security. Loans to Dardel will be secured and guaranteed by Target in the above-described manner.

  The documentation relating to the Alternative B Merger Facilities will include representations and warranties, affirmative and negative covenants and events of default customary in similar financing situations and other terms deemed appropriate by LCPI.

  The availability of the Alternative B Merger Facilities is conditioned upon satisfaction of the following conditions precedent and other conditions precedent customary in similar financing situations (which satisfaction shall occur no later than October 16, 1997, if there is no second request for information made under the HSR Act, or November 16, 1997, if there is a second request): (a) the execution of definitive financing documentation, (b) all obligations of the Purchaser and Target under the Tender Facility shall have been refinanced with the proceeds of the Alternative A Senior Facilities and the Senior Subordinated Notes, (c) the Merger shall have been consummated, (d) there shall be no outstanding indebtedness or liens except as permitted, (e) the Exchange Offer shall have been consummated and after giving effect to the Exchange Offer and the Merger Target owns directly or indirectly at least 90% of the stock of Parent, (f) documents filed publicly by Parent, Purchaser and Target in connection with the Offer and the Merger shall be reasonably satisfactory to LCPI, (g) the lenders, the administrative agent and LCPI shall have received all fees and expenses required to be paid, (h) all governmental approvals shall have been obtained, (i) all actions to perfect liens shall have been taken, (j) satisfactory insurance is in place and (k) satisfactory opinions of legal counsel shall have been delivered. Each extension of credit (including later draws on the Revolving Credit Facility) is conditioned upon all representations and warranties being true as of the date of each such extension, including that there has been no material adverse change in the business, assets, property or condition of Target and its subsidiaries taken as a whole.

  The following tables have been prepared by Parent after discussions with management of Target and set forth the approximate amounts and proposed sources and uses of funds necessary to consummate the Transactions, assuming that the Offer closes on August 12, 1997 and the Merger closes on or about September 18, 1997:

                                   THE OFFER
                                 (IN MILLIONS)

SOURCES:
 Tender Offer Loan Facilities........................................... $164.7
 Interim Preferred Stock................................................   24.0
                                                                         ------
  Total Sources......................................................... $188.7
                                                                         ======
USES (2):
 Purchase Shares (1).................................................... $175.0
 Pre-funded Interest....................................................    3.2
 Refinance Existing Purchaser Debt......................................    5.0
 Estimated Fees and Expenses............................................    5.6
                                                                         ------
  Total Uses............................................................ $188.7
                                                                         ======

           THE AXIOHM EXCHANGE, ACQUISITION OF PURCHASER AND MERGER
                                 (IN MILLIONS)

SOURCES (2):
 Cash of Target......................................................... $ 45.9
 Refund of Prepaid Interest.............................................    2.6
 Term Loan Facilities...................................................   70.0
 Senior Subordinated Notes..............................................  100.0
                                                                         ------
  Total Sources......................................................... $218.6
                                                                         ======
USES (2):
 Refinance Tender Offer Loan Facilities................................. $164.7
 Refinance Interim Preferred Stock......................................   24.0
 Refinance Target Debt..................................................    2.9
 Cashout Target Options.................................................   12.3
 Purchaser Share Purchase...............................................   12.2
 Estimated Fees and Expenses (3)........................................    2.4
                                                                         ------
  Total Uses............................................................ $218.6
                                                                         ======

--------
(1) Assumes that the Maximum Number of Shares is tendered in the Offer.
(2) Sources and Uses totals do not sum due to rounding.
(3) Aggregate estimated fees and costs for the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger are $8.0 million. See "The Offer-- Fees and Expenses."

13.BACKGROUND OF THE OFFER

  On December 6, 1996, William H. Gibbs ("Gibbs") and Patrick Dupuy ("Dupuy"), a director and the President of Parent had a telephone conversation which resulted in Dupuy meeting with Endre Varga, the General Manager of Target's Cognitive Solutions, Inc. facility located in Paso Robles, California (the "CSI Facility"), to tour the CSI Facility on December 12, 1996. On December 13, 1996, Gibbs and Dupuy met with David Ledwell, Executive Vice President-Transaction Products of Target ("Ledwell"), to visit Target's plant located in Tijuana, Mexico (the "Mexico Facility"). On January 9, 1997, in Paris, Gibbs met with Dupuy and Gilles Gibier, a director of Parent ("Gibier"), where a decision was made by the representatives of Target and Parent to begin preparation of plans relating to a potential business combination of Target and Parent for presentation to their respective Boards of Directors. Between January 9, 1997 and March 10, 1997, Gibbs, Dupuy and Gibier participated in a series of conference telephone calls to discuss various business and accounting issues raised by a potential combination and to coordinate due diligence with respect to their respective businesses. On March 17, 1997, in Denver, Colorado, Gibier met with Gibbs to discuss the details of a potential combination. The Denver meeting was followed by Gibbs and Gibier touring Target's Stadia Print Facility located in Denver, Colorado, the CSI Facility and the Mexico Facility on March 18, 19 and 20, 1997, respectively.

  On April 2, 1997, at a meeting in New York City, representatives of Target and Parent continued to discuss the issues raised by alternative structures for a potential business combination. At this meeting, Gibbs and Walter Sobon ("Sobon"), Target's Chief Financial Officer, also presented Dupuy and Gibier with a draft confidentiality letter designed to ensure that certain proprietary information to be exchanged between Target and Parent would be held in confidence. Although no proprietary information was exchanged at the April 2, 1997 meeting, the parties discussed projected financial data which had been prepared by Lehman which projections were based on publicly available financial data.

  At the April 3, 1997 meeting of Target's Board of Directors, Gibbs reported to Target's Board regarding the discussions between Target and Parent relating to a potential business combination and the results of the due diligence review of Parent's business. The report included a discussion of various approaches to, and structures of, a potential combination.

  On April 14, 15 and 16, 1997, in Paris, Sobon met with Dupuy to further develop a structure for a potential business combination and to discuss the financial projections relating to possible combined operations of Target and Parent. The meetings included a tour of Parent's Puiseaux manufacturing facility.

  At the April 24, 1997 meeting of Target's Board of Directors, Gibbs again reported to Target's Board about the nature of the discussions between Target and Parent relating to a potential combination and the results of the on-going due diligence.

  On April 25, 1997, at the offices of Lehman in New York City, Gibbs and Sobon met with Dupuy and Gibier, where options regarding the timing, financing alternatives and structural issues relating to a potential business combination were discussed.

  At the May 6 and 7, 1997 meeting of Target's Board of Directors, Gibbs again reported to Target's Board about the nature of the discussions between Target and Parent relating to a potential combination. A representative of Wilson Sonsini Goodrich & Rosati, P.C., Target's legal counsel, Dupuy and Gibier also attended the Board meeting. Representatives of Parent signed the confidentiality letter originally presented to Parent at the April 2, 1997 meeting in New York City and representatives of Target signed a confidentiality agreement presented to it by Parent. Dupuy and Gibier made a presentation to Target's Board outlining certain of the benefits and risks of a business combination and a potential transaction structure.

  Between May 7, 1997 and May 26, 1997, representatives of Target and Parent and their respective legal counsel participated in a series of conference telephone calls to discuss alternative transaction structures, due diligence matters and financing of the proposed combination.

  On May 23, 1997, Target engaged Prudential to render a fairness opinion with respect to a proposed transaction with Parent.

  On May 27 and 28, 1997, Bernard Patry ("Patry"), a Director of Parent, met with Gibbs, Ledwell, Sobon, and Janet Shanks, Corporate Controller and Chief Accounting Officer of Target, to discuss Target's business operations. From May 14 to June 5, 1997, the legal and accounting advisors of Target performed due diligence on the Parent at Parent's Ithaca, New York and Paris, France locations. From May 27 to June 5, 1997, the legal and accounting advisors of Parent performed due diligence on Target at Target's San Diego, California location.

  Target and Parent each continued their respective due diligence investigations during the month of June 1997. On June 4 and 5, Gibier, Dupuy, Gibbs and Sobon meet in New York to discuss issues related to a potential combination and discuss a draft merger agreement. Target's Board received updates from Gibbs and Sobon throughout the month as to the status of the negotiations and the results of the on-going due diligence. During the week of June 23, Gibier, Dupuy, Gibbs and Sobon and their respective legal counsel met in Chicago to discuss the details of a merger agreement and the financing related to a potential transaction. Additional meetings and telephone discussions were held during the weeks of June 30, 1997 and July 5, 1997. Telephone discussions continued until a formal proposal was presented to Target's Board on July 13, together with commitment letters with respect to financing for the transaction.

  On July 13-14, 1997, Target's Board met to discuss the proposed terms of the Merger Agreement and related documents and the financing commitment for the transaction and to receive a report on the ongoing due diligence review of Purchaser. Target's Board also received a written opinion from Prudential that the consideration to be received by the holders of shares of Target's Common Stock (other than Parent and its affiliates), consisting of cash consideration to be received by such holders pursuant to the Offer and the shares of Target Common Stock to be retained by such holders following the consummation of the Axiohm Exchange, the Acquisition of Purchaser and the Merger, is fair to such holders from a financial point of view. A copy of the opinion of Prudential is contained in Target's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Commission pursuant to the Exchange Act in connection with the Offer, a copy of which is being furnished to the shareholders by Target.

  The contacts described above resulted in the Merger Agreement, Axiohm Exchange, Acquisition of Purchaser and the Offer and related documents, which were approved and, in the case of the Offer recommended to Target's shareholders, at a meeting of the Board of Directors of Target held on July 13-14, 1997.

14.THE MERGER AGREEMENT

  A copy of the Merger Agreement is filed as an Exhibit to the Schedule 14D-1 and is incorporated by reference in this Offer to Purchase. Following is a summary of the Merger Agreement which summary is qualified in its entirety by reference to the Merger Agreement. For purposes of this Section, all capitalized terms not defined in this Offer to Purchase shall have the definitions assigned to them in the Merger Agreement.

  The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Offer. The obligation of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer is subject to the satisfaction of (i) the Minimum Condition prior to the expiration of the Offer and (ii) certain other conditions described in "The Offer--Certain Conditions of the Offer." Purchaser expressly reserves the right, in its sole discretion, to increase the Maximum Number and waive any Offer Condition and make any other changes in the terms and conditions of the Offer, provided, however that, unless previously approved by Target in writing, no change may be made which decreases the Offer Price, changes the form of consideration payable in the Offer (other than by adding consideration), reduces the Maximum Number, changes the Minimum Condition, or imposes conditions to the Offer in addition to those set forth in the Merger Agreement which are adverse to holders of the Shares. Purchaser may, without the consent of Target, (i) extend the Offer beyond the scheduled expiration date (the initial scheduled expiration date

August 12, 1997, if, at the scheduled expiration date of the Offer, any of the conditions to Purchaser's obligation to accept for payment, and to pay for, the Shares, shall not be satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation or interpretation of the Commission or the staff thereof applicable to the Offer, or (iii) extend the Offer for an aggregate period of not more than 10 business days beyond the latest applicable date that would otherwise be permitted under clause (i) or (ii) of this sentence, if as of such date, all of the conditions to Purchaser's obligations to accept for payment, and to pay for, the Shares are satisfied or waived, but the number of Shares validly tendered and not withdrawn pursuant to the Offer equals at least the Minimum Condition but less than the Maximum Number of the outstanding Shares; provided, however, that if, on the initial scheduled expiration date of the Offer, the sole condition remaining unsatisfied is the failure of the waiting period under the HSR Act, to have expired or been terminated, then, in either case, Purchaser shall extend the Offer from time to time until five business days after the expiration or termination of the applicable waiting period under the HSR Act.

  The Axiohm Exchange. Pursuant to the Merger Agreement, as soon as practicable after the date of the Merger Agreement, Purchaser shall commence the Axiohm Exchange by seeking to enter into stock purchase agreements ("Axiohm Purchase Agreements") with all holders of Parent Shares (the "Parent Holders"). Pursuant to the Axiohm Purchase Agreements, Purchaser shall attempt to purchase from the Parent Holders all Parent Shares held by such Parent Holders for an aggregate of 5,518,524 Shares of Target Common Stock purchased by Purchaser in the Offer (the "Exchange Shares") plus an aggregate of $12,197,900 in cash (the "Exchange Cash") (the Exchange Shares and the Exchange Cash are hereinafter referred to collectively as the "Exchange Consideration"). The aggregate value of the Exchange Consideration to be paid by Purchaser to each Parent Holder shall be in proportion to the percentage of outstanding Parent Shares which are held by such Parent Holder, provided, however, that Purchaser reserves the right to vary the relative amount of Exchange Shares and Exchange Cash to be received by each Parent Holder as a part of such Exchange Consideration. In the event that at the Axiohm Exchange Closing (as defined below) Purchaser does not have available the financing necessary to pay the entire amount of the Exchange Cash to the Parent Holders, then the aggregate Exchange Cash to be paid by Purchaser shall be reduced to $4,317,700 and the number of Exchange Shares to be transferred by Purchaser to the Parent Holders in the Axiohm Exchange shall be increased to an aggregate of 5,833,732 Shares.

  The Merger Agreement provides that, within 45 days after the satisfaction or waiver of the conditions set forth in the Merger Agreement and immediately prior to the consummation of the Merger, Purchaser shall cause the Axiohm Exchange to be consummated.

  The Merger Agreement also provides that, as soon as practicable following the closing of the Axiohm Exchange, Target shall file with the Commission a registration statement on Form S-3 under the Securities Act relating to the resale by the Parent Holders of the Exchange Shares and will cause such registration statement to be continuously effective for a period of not less than two years.

  The Acquisition of Purchaser. Pursuant to the Merger Agreement, simultaneously with the closing of the Axiohm Exchange, Parent, IPB and Target shall effect the Acquisition of Purchaser. In such transaction, Target shall purchase from IPB and Parent shall cause IPB to sell to Target, all of the outstanding shares of capital stock of Purchaser in exchange for the assumption by Target, on a joint and several basis with Purchaser, of any and all obligations with respect to indebtedness incurred, or preferred stock issued, by Purchaser or IPB in connection with the Offer and the Axiohm Exchange, which obligations shall not exceed $199.0 million.

  The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement and in accordance with California law, at the Effective Time, Purchaser shall be merged with and into Target. As a result of the Merger, the separate corporate existence of Purchaser shall cease and Target shall continue as the surviving corporation of the Merger (the "Surviving Corporation"). In the Merger, the name of Target, as the Surviving Corporation will be changed to Axiohm Inc.

  At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Target or the holders of any of the following securities,
(i) each share of Target Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares to be cancelled pursuant to (ii) below) shall remain outstanding; (ii) each share of Target Common Stock owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, in each case immediately prior to the Effective Time but after the consummation of the Axiohm Exchange, shall be cancelled and retired without any conversion thereof and no payment or distribution shall be made with respect thereto; and (iii) each share of common, preferred or other capital stock of Purchaser issued and outstanding immediately prior to the Effective Time, shall be cancelled, since such shares will, immediately prior to the Effective Time, be owned by Target.

  The Merger Agreement provides that, at the Effective Time, the Articles of Incorporation of Target will be amended to change the name of the Target to Axiohm Inc. and, as so amended, will be the Articles of Incorporation of the Surviving Corporation. The Merger Agreement also provides that the By-laws of Target, as in effect immediately prior to the Effective Time, will be the By-laws of the Surviving Corporation. Pursuant to the Merger Agreement, the directors of Target immediately prior to the Effective Time (which includes three directors designated by Parent) will be the initial directors of the Surviving Corporation and the officers of Target immediately prior to the Effective Time (which include Messrs. Dupuy and Gibier as Co-Chairmen) will be the initial officers of the Surviving Corporation. See "The Offer--Certain Information Concerning Target" for a description of new employment agreements which have been entered into between Target and each of William H. Gibbs, Target's President, Chief Executive Officer and Chairman, and Walter S. Sobon, Target's Chief Financial Officer and a description of employment agreements which Target expects to enter into with Janet Shanks, Target's Corporate Controller and Chief Accounting Officer, and David Ledwell, Target's Executive Vice President--Transaction Products, all in connection with the transactions described in this Offer to Purchase.

  Conduct of Target's Business. Pursuant to the Merger Agreement, Target has covenanted and agreed that, during the period from the date of the Merger Agreement to the earlier of termination of the Merger Agreement or the Effective Time, Target will conduct its business and that of its subsidiaries only in the ordinary course of business consistent with past practice and will use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization (including the services of its existing employees) and preserve its relationships with customers, suppliers and others having business dealings with it, to the end that its goodwill and on-going business shall be unimpaired at the Effective Date. By way of amplification and not limitation, the Merger Agreement provides that neither Target nor any of its subsidiaries will, without the prior written consent of the Purchaser:

    (a)amend or propose to amend its Articles of Incorporation or By-laws;

    (b)(i) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including, without limitation, any stock options or stock appreciation rights) except shares of Target Common Stock issuable upon exercise of Company Outstanding Options (as defined in the Merger Agreement) or (ii) amend any of the terms of any such securities or agreements outstanding as of the date of the Merger Agreement, except as specifically contemplated by the Merger Agreement;

    (c)split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any of its securities or any securities of Target's subsidiaries;

    (d)(i) incur or assume any long-term or short-term debt or issue any debt securities except for borrowings under existing lines of credit in the ordinary course of business; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity except in the ordinary course of business consistent with past practice, and except for obligations of its wholly owned subsidiaries; (iii) make any loans, advances or capital contributions to, or investments in, any other person or entity (other than to its wholly owned subsidiaries or advances to employees in the ordinary course of business consistent with past practice and in amounts not material to the maker of such loan or advance); (iv) pledge or otherwise encumber shares of its capital stock or any of its subsidiaries; or (v) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material lien thereupon;

    (e)except as may be required by law or as contemplated by the Merger Agreement or described on Target's Disclosure Schedule accompanying the Merger Agreement (the "Target Disclosure Schedule"), enter into, adopt or amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the benefit or welfare of any director, officer, employee or former employee or independent contractor in any manner, or (except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to it and as required under existing agreements) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date of the Merger Agreement (including, without limitation, the granting of stock appreciation rights or performance units);

    (f)acquire, sell, lease, license to others or dispose of any assets outside the ordinary course of business which individually or in the aggregate are material to Target or enter into any commitment or transaction outside the ordinary course of business consistent with past practice which would be material to Target;

    (g)except as may be required as a result of a change in law or in US GAAP, change any of the accounting principles or practices used by it;

    (h)revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary course of business;

    (i)(i) acquire or agree to acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any equity interest therein, other than as specifically described on the Target Disclosure Schedule;
  (ii) enter into any contract or agreement other than in the ordinary course of business consistent with past practice which would be material to it;
  (iii) authorize any new capital expenditure or expenditures which, individually, is in excess of $250,000 or, in the aggregate, are in excess of $2,500,000; or (iv) enter into or amend any contract, agreement, commitment or arrangement providing for the taking of any action that would be prohibited hereunder;

    (j)make any tax election or settle or compromise any income tax liability material to Target;

    (k)pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in, or contemplated by Company Financial Statements and Company Subsidiaries or incurred in the ordinary course of business consistent with past practice or customary fees and expenses relating to the transactions contemplated by the Merger Agreement;

    (l)settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby; or

    (m)take, or agree in writing or otherwise to take, any of the actions described in (a) through (l) above or any action which would make any of the representations or warranties of Target contained in the Merger Agreement untrue or incorrect as of the date when made.

  Maintenance of Cash by Target. Pursuant to the Merger Agreement, Target has agreed, from the date of the Merger Agreement until the consummation of the Offer, to cause approximately $45.0 million to be maintained in its existing investments and, upon maturity of such investments, to invest such sums in municipal instruments with a rating of BBB or better (together, the "Target Investments"). From the consummation of the Offer until the Effective Time, Target agreed to cause approximately $33.0 million to be maintained in Target Investments.

  Conduct of Parent's Business. The Merger Agreement includes Parent's covenant that, except as contemplated by the Merger Agreement, during the period from the date of the Merger Agreement to the earlier of termination of the Merger Agreement or the Effective Time, Parent has agreed to conduct its business and that of its subsidiaries only in the ordinary course of business consistent with past practice and to use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization (including the services of its existing employees) and preserve its relationships with customers, suppliers and others having business dealings with it, to the end that its goodwill and ongoing business shall be unimpaired at the Effective Date. Without limiting the generality of the foregoing, and except as otherwise expressly provided in the Merger Agreement, neither Parent nor any of its subsidiaries will, without the prior written consent of Target:

    (a)amend or propose to amend its Articles of Incorporation or By-laws (or equivalent organizational documents), provided, however, that IPB may amend its Articles of Incorporation or By-laws in any manner as may be necessary in connection with the transactions contemplated by the Merger Agreement and the Financing Letter;

    (b)except as contemplated in connection with the Financing, (i) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including, without limitation, any stock options or stock appreciation rights) except shares of Common Stock of the Parent issuable upon exercise of the Parent Outstanding Options or (ii) amend any of the terms of any such securities or agreements outstanding as of the date of the Merger Agreement, except as specifically contemplated by the Merger Agreement;

    (c)split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any of its securities or any securities of Parent's subsidiaries, except as otherwise contemplated in the Financing Letter;

    (d)except for the Financing contemplated by the Financing Letter, (i) incur or assume any long-term or short-term debt or issue any debt securities except for borrowings under existing lines of credit in the ordinary course of business; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity except in the ordinary course of business consistent with past practice, and except for obligations of its wholly owned subsidiaries; (iii) make any loans, advances or capital contributions to, or investments in, any other person or entity (other than to its wholly owned subsidiaries or advances to employees in the ordinary course of business consistent with past practice and in amounts not material to the maker of such loan or advance); (iv) pledge or otherwise encumber shares of its capital stock or any of its subsidiaries; or (v) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material lien thereupon;

    (e)except as may be required by law or as contemplated by the Merger Agreement or described on the Parent Disclosure Schedule, enter into, adopt or amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the benefit or welfare of any director, officer, employee or former employee or independent contractor in any manner, or (except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to it and as required under existing agreements) increase in any manner the compensation or fringe benefits of any director, officer or employee or payany benefit not required by any plan and arrangement as in effect as of the date hereof (including, without limitation, the granting of stock appreciation rights or performance units);

    (f)acquire, sell, lease, license to others or dispose of any assets outside the ordinary course of business which individually or in the aggregate are material to Parent, or enter into any commitment or transaction outside the ordinary course of business consistent with past practice which would be material to Parent;

    (g)except as may be required as a result of a change in law or in US GAAP, change any of the accounting principles or practices used by it;

    (h)revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary course of business;

    (i)(i) acquire or agree to acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any equity interest therein, other than as specifically described on the Parent Disclosure Schedule;
  (ii) enter into any contract or agreement other than in the ordinary course of business consistent with past practice which would be material to it;
  (iii) authorize any new capital expenditure or expenditures which, individually, is in excess of $250,000 or, in the aggregate, are in excess of $2,500,000; or (iv) enter into or amend any contract, agreement, commitment or arrangement providing for the taking of any action that would be prohibited hereunder;

    (j)make any tax election or settle or compromise any income tax liability material to Parent;

    (k)except as contemplated in the Financing Letter and the engagement letter between Parent, Purchaser, IPB, and Lehman, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in, or contemplated by the Parent Financial Statements or incurred in the ordinary course of business consistent with past practice or customary fees and expenses relating to the transactions contemplated by the Merger Agreement;

    (l)settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby; or

    (m)take, or agree in writing or otherwise to take, any of the actions described in (a) through (l) above or any action which would make any of the representations or warranties of Parent or Purchaser contained in the Merger Agreement untrue or incorrect as of the date when made.

  Directors. Following the Offer, Target has agreed to take all actions necessary to (i) increase the number of directors on Target's Board from five to seven, (ii) cause one of the existing directors to resign from Target's Board, and (iii) appoint to Target's Board three individuals selected by Parent, which designees will include Patrick Dupuy, the President and a director of Parent and Gilles Gibier, the Co-Director of Parent's holding company. Additionally, Target has agreed to cause Messrs. Dupuy and Gibier to become Co-Chairmen of Target's Board.

  Pursuant to the Merger Agreement, after the election of designees of Purchaser pursuant to the preceding paragraph and prior to the Effective Time, any amendment of the Merger Agreement or the Articles of Incorporation or By-laws of Target, any termination of the Merger Agreement by Target, any extension by Target of the time for the performance of any of the obligations or other acts of Purchaser or waiver of any of Target's rights under the Merger Agreement will require the concurrence of a majority of the directors of Target then in office who were not designated by Purchaser.

  No Solicitation. Target has agreed that it, its affiliates and their respective officers, directors, employees, representatives and agents (i) shall cease (and not reopen except as permitted by the Merger Agreement) any existing discussions or negotiations, if any, with any parties with respect to any acquisition (other than the transactions contemplated by the Merger Agreement) of all or any material portion of the assets of, or any equity interest in, Target or any of its subsidiaries or any business combination with Target or any of its subsidiaries and (ii) shall not, directly or indirectly, (A) solicit or initiate discussions, or, except with respect to a Superior Proposal (as defined below) received by Target, engage in negotiations with any person or, except with respect to a Superior Proposal received by Target, take any other action intended, designed or reasonably likely to facilitate the efforts of any person, other than Parent and Purchaser, relating to the possible acquisition of Target or any of its subsidiaries (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) of any material portion of its or their capital stock or assets, (B) except with respect to a Superior Proposal received by Target, and provided that Target has required the party submitting the Superior Proposal to execute a non-disclosure agreement comparable to the one executed by Parent in connection with the Merger Agreement, provide non-public information with respect to Target or any of its subsidiaries to any person, other than Parent and Purchaser, relating to the possible acquisition of Target or any of its subsidiaries (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its or their capital stock or assets, (C) enter into an agreement with any person, other than Parent and Purchaser, providing for the possible acquisition of Target or any of its subsidiaries (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its or their capital stock or assets, (D) except with respect to a Superior Proposal received by Target, make or authorize any statement, recommendation or solicitation in support of any possible acquisition of Target or any of its subsidiaries (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any portion of its or their capital stock or assets by any person, other than by Parent and Purchaser or withdraw or modify the recommendation by Target's Board with respect to the Offer, the Merger Agreement, the Exchange Offer, the Acquisition of Purchaser and the Merger. Notwithstanding the foregoing, following the receipt of an offer or proposal that Target's Board, in the exercise of its reasonable good faith judgement, after consultation with its legal and financial advisors, deems to be a Superior Proposal, Target may terminate the Merger Agreement (subject to Target's obligations with respect to the payment of certain fees and expenses described further below) and accept such Superior Proposal, and Target's Board may approve or recommend (and, in connection therewith, withdraw or modify its approval and recommendation of the Offer, the Merger Agreement, the Axiohm Exchange, the Acquisition of Purchaser and the Merger).

  A "Superior Proposal" means a written proposal that has not been solicited by Target following the date of the Merger Agreement relating to the possible acquisition of Target or any of the Target Subsidiaries (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its or their capital stock or assets by any person other than by Parent or Purchaser, which proposal is, in the reasonable good faith judgment of Target's Board, after consultation with its legal and financial advisors, on financial and other terms more favorable to the shareholders of Target than the terms of the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger, collectively, and which is made by a party that can reasonably be expected to consummate the transaction on the terms proposed.

  The Merger Agreement also provides that if Target or any of its subsidiaries receives any offer or proposal to enter negotiations relating to any of the above, Target shall as promptly as practicable, notify Parent or Purchaser thereof, including information as to the identity of the party making any such offer or proposal and the specific terms of such offer or proposal, as the case may be, and provide Parent or Purchaser with the same information (if any) Target provides to the party making the Superior Proposal.

  Target Stock Options. The Merger Agreement provides that the parties will take all actions with respect to the Company Outstanding Options such that the Options are treated as follows. Upon acceptance for payment of Shares by Purchaser pursuant to the Offer, all Vested Company Outstanding Options (as defined below), other than Company Outstanding Options held by certain individuals to be designated by Target, subject to the reasonable acceptance of Parent (the "Designated Optionees"), shall be cancelled and each holder thereof shall thereupon be paid by Target an amount, in cash, equal to the product of (i) the number of Shares subject to Vested Company Outstanding Options held by such holder and (ii) the Offer Price minus the exercise price applicable to such Vested Company Outstanding Options (the "Option Spread"), less applicable taxes. The Designated Optionees may elect, as to all or a portion of the individual's Vested Company Outstanding Options, to be covered under the preceding sentence or to receive the Option Spread on a deferred basis over a period not to exceed seven years following the Effective Time, subject to earlier distribution upon termination of the individual'semployment for any reason. Target shall also pay a tax subsidy payment on the Option Spread consisting of (i) a payment to reflect the federal and state tax rate differential between long-term capital gains and ordinary income, and (ii) a payment to reimburse the individual for taxes due as a result of the rate differential payment, provided that tax subsidy payments shall be limited so as to avoid triggering the golden parachute excise tax under Sections 280G and 4999 of the Internal Revenue Code. For purposes of the foregoing, Vested Company Outstanding Options shall mean: (i) all Company Outstanding Options that are vested as of the date of acceptance for payment of Shares by Purchaser pursuant to the Offer or that would have vested through September 6, 1997; (ii) one-half of Company Outstanding Options issued to Walter Sobon; and (iii) all warrants outstanding under Target's Director Warrant Plan.

  All Company Outstanding Options other than Vested Company Outstanding Options ("Unvested Company Outstanding Options") shall remain outstanding and subject to the terms and conditions of the applicable Target option plan and option agreement, but shall be modified to provide for full vesting acceleration in the event the employee's employment is terminated (i) by Target other than for cause, or (ii) as the result of the employee's death or disability. Unvested Outstanding Company Options held by William Gibbs, Walter Sobon, David Ledwell and Janet Shanks shall also be modified to provide for acceleration upon a constructive termination of employment. In the event Target engages in a transaction prior to April 1, 2001, as a result of which Target's Common Stock is no longer registered under the Exchange Act, each holder of Unvested Company Outstanding Options shall be entitled to receive from the Company a cash payment equal to the product of (i) the number of Shares subject to Unvested Company Outstanding Options held by such holder and
(ii) the Offer Price minus the exercise price applicable to such Unvested Company Outstanding Options, less applicable taxes.

  Directors' and Officers' Indemnification. The Merger Agreement provides that all rights to indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers (the "Indemnified Parties") of Target and its subsidiaries as provided in their respective articles of incorporation or By-laws (or similar organizational documents) or existing indemnification contracts in the form filed with the Commission shall survive the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger and shall continue in full force and effect in accordance with their terms. Additionally, for six years from the Effective Time, Target shall use commercially reasonable efforts to maintain in effect Target's current directors' and officers' liability insurance covering those persons who are currently covered by Target's directors' and officers' liability insurance policy; provided, however, that in no event shall Target be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by Target for such insurance and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Target shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

  The Merger Agreement also provides that the Surviving Corporation shall pay all expenses, including attorney's fees, that may be incurred by any Indemnified Party in enforcing the indemnity described above and other obligations related thereto provided for in the Merger Agreement.

  Issuance of Target Warrants and Roll-Over Notes. The Merger Agreement provides that Target shall, in accordance with the Financing Letter, (A) upon the closing of the Offer and in accordance with the instructions of Parent, issue warrants, exercisable into an aggregate of 10% of the outstanding capital stock of Target (calculated after giving effect to the exercise of such warrants and all other outstanding warrants, options or other convertible securities) and containing such other terms and provisions as are contemplated in the Financing Letter, and to cause such warrants to be placed into an escrow account until such warrants are released to Lehman Brothers in accordance with the Financing Letter, and (B) at the Effective Date issue the Roll-Over Notes contemplated by the Financing Letter, in exchange for the Interim Preferred Stock, if the Interim Purchasers so elect. See "The Offer-- Source and Amount of Funds."

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations by Target and Parent and Purchaser as to the absence of certain changes or events concerning the such entity's corporate organization and qualification, capitalization, authority, filings with the Commission (if applicable) and other governmental authorities, financial statements, litigation, employee benefit matters, intellectual property, real property, taxes, insurance, environmental matters, material contracts and compliance with law.

  Conditions to Consummation of the Axiohm Exchange. The Merger Agreement provides that the respective obligations of each party to effect the Axiohm Exchange shall be subject to the satisfaction at or prior to the Axiohm Exchange Closing of the following conditions:

    (a)No statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any U.S. federal or state court or governmental authority, or any French national or provincial court or governmental authority, as the case may be which prohibits, restrains, enjoins or restricts the consummation of the Axiohm Exchange;

    (b)Any waiting period applicable to the Axiohm Exchange under the HSR Act and French law, if applicable, shall have terminated or expired;

    (c)Purchaser shall own Shares representing at least the Minimum Condition (whether purchased pursuant to the Offer or otherwise acquired); and

    (d)Parent Holders owning at least a majority of the then outstanding Parent Shares shall have executed and delivered to Purchaser the Axiohm Purchase Agreements.

  Conditions to Consummation of the Acquisition of Purchaser. The Merger Agreement provides that the respective obligations of each party to effect the Acquisition of Purchaser shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

    (a)No statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any U.S. federal or state court or governmental authority, or any French national or provincial court or governmental authority, as the case may be, which prohibits, restrains, enjoins or restricts the consummation of the Acquisition of Purchaser;

    (b)Any waiting period applicable to the Acquisition of Purchaser under the HSR Act and French law, if applicable, shall have terminated or expired;

    (c)Purchaser shall own Shares representing at least the Minimum Condition (whether purchased pursuant to the Offer or otherwise acquired), less the Exchange Shares; and

    (d)The Axiohm Exchange Closing shall have occurred.

  Conditions to Consummation of the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

    (a)No statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any U.S. federal or state court or governmental authority, or any French national or provincial court or governmental authority, as the case may be which prohibits, restrains, enjoins or restricts the consummation of the Merger;

    (b)Any waiting period applicable to the Merger under the HSR Act, and French law, if applicable, shall have terminated or expired;

    (c)Purchaser shall own Shares representing at least the Minimum Condition (whether purchased pursuant to the Offer or otherwise acquired), less the Exchange Shares;

    (d)The Axiohm Exchange shall have been consummated; and

    (e)The Acquisition of Purchaser shall have occurred.

  Termination. The Merger Agreement may be terminated and the Axiohm Exchange, the Acquisition of Purchaser and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any approval thereof by the shareholders of Target:

    (a)By mutual written consent of Parent, Purchaser and Target;

    (b)By Parent or Target if any court of competent jurisdiction or other governmental body located or having jurisdiction within the U.S., France or any country or economic region in which either Target or Parent, directly or indirectly, has material assets or operations, shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer, the Axiohm Exchange, the Acquisition of Purchaser or the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable, except if the party relying on this clause (b) to terminate the Merger Agreement is in breach of any of its material obligations under the Merger Agreement;

    (c)By Parent if, (i) due to a failure of any of the Offer Conditions, Purchaser shall have (A) terminated the Offer or (B) failed to pay for Shares pursuant to the Offer within 60 days (or 90 days if there has been a second request under the HSR Act) following the date of the Merger Agreement, unless such termination or failure has been caused by or results from (x) a breach of any representation or warranty on the part of Parent or Purchaser contained in the Merger Agreement that has a Material Adverse Effect on Parent or Purchaser or (y) there shall have been any breach of any covenant or agreement on the part of Parent or Purchaser contained in the Merger Agreement that has a Material Adverse Effect on Parent or Purchaser or (ii) Target's Board shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to Purchaser its approval or recommendation of the Offer, the Merger Agreement, the Axiohm Exchange, the Acquisition of Purchaser or the Merger or shall have approved or recommended another offer or transaction, or shall have resolved to effect any of the foregoing; and

    (d)By Target (i) if Purchaser shall not have commenced the Offer within five days of the date on which Purchaser's intention to make the Offer is publicly announced; (ii) if the Offer shall not have been consummated within 60 days (or 90 days if there has been a second request under the HSR
  Act) following the date of the Merger Agreement; (iii) if due to a failure of any of the Offer Conditions, Purchaser shall have terminated the Offer, unless such termination has been caused by or results from (A) a breach of any representation or warranty on the part of Target contained in the Merger Agreement that has a Material Adverse Effect on Target or could reasonably be expected to materially adversely affect (or materially delay) the consummation of the Offer or (B) there shall have been any breach of any covenant or agreement on the part of Target contained in this Agreement that has a Material Adverse Effect on Target or could reasonably be expected to materially adversely affect (or materially delay) the consummation of the Offer; or (iv) in connection with its determination to pursue a Superior Proposal pursuant to the Merger Agreement; provided that such termination under clause (iv) shall not be effective until Target has made payment of the Initial Fee required by the Merger Agreement.

  Fees. The Merger Agreement provides that (i) in the event that the Merger Agreement is terminated pursuant to Section 8.1(d)(iv) thereof (item (d)(iv) above), Target shall pay to Parent, in same day funds, upon demand, an amount equal to $2.6 million (the "Initial Fee") and that (ii) in addition to the Initial Fee, in the event that (x) a proposal with respect to an Acquisition Transaction (as defined in the Merger Agreement) is commenced by Target, publicly proposed, publicly disclosed or communicated to Target or any representative or agent thereof after the date of the Merger Agreement and prior to the date of termination of the Merger Agreement, (y) the Merger Agreement is thereafter terminated pursuant to Section 8.1(c) or 8.1(d) (items
(c) and (d) above), and (z) within six months following such termination, an Acquisition Transaction is consummated or Target enters into an agreement relating thereto, then, in any such event, Target shall pay Parent, in same day funds, promptly (but in no event later than one business day after the first of such events shall have occurred) an additional fee of $3.9 million (the "Subsequent Fee").

  In the event that Target shall fail to pay either the Initial Fee or the Subsequent Fee, the terms "Initial Fee" and/or "Subsequent Fee" shall be deemed to include the costs and expenses actually incurred or accrued by

Parent, Purchaser and their respective shareholders and affiliates (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of Section 8.3 of the Merger Agreement, together with interest on such unpaid Fee, commencing on the date that the applicable Fee became due.

  The Merger Agreement also provides that, in the event that Parent or Purchaser shall have terminated the Offer due solely to a failure of the financing condition described in subsection (c) of Annex A to the Merger Agreement (See "The Offer--Certain Conditions of the Offer") and the failure of such Offer Condition was not a result, directly or indirectly, of (i) any event or condition having a Material Adverse Effect on Target or (ii) any misrepresentation made by any of Parent, Purchaser or IPB to Lehman or its affiliates which was based upon information provided by Target to Parent, Purchaser or IPB then Parent shall reimburse Target for the out-of-pocket expenses incurred by Target in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum reimbursement of $1.0 million.

  Except as set forth above, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, whether or not any such transaction is consummated.

15.DIVIDENDS AND DISTRIBUTIONS

  The Merger Agreement provides that Target shall not, between the date of the Merger Agreement and the Effective Time, without the prior written consent of Parent, (a) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including, without limitation, any stock options or stock appreciation rights) and (except shares of Target Common Stock issuable upon exercise of outstanding stock options on the date of the Merger Agreement) or amend any of the terms of any such securities or agreements outstanding as of the date of the Merger Agreement, except as specifically contemplated by the Merger Agreement or (b) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any of its securities or any securities of Target's subsidiaries.

  If on or after the date of the Merger Agreement, Target should (a) split, combine or otherwise change its Common Stock or its capitalization, (b) acquire shares of its Common Stock or otherwise cause a reduction in the number of outstanding shares of its Common Stock, (c) issue or sell additional shares of its Common Stock (other than shares of its Common Stock issued or sold upon the exercise of employee stock options outstanding on the date of the Merger Agreement in accordance with their terms) or shares of its Common Stock of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, or (d) disclose that it has taken any such action, then without prejudice to Purchaser's rights under the provisions of "The Offer--Terms of the Offer, Proration and Expiration Date" and "The Offer--Certain Conditions of the Offer," Purchaser, in its sole discretion, may (subject to the provisions of the Merger Agreement) make such adjustments as it deems appropriate in the Offer Price and other terms of the Offer, including, without limitation, the number or type of securities offered to be purchased.

  If, on or after the date of the Merger Agreement, Target should declare or pay any cash dividend on the shares of its Common Stock or make any other distribution on such shares, or issue with respect to such shares of its Common Stock any additional shares of its Common Stock, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to shareholders of record on a date prior to the transfer of the shares of its Common Stock purchased pursuant to the Offer to Purchaser or its nominee or transferee on Target's stock transfer records, then, subject to the provisions of "The Offer--Terms of the Offer, Proration and Expiration Date" and "The Offer--Certain Conditions of the Offer" below, (a) the Offer Price may (subject to the terms of the Merger Agreement), in the sole discretion of Purchaser, be reduced by the amount of any such cash dividend or cash distribution and (b) the whole of any such noncash dividend, distribution or issuance to be received by the tendering shareholders will (i) be received and held by the tendering shareholders for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering shareholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer, or (ii) at the direction of Purchaser, be exercised for the benefit of Purchaser, in which case the proceeds of such exercise will promptly be remitted to Purchaser. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such noncash dividend, distribution, issuance, proceeds or rights and may withhold the entire Offer Price or deduct from the Offer Price the amount of value thereof, as determined by Purchaser in its sole discretion.

  Target has never paid dividends on its Common Stock nor does it expect to pay dividends in the foreseeable future.

16.CERTAIN CONDITIONS OF THE OFFER

  Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, and may postpone the acceptance for payment or, subject to the rules and regulations of the Commission, payment for any Shares tendered pursuant to the Offer, and may amend or terminate the Offer in accordance with the Merger Agreement if, prior to the expiration of the Offer,
(i) at least 6.5 million Shares shall not have been validly tendered and not properly withdrawn prior to the expiration of the Offer or (ii) at any time on or after the date hereof and prior to the acceptance for payment of or payment for Shares, any one or more of the following conditions occurs or has occurred:

    (a)there shall have been instituted or pending any action or proceeding brought by any governmental authority before any federal or state court, or any order or preliminary or permanent injunction entered in any action or proceeding before any federal or state court or governmental, administrative or regulatory authority or agency, or any other action taken, or statute, rule, regulation, legislation, interpretation, judgment or order enacted, entered, enforced, promulgated, amended, issued or deemed applicable to Parent, Purchaser, Target or any subsidiary or affiliate of Purchaser or Target or the Offer, the Axiohm Exchange, the Acquisition of Purchaser or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency that would reasonably be expected to have the effect of: (i) making illegal, materially delaying or otherwise directly or indirectly restraining or prohibiting the making of the Offer, the acceptance for payment of, or payment for, some of or all the Shares by Purchaser or any of its affiliates or the consummation of any of the transactions contemplated by the Merger Agreement or materially delaying the Axiohm Exchange, the Acquisition of Purchaser or the Merger; (ii) prohibiting or materially limiting the ownership or operation by Target or any of its subsidiaries or Parent, Purchaser or any of Parent's affiliates of all or any material portion of the business or assets of Target or any of its subsidiaries or Parent, or any of its affiliates, or compelling Parent, Purchaser or any of Parent's affiliates to dispose of or hold separate all or any material portion of the business or assets of Target or any of its subsidiaries or Parent, or any of its affiliates, as a result of the transactions contemplated by the Offer, the Axiohm Exchange, the Acquisition of Purchaser or the Merger Agreement; (iii) imposing or confirming limitations on the ability of Parent, Purchaser or any of Parent's affiliates or shareholders effectively to acquire or hold or to exercise full rights of ownership of Shares, including without limitation the right to vote any Shares acquired or owned by Parent or Purchaser or any of its affiliates or shareholders on all matters properly presented to the shareholders of Target, including without limitation the adoption and approval of the Merger Agreement, the Axiohm Exchange, the Acquisition of Purchaser and the Merger or the right to vote any shares of capital stock of any subsidiary directly or indirectly owned by Target; or (iv) requiring divestiture by Parent or Purchaser or any of their affiliates of any Shares; provided, that Parent and Purchaser shall have used all reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted;

    (b)there shall have occurred any event that is reasonably likely to have a Material Adverse Effect on the Purchaser;

    (c)Purchaser shall not have received financing sufficient to acquire the Maximum Number of the Shares tendered in the Offer (as amended pursuant to the Merger Agreement) and to pay the anticipated expenses in connection therewith and with the Axiohm Exchange, the Acquisition of Purchaser and the Merger;

    (d)the Company shall not have taken all actions with respect to the Company Outstanding Options contemplated by Annex B to the Merger Agreement or the Executives (as defined in the Merger Agreement) shall not have executed Option Agreements (as defined in the Merger Agreement);

    (e)there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the U.S., (ii) a material disruption of or material adverse change in financial, banking or capital market conditions in the U.S. or France or a declaration of a banking moratorium by French, U.S. or New York State banking officials, (iii) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly materially adversely affecting (or materially delaying) the consummation of the Offer or (iv) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

    (f)(i) it shall have been publicly disclosed or Purchaser shall have otherwise learned that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange
  Act) of more than 20% of the outstanding Shares has been acquired by any corporation (including Target or any of its subsidiaries or affiliates), partnership, person or other entity or group (as defined in Section 13(d)(3) of the Exchange Act), other than Parent or any of its affiliates, or (ii) (A) Target's Board or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or Purchaser the approval or recommendation of the Offer, the Axiohm Exchange, the Acquisition of Purchaser, the Merger or the Merger Agreement, or approved or recommended any takeover proposal or any other acquisition of more than 5% of the outstanding Shares other than the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger, (B) any corporation, partnership, person or other entity or group shall have entered into a definitive agreement or an agreement in principle with Target with respect to a tender offer or exchange, offer for any Shares or a merger, consolidation or other business combination with or involving Target or any of its subsidiaries, or (C) Target's Board or any committee thereof shall have resolved to do any of the foregoing;

    (g)any of the representations and warranties of Target set forth in the Merger Agreement shall not be true and correct, as if such representations and warranties were made at the time of such determination, and the failure of all such representations and warranties, together in their entirety, to be true and correct has a Material Adverse Effect on Target;

    (h)Target shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Target to be performed or complied with by it under the Merger Agreement, and (i) Target fails to cure any such failure within ten business days after written notice from the Purchaser and (ii) the failure to comply with such agreement or covenant has a Material Adverse Effect on Target;

    (i)the Merger Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated with the consent of Target; or

    (j)any waiting periods under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated, or any material approval, permit, authorization or consent of any domestic or foreign governmental, administrative or regulatory agency (federal, state, local, provincial or otherwise) shall not have been obtained on terms satisfactory to the Parent in its reasonable discretion and the failure to obtain such approval, permit, authorization or consent has a Material Adverse Effect on Target.

  The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition (except for any action or inaction by Purchaser or any of its affiliates constituting a breach of the Merger Agreement) or may be waived by Purchaser in whole or in part at any time and from time to time in its sole discretion (subject to the terms of the Merger Agreement). The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

17.CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS

  General. Except as described in this Section, based on its review of Target, neither Parent nor Purchaser is aware of any license or regulatory permit that appears to be material to the business of Target and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser's acquisition of Shares (and/or the indirect acquisition of the stock of Target's subsidiaries) as contemplated herein or of any approval or other action by or with any domestic, foreign or international government authority or administrative or regulatory agency that would be required for the acquisition or ownership of the Shares (and/or the indirect acquisition of the stock of Target's subsidiaries) by Purchaser. Should any such approval or other action be required, Purchaser currently contemplates that such approval or other action will be sought, except as described below under "State Takeover Laws." While, except as otherwise expressly described in this Section, Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Target's business or that certain parts of Target's business might not have to be divested if such approvals were not obtained or such other actions were not taken, any of which could cause Purchaser to decline to accept for payment or pay for any Shares tendered. Purchaser's obligations to accept for payment or pay for the Shares tendered pursuant to the Offer is subject to certain conditions set forth in this Offer, including the conditions set forth above in this paragraph and with respect to litigation and governmental action as contemplated herein. See "The Offer--Certain Conditions of the Offer."

  Section 1203 ("Section 1203") California General Corporation Law. Target is incorporated under the laws of the State of California. Section 1203 provides that if a tender offer is made to some or all of a corporation's shareholders by an interested party, an affirmative opinion in writing as to the fairness of the consideration to the shareholders of that corporation shall be delivered to the shareholders at the time that the tender offer is first made in writing to the shareholders. However, if the tender offer is commenced by publication and tender offer materials are subsequently mailed or otherwise distributed to the shareholders, the opinion may be omitted in that publication if the opinion is included in the materials distributed to the shareholders. For purposes of Section 1203, the term "interested party" includes, among other things, a person who is a party to the transaction and
(A) directly or indirectly controls the corporation that is the subject of the tender offer or proposal, (B) is, or is directly or indirectly controlled by, and officer or director of the subject corporation, or (C) is an entity in which a material financial interest is held by any director or executive officer of the subject corporation. While none of Target, Parent or Purchaser believes that the Offer constitutes a transaction which falls within the provisions of Section 1203, an independent financial advisor, Prudential, has been retained by Target to provide a fairness opinion with respect to the Offer.

  State Takeover Laws. Target is incorporated under the laws of the State of California. A number of states throughout the U.S. have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, shareholders, executive offices or places of business in such states. In Edgar
v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp.

v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions.

  Target, directly or through subsidiaries, conducts business in a number of states throughout the U.S., some of which have enacted "takeover" statutes. Purchaser does not know whether any of these state takeover statutes will, by their terms, apply to the Offer, the Axiohm Exchange, the Acquisition of Purchaser or the Merger. Purchaser has not currently complied with any state takeover statute or regulation. To the extent that certain provisions of these statutes purport to apply to the Offer, the Axiohm Exchange, the Acquisition of Purchaser or the Merger, Purchaser believes that there are reasonable bases for contesting such statutes. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer, the Axiohm Exchange, the Acquisition of Purchaser or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer, the Axiohm Exchange, the Acquisition of Purchaser or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer, the Axiohm Exchange, the Acquisition of Purchaser or the Merger and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer, the Axiohm Exchange, the Acquisition of Purchaser or the Merger, then Purchaser may be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer, the Axiohm Exchange, the Acquisition of Purchaser or the Merger. In such case Purchaser may not be obliged to accept for payment or pay for any Shares tendered pursuant to the Offer. See "The Offer--Certain Conditions of the Offer."

  Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements. See "The Offer--Acceptance for Payment and Payment."

  Pursuant to the HSR Act, on July 16, 1997, Parent filed a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Parent. Accordingly, the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on July 31, 1997, unless such waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period. Pursuant to the HSR Act, Parent has requested early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early. If either the FTC or the Antitrust Division were to request additional information or documentary material from Parent with respect to the Offer, the waiting period with respect to the Offer would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Thereafter, the waiting period could be extended only by court order. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended and, in any event, the purchase of and payment for Shares will be deferred until ten days after the request is substantially complied with, unless the extended period expires on or before the date when the initial 15-day period would otherwise have expired, or unless the waiting period is sooner terminated by the FTC and the Antitrust Division. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See "The Offer--Withdrawal Rights." It is a condition to the Offer that the waiting period applicable under the HSR Act to the Offer expire or be terminated. See "The Offer--Acceptance for Payment and Payment" and "The Offer--Certain Conditions of the Offer."

  The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase of Shares pursuant to the Offer by Purchaser, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Parent, Target or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to Parent relating to the businesses in which Parent, Target and their respective subsidiaries are engaged, Parent and Purchaser believe that the Offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be. See "The Offer--Certain Conditions of the Offer," for certain conditions to the Offer, including conditions with respect to litigation.

  Should one or more merger notifications be required in foreign jurisdictions, they shall be made at the appropriate time if necessary.

18.FEES AND EXPENSES

  Purchaser has retained Lehman to act as the Dealer-Manager and to provide certain financial advisory services in connection with the acquisition of Target. Parent has agreed to pay Lehman a fee of $1.0 million for such services. In addition, Target has agreed to reimburse Lehman for all out-of-pocket expenses incurred by it, including the reasonable fees of its counsel, and to indemnify Lehman and certain related persons against certain liabilities and expenses, including certain liabilities under the federal securities laws. In addition, it is anticipated that an aggregate of approximately $8.0 million of fees and expenses (including the fees of the Dealer-Manager) will be incurred by Target in connection with the Offer, the Axiohm Exchange, the Acquisition of the Purchaser and the Merger. Such amounts include usual and customary fees for accounting, lending, legal, printing, appraisal, consulting, and related services, including fees payable to Lehman.

  Parent has retained Georgeson & Company Inc. to act as the Information Agent and The Bank of New York to act as the Depositary. In connection with the Offer, the Information Agent and the Depositary each will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-ppocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

  Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Dealer-Manager and the Information Agent) to solicit tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

  It is estimated that the expenses incurred by Purchaser in connection with the Offer will be approximately as set forth below:

   Filing fees...................................................... $   35,000
   Legal Fees and Expenses..........................................  1,000,000
   Accounting Fees and Expenses.....................................    250,000
   Investment Banking Fees and Expenses.............................  3,950,000
   Depositary and Information Agent Fees and Expenses...............     25,000
   Printing and Mailing Fees........................................     75,000
   Miscellaneous....................................................    265,000
                                                                     ----------
     Total.......................................................... $5,600,000

  The above estimate of fees does not include any fees and expenses incurred by Purchaser or Target in connection with the Axiohm Exchange, the Acquisition of Purchaser or the Merger. Target will not be responsible or pay for any of the expenses incurred by Purchaser in connection with the Offer, prior to the Merger.

19.MISCELLANEOUS

  The Offer is not being made to (nor will tenders be accepted from or on behalf of) shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any valid state law prohibiting the making of the Offer or the acceptance of Shares pursuant thereto in such state, Purchaser will make a good faith effort to comply with any such state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THE DELIVERY OF THIS OFFER TO PURCHASE NOR ANY PURCHASE PURSUANT TO THE OFFER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF PURCHASER OR TARGET SINCE THE DATE AS OF WHICH INFORMATION IS FURNISHED OR THE DATE OF THIS OFFER TO PURCHASE.

  Purchaser and Parent have filed with the Commission a Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act that provides certain additional information with respect to the Offer. In addition, Target has filed with the Commission a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth its recommendation and the recommendations of the members of Target's Board with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the Commission in the manner set forth in "The Offer--Certain Information Concerning Target" (except that they will not be available at the regional offices of the Commission).

                                                                        ANNEX A

                       DIRECTORS AND EXECUTIVE OFFICERS
                            OF PURCHASER AND PARENT

  The name, business address, present principal occupation or employment and employment history for the five years prior to the date hereof of each of the directors and executive officers of Purchaser and Parent are set forth below. All directors and executive officers listed below are citizens of France.

                             PRINCIPAL OCCUPATION OR EMPLOYMENT FIVE YEAR
 NAME AND BUSINESS ADDRESS   EMPLOYMENT HISTORY
 -------------------------   --------------------------------------------
 Bernard Patry.............. Mr. Patry has served as a director of Parent since
 BP 675-1 a 9, rue d'Arcueil 1988. Mr. Patry is currently the Vice President of
 92 542 Montrouge Cedex,     Sales of Parent, a position he has held since
 France                      1996. From 1991 to 1995, Mr. Patry was the Chief
                             Executive Officer of Parent and from 1995 to 1996,
                             he was Vice President of Marketing and Business
                             Development of Parent.
 Nicolas Dourassof.......... Mr. Dourassof has served as a director of Parent
 23, rue Balzac              since 1996. Mr. Dourassof is currently a Managing
 75008 Paris,                Director of ABN AMRO Investissement, the
 France                      investment subsidiary of ABN AMRO (a Dutch bank),
                             a position he has held since 1996. Prior to
                             joining ABN AMRO Investissement, Mr. Dourassof had
                             served as the Director of the Acquisition
                             Financing Department of Banque de Neuflize,
                             Schlumberger Mallet (NSM), subsidiary of ABN AMRO,
                             since 1995. Prior to joining Banque de Neuflize,
                             Mr. Dourassof commanded Alcyon, Commandant Jacques
                             Cousteau's second ship, for which Mr. Dourassof
                             served as designer and architect. Prior to 1995,
                             Mr. Dourassof attended business school and served
                             as a naval architect.
 Gonzague de Blignieres..... Mr. de Blignieres has served as a director of
 19, avenue de l'Opera       Parent since 1996. Mr. de Blignieres is currently
 75001 Paris,                the General Manager of Barclay's Capital
 France                      Development, an investment subsidiary of
                             Barclay's, a position he has held since 1992.
 Gilles Gibier.............. Mr. Gibier is a director and the Secretary and
 BP 675-1 a 9, rue d'Arcueil Treasurer of Purchaser. Mr. Gibier has also served
 92 542 Montrouge Cedex,     as a director of Parent since 1988. Since 1988,
 France                      Mr. Gibier has also been a Co-Chairman and fifty-
                             percent shareholder of Dardel Technologies, S.A.,
                             a French holding company which is a principal
                             shareholder of Parent.
 Jean-George Huglin......... Mr. Huglin has served as a director of Parent
 BP 675-1 a 9, rue d'Arcueil since 1988. Mr. Huglin is currently the Chief
 92 542 Montrouge Cedex,     Financial Officer of Parent, a position he has
 France                      held since June of 1995. Prior to joining Parent,
                             Mr. Huglin held the position of Chief Financial
                             Officer of Dardel Technologies, S.A., a French
                             holding company which is a principal shareholder
                             of Parent, since September 1992. Between May 1992
                             and September 1992 Mr. Huglin served as the
                             Managing Director of Enerdis, S.A., a manufacturer
                             of measuring equipment which is owned by Dardel.
 Patrick Dupuy.............. Mr. Dupuy is a director and the President of
 BP 675-1 a 9, rue d'Arcueil Purchaser. Mr. Dupuy has also served as a director
 92 542 Montrouge Cedex,     and the Chairman of Parent since 1988. Since 1988,
 France                      Mr. Dupuy has also been a Co-Chairman and fifty-
                             percent shareholder of Dardel Technologies, S.A.,
                             a French holding company which is a principal
                             shareholder of Parent.

                                                                        ANNEX B

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
 Shareholders of Axiohm S.A.

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of Axiohm S.A. and its subsidiaries (the "Company") at December 31, 1996 and 1995 and the results of their operations and their cash flows for the years then ended in conformity with United States generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with United States generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse

Paris, June 27, 1997

                       CONSOLIDATED FINANCIAL INFORMATION

                                  AXIOHM S.A.

                           CONSOLIDATED BALANCE SHEET
                (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE DATA)

                                                          NOTE  DECEMBER 31,
                                                          ---- ---------------
                                                                1996    1995
                                                               ------- -------
CURRENT ASSETS:
 Cash and cash equivalents...............................      $ 1,839 $   636
 Accounts receivable, net................................   2   10,552   9,700
 Inventories, net........................................   3   13,900  13,506
 Other current assets....................................        3,286   2,435
                                                               ------- -------
  Total current assets...................................      $29,577 $26,277
 Property, plant and equipment, net......................   4   11,235  11,002
 Goodwill................................................   5    2,606   2,254
 Other assets............................................          560     651
                                                               ------- -------
  Total Assets...........................................      $43,978 $40,184
                                                               ======= =======
CURRENT LIABILITIES:
 Accounts payable........................................      $ 7,480 $ 6,675
 Bank overdraft..........................................          --      545
 Current portion of long-term debt.......................   7    1,267   1,748
 Current portion of financing obligation.................   8      139      84
 Current portion of government grant obligations.........  10      916     327
 Other current liabilities...............................   6    5,703   4,185
                                                               ------- -------
  Total current liabilities..............................      $15,505 $13,564
 Long-term debt..........................................   7    4,821  13,087
 Capital lease and financing obligation..................   8    1,543   1,662
 Government grant obligations............................  10    1,846   2,600
 Deferred income taxes...................................  12    1,557   1,482
 Other long-term liabilities.............................        2,273   1,812
                                                               ------- -------
  Total Liabilities......................................      $27,545 $34,207
                                                               ======= =======
 Commitments and contingencies...........................   9
SHAREHOLDERS' EQUITY:                                      14
 Common stock, ordinary shares "A" par value FF 500 at
  December 31, 1996 and FF 100 at December 31, 1995;
  38,405 shares authorized and
  outstanding at December 31, 1996; 38,000 shares
  authorized
  and outstanding at December 31, 1995
 Common stock, ordinary shares "B" par value FF 500,
  2,735 shares authorized and outstanding at December 31,
  1996...................................................      $ 3,841 $   616
 Capital in excess of par value..........................          326      66
 Retained earnings.......................................       12,149   5,434
 Foreign currency translation adjustment.................          117    (139)
                                                               ------- -------
  Total Shareholders' Equity.............................      $16,433 $ 5,977
                                                               ======= =======
  Total Liabilities and Shareholders' Equity.............      $43,978 $40,184
                                                               ======= =======

   The accompanying notes are an integral part of the consolidated financial statements

                                  AXIOHM S.A.

                        CONSOLIDATED STATEMENT OF INCOME
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                YEAR ENDED
                                                         NOTE  DECEMBER 31,
                                                         ---- ----------------
                                                               1996     1995
                                                              -------  -------
Revenue.................................................      $95,302  $72,155
Costs and expenses:
 Costs of products sold.................................      (66,390) (52,202)
 Selling, general and administrative....................      (10,972)  (8,807)
 Research and development...............................       (6,648)  (5,836)
 Goodwill amortization..................................   5     (200)    (161)
                                                              -------  -------
Total costs and expenses................................      (84,210) (67,006)
Income from operations..................................       11,092    5,149
Interest expense, net...................................         (874)  (1,731)
Other income/(expenses), net............................          992     (393)
                                                              -------  -------
Income before income taxes..............................       11,210    3,025
Provision for income taxes..............................  12   (4,406)  (1,095)
                                                              -------  -------
Net income..............................................      $ 6,804  $ 1,930
                                                              =======  =======





   The accompanying notes are an integral part of the consolidated financial statements

                                  AXIOHM S.A.

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                              ----------------
                                                               1996     1995
                                                              -------  -------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income.................................................. $ 6,804  $ 1,930
 Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization..............................   2,921    2,696
  Deferred income taxes......................................     458     (155)
  Provision for inventory obsolescence.......................      87    1,040
  Provision for long-term liabilities........................     461      184
  Other......................................................     213       36
 Effect on cash of changes in operating assets and liabili-
  ties:
  (Increase) in accounts receivable..........................  (2,215)  (4,659)
  (Increase) in inventories..................................    (823)  (1,896)
  (Increase) in other current assets.........................    (517)    (248)
  Increase in accounts payable...............................   2,700      160
  Increase in other current liabilities......................   1,137    1,371
  Increase in income tax payable.............................     618      678
  (Decrease) in deferred revenue.............................    (107)    (130)
                                                              -------  -------
  Net cash provided by operating activities.................. $11,737  $ 1,007
                                                              -------  -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures....................................... $(3,056) $(2,955)
  Proceeds from disposition of property, plant and equipment.      71       53
  Other......................................................     (12)    (123)
                                                              -------  -------
  Net cash used in investing activities...................... $(2,997) $(3,025)
                                                              -------  -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Bank overdraft.............................................    (545)     409
  Net borrowings under lines of credit.......................    (128)     953
  Proceeds from long-term debt...............................     --     1,000
  Principal repayments under long-term debt..................  (8,446)  (4,992)
  Proceeds from government grant.............................     338    2,204
  Proceeds from financing arrangements (Note 8)..............     --     1,600
  Repayment of government grant..............................    (308)    (196)
  Principal repayments under financing obligations........... (119)        (36)
  Payments of dividends......................................    (411)     --
  Proceeds from stock issuance, net of issuance costs........   3,807      --
  Loans to related parties...................................  (1,851)     --
                                                              -------  -------
Net cash used in financing activities........................ $(7,663) $   942
                                                              -------  -------
Effect of foreign exchange rate changes on cash and cash
 equivalents................................................. $   126  $   216
                                                              -------  -------
Change in cash and cash equivalents.......................... $ 1,203  $  (860)
Cash and cash equivalents at beginning of year...............     636    1,496
                                                              -------  -------
Cash and cash equivalents at end of year..................... $ 1,839  $   636
                                                              =======  =======
SUPPLEMENTAL CASH FLOW DISCLOSURES:
CASH PAID DURING THE YEAR FOR:
 Interest.................................................... $   845  $ 1,649
 Income taxes, net of refunds................................   3,245      604
NON-CASH TRANSACTIONS
 Capital lease obligation.................................... $   163  $ 1,750
 Accrual for contingent purchase price consideration (Note
  9).........................................................     552      --

   The accompanying notes are an integral part of the consolidated financial statements

                                  AXIOHM S.A.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE DATA)

                          NUMBER OF SHARES COMMON STOCK
                          -------------------------------
                                                                                FOREIGN
                               CLASS           CLASS     CAPITAL IN            CURRENCY
                          -------------------------------EXCESS OF  RETAINED  TRANSLATION
                             A        B       A      B   PAR VALUE  EARNINGS  ADJUSTMENT   TOTAL
                          -------- --------------- ---------------- --------  ----------- -------
BALANCE AT JANUARY 1,
 1995...................    38,000     --  $   616   --    $   66   $ 3,504      $ 116    $ 4,302
Net income..............       --      --      --    --       --      1,930        --       1,930
Translation adjustment..       --      --      --    --       --        --        (255)      (255)
BALANCE AT DECEMBER 31,
 1995...................    38,000     --  $   616   --    $   66   $ 5,434      $(139)   $ 5,977
Issuance of Common
Stock "A"...............       405     --        8   --       489       --         --         497
Issuance of Common
 Stock "B"..............       --    2,735     --     52    3,297       --         --       3,349
Stock issuance costs....       --      --      --    --       (39)      --         --         (39)
Increases in nominal
 value of each share
 from FF 100 to FF 500..       --      --    2,955   210   (3,165)      --         --         --
Allocation to non
 distributable reserves.       --      --      --    --      (322)      322        --         --
Dividends...............       --      --      --    --       --       (411)       --        (411)
Net income..............       --      --      --    --       --      6,804        --       6,804
Translation adjustment..       --      --      --    --       --        --         256        256
                          -------- ------- ------- -----   ------   -------      -----    -------
BALANCE AT DECEMBER 31,
 1996...................    38,405   2,735 $ 3,579 $ 262   $  326   $12,149      $ 117    $16,433
                          ======== ======= ======= =====   ======   =======      =====    =======



   The accompanying notes are an integral part of the consolidated financial statements

                                  AXIOHM S.A.

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT AS OTHERWISE STATED)

1)DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Description of business

  Axiohm S.A. (the "Company") designs, develops, manufactures and services printers, printer components and printing systems utilizing thermal and impact technologies. The Company's customers include major point of sales ("POS") providers, gasoline pump manufacturers, banking systems suppliers and other manufacturers of equipment printing slips, tickets or receipts. The Company operates on a worldwide basis with significant activities in North America and Europe.

 Basis of presentation

  The financial statements of the Company include the accounts of its wholly-owned subsidiaries in the United States, Hong Kong and Japan. All intercompany accounts and transactions have been eliminated.

  These accompanying financial statements have been presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

 Use of estimates

  The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from estimates.

 Goodwill

  The Company amortizes costs in excess of the fair value of companies acquired using the straight line method over a period of fifteen years.

 Property, plant and equipment

  Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives of the related assets:

   Buildings..................................................... 20 or 40 years
   Machinery and equipment.......................................   3 to 5 years
   Molds and tooling.............................................   3 to 5 years
   Furniture and fixtures........................................   3 to 7 years
   Computer software.............................................   1 to 3 years

 Inventories

  Inventories are valued at the lower of cost or market, cost being determined using the first in, first out ("FIFO") method.

 Cash and cash equivalents

  Cash equivalents consist principally of short term highly liquid money market funds with original maturities of less than three months.

 Revenues

  Revenue from product sales is recognized at the time of shipment. Service revenue is recognized upon completion of the service activity and the shipment of the repaired product to the customer.

                                  AXIOHM S.A.

    (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT AS OTHERWISE STATED)

 Research & development expenditures

  Research and development expenditures are expensed as incurred. Certain government research grants, which are repayable in the event that the related research project proves to be successful, are recognized in income when the research project has been determined to be unsuccessful and all other conditions of earning the grant have been met.

 Translation of financial statements

  The Company's financial results have been reported in U.S. dollars. The functional currencies of the Company's subsidiaries are the local currencies where the subsidiaries operate. When translating local currency based financial statements into U.S. dollars, assets and liabilities are translated at the year end rate unless hedged by forward foreign exchange contracts, in which case the rates specified in such forward contracts are used, while income and expenses are translated using the average rate for the year. Translation differences are presented as a component of shareholders' equity.

 Foreign Currency Hedges

  The Company uses forward foreign exchange contracts and options in its management of currency risks. The Company does not hold or issue derivative financial instruments for trading purposes. Unrealized gains and losses on forward contracts to hedge specific future currency transactions are deferred and recognized against the matching losses and gains on the specific transactions.

 Concentration of credit risk

  The Company sells products to various companies across several industries throughout the world. The Company performs on-going credit evaluations of its customers and maintains reserves for potential credit losses, and such losses have been within management's expectations. The Company generally requires no collateral from its customers.

 Income taxes

  The Company follows Statement of Financial Accounting Standard No. 109 ("SFAS 109"), Accounting for Income Taxes. Under SFAS 109, the tax provision is determined under the liability method. Under this method deferred tax assets and liabilities are recognized based on the differences between the financial statements and the tax basis of assets and liabilities using presently enacted tax rates. Valuation allowances are established on deferred tax assets when management estimates that it is more likely than not that some or all of deferred tax benefits will not be realized.

 Government grants and subsidies

  Grants received from government agencies for the acquisition of property and equipment are netted against the related capital expenditure. Grants for research and development and business investment are deferred and recognized in earnings if and when the conditions for earning the grant have been met. Subsidies received for employee training are recognized in earnings during the period in which the related costs are incurred.

 Fair value of financial instruments

  At December 31, 1996 and 1995, the carrying amount of the Company's financial instruments, including cash and cash equivalents, trade receivables and payables and other accrued liabilities, approximate their fair value due to their short term maturities. Based on quoted market prices and rates of interest available to the Company, the carrying amount of its debt instruments and other long-term liabilities at December 31, 1996 and 1995 also approximate fair value.

                                  AXIOHM S.A.

    (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT AS OTHERWISE STATED)

 Profit sharing and retirement indemnity plans

  Substantially all Axiohm S.A. employees participate in statutory profit sharing and retirement indemnity plans. Amounts owed under the profit plan are based on a formula prescribed by French law. Benefit obligations under the retirement indemnity plan are determined based on length of service, annual remuneration and job grade. These obligations and the related compensation expense are recorded as liabilities in the financial statements during the period the related benefits are earned.

 Postretirement medical plan

  Certain employees of the Company's Axiohm IPB subsidiary participate in a defined benefit post retirement medical plan. The Company's projected benefit obligation relating to such benefits is calculated and recorded in accordance with Statement of Financial Accounting Standard No. 106 ("SFAS 106"), Accounting for Postretirement Benefits.

 New Accounting Standards

  In March 1995, Statement of Financial Accounting Standards No. 121 ("SFAS 121"), Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be disposed of was issued. This statement requires that long lived assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. This statement was implemented for the year ended December 31, 1996. The adoption of this accounting standard had no significant impact on the financial position or results of operations of the Company. The Company will continually assess impairment of long lived assets and certain identifiable intangibles whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

  Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123") Accounting for Stock-Based Compensation. This statement defines a fair value based method of accounting for employee options or similar equity instruments and encourages all entities to adopt that method of accounting. However, it also allows an entity to continue to measure compensation costs using the intrinsic value based method of accounting prescribed by Accounting Principle Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees. The Company has elected to account for its employee stock compensation plan under the provisions of APB 25.

2)ACCOUNTS RECEIVABLE, NET

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1996     1995
                                                                -------  ------
Trade accounts receivable...................................... $10,690  $9,838
Less allowance for doubtful accounts...........................    (138)   (138)
                                                                -------  ------
Accounts receivable, net....................................... $10,552  $9,700
                                                                =======  ======

  For the years ended December 31, 1996 and 1995, revenue in the amount of $49,502 and $46,278, respectively came from sales to NCR (formerly AT&T GIS) representing approximately 52% and 65%, respectively, of the Company's total revenue. At December 31, 1996 and 1995, accounts receivable from this customer were approximately $2,860 and $4,239, respectively. All amounts are due within one year.

                                  AXIOHM S.A.

    (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT AS OTHERWISE STATED)

3)INVENTORIES, NET

                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1995
                                                               -------  -------
Raw materials and components.................................. $13,345  $11,992
Work in process...............................................     949    2,152
Semi-finished and finished goods..............................   1,793    1,555
                                                               -------  -------
                                                                16,087   15,699
Less allowance for obsolescence...............................  (2,187)  (2,193)
                                                               -------  -------
Inventories, net.............................................. $13,900  $13,506
                                                               =======  =======

4)PROPERTY, PLANT AND EQUIPMENT


                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1995
                                                               -------  -------
Land.......................................................... $   755  $   803
Buildings.....................................................   5,355    5,085
Machinery and equipment.......................................   1,797    1,763
Molds and tooling.............................................   6,471    5,788
Furniture, fixtures and fittings..............................   4,704    3,845
                                                               -------  -------
                                                                19,082   17,284
Less accumulated depreciation.................................  (7,847)  (6,282)
                                                               -------  -------
Property, plant and equipment, net............................ $11,235  $11,002
                                                               =======  =======

  Depreciation expense for the years ended December 31, 1996 and 1995 was $2,721 and $2,421, respectively.

5)GOODWILL

                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1995
                                                               -------  -------
Goodwill...................................................... $ 2,967  $ 2,415
Less accumulated amortization.................................    (361)    (161)
                                                               -------  -------
Goodwill, net................................................. $ 2,606  $ 2,254
                                                               =======  =======

  Amortization expense for the years ended December 31, 1996 and 1995 was $200 and $161, respectively.

6)OTHER CURRENT LIABILITIES

                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1995
                                                               -------  -------
Accrued salaries and benefits................................. $ 2,501  $ 2,172
Customer advance..............................................     989      654
Accrued warranty expenses.....................................     718      485
Other.........................................................   1,495      874
                                                               -------  -------
Total other current liabilities............................... $ 5,703  $ 4,185
                                                               =======  =======

                                  AXIOHM S.A.

     (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT AS OTHERWISE STATED)
7)LONG-TERM DEBT

  The Company has entered into borrowing arrangements with various banks for loans denominated in French Francs ("FF") and U.S. Dollars ("USD").

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1996    1995
                                                                ------  -------
Revolving credit line up to $8,000, the first $3,000 at lend-
 er's prime rate plus three quarters (9.5% at December 31,
 1996 and 9.75% at December 31, 1995), the next $5,000 at
 lender's prime plus one quarter (9.00% at December 31, 1996 and 9.25% at December 31, 1995) payable in full January 1,
 1998 secured by inventory, accounts receivable, contract
 rights, equipment and general intangibles....................  $1,174  $ 1,302
Revolving credit line in FF or USD up to FF 4.5 million at LI-
 BOR plus 0.75% payable in full January 1, 1998 secured by the
 Company's accounts receivable................................     --       301
Business loan at 10% collateralized by various assets; balance
 paid in full in July 1996....................................     --     3,045
Bank mortgage loan at lender's prime rate plus three quarters
 (9.5% at December 31, 1996 and 9.75% at December 31, 1995),
 payable in monthly installments of $44 (including interest)
 through 1997, amortized on twelve-year schedule beginning in
 1998, with balloon for full outstanding balance due January
 1, 2000; payment collateralized by building and machinery
 equipment....................................................   3,868    4,019
Three bank loans in FF at rates between 4.6% and 7.25% payable
 through 1997 to 2002 secured by the Company's equipment......   1,046    1,328
Bank loan in FF to acquire IPB assets at PIBOR one year rate plus 1.2% payable in seven yearly installments through 2001
 secured by IPB shares; balance paid in full in 1996..........     --     4,373
Five business loans in FF at rates between 5.75% and 8.75% se-
 cured by the Company's equipment; balance paid in full in
 1996.........................................................     --       467
                                                                ------  -------
                                                                $6,088  $14,835
Less current portion..........................................  (1,267)  (1,748)
                                                                ------  -------
Total long-term debt..........................................  $4,821  $13,087
                                                                ======  =======

  Commitment fees on the total amount of the revolving credit line in USD are payable annually at an annual rate of 0.25%.

  Annual maturities of long-term debt are as follows:

   YEAR ENDING DECEMBER 31,
   ------------------------
   1997................................................................ $1,267
   1998................................................................    391
   1999................................................................    750
   2000................................................................  3,427
   2001................................................................    165
   2002 and thereafter.................................................     88
                                                                        ------
   Total............................................................... $6,088
                                                                        ======

                                  AXIOHM S.A.

    (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT AS OTHERWISE STATED)

8)FINANCING OBLIGATIONS

  a)Capital lease

    The Company and its subsidiaries lease office equipment and vehicles under various capital lease contracts with terms extending through December 31, 2000.

  b)Financing arrangement

    In 1994, the Company negotiated a FF 8.0 million ($1.6 million) grant from various agencies of the government of France to subsidize the purchase and improvement of certain properties in France. The agreement is structured as a sale/leaseback transaction in which title to the purchased property was sold to a government agency in exchange for a cash payment of FF 16 million ($3.2 million) and subsequently leased back for a fifteen year period. The terms of the agreement provide for a bargain purchase option at the conclusion of the lease term, hence the sales/leaseback transaction has been accounted for as financing arrangement in which the related assets and a corresponding obligation are recorded in the financial statements of the Company. A financing obligation representing the proceeds for the sale/leaseback component of the transaction has been netted against the underlying capital expenditure. At December 31, 1996, the Company has a contingent liability to repay, in whole or in part, grants received of approximately FF 8.0 million ($1.6 million), in the event the Company does not meet the requirements of the grant including minimum employment levels through 1997, minimum capital expenditures and continued use of the building throughout the lease term.

Future minimum lease commitments under capital leases and the financing arrangement at December 31, 1996 are as follows:

                                                       CAPITAL
                                                       LEASES  FINANCING TOTAL
                                                       ------- --------- ------
   1997...............................................  $102    $  189   $  291
   1998...............................................   102       189      291
   1999...............................................    47       189      236
   2000...............................................    19       189      208
   2001...............................................   --        189      189
   2002 and thereafter................................   --      1,600    1,600
                                                        ----    ------   ------
   Total minimum lease payments.......................  $270    $2,545   $2,815
   Less: amounts representing interest................                   (1,133)
                                                                         ------
   Present value of minimum lease payments............                   $1,682
   Current portion....................................                     (139)
                                                                         ------
   Long-term capital lease obligations................                   $1,543
                                                                         ======

  Included in property, plant and equipment in the accompanying consolidated balance sheets are the following assets under capital leases and financing arrangements:

                                                                 DECEMBER 31,
                                                                 --------------
                                                                  1996    1995
                                                                 ------  ------
   Building at cost............................................. $1,527  $1,634
   Equipment at cost............................................    310     150
                                                                 ------  ------
                                                                  1,837   1,784
   Less accumulated depreciation................................   (210)    (64)
                                                                 ------  ------
   Assets under capital lease, net.............................. $1,627  $1,720
                                                                 ======  ======

                                  AXIOHM S.A.

    (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT AS OTHERWISE STATED)
9)COMMITMENTS AND CONTINGENCIES

  In connection with the 1994 acquisition of what is now its Axiohm IPB subsidiary, the Company is contingently liable to the seller for up to $5,000 annually, for additional purchase consideration through 1997, based upon the subsidiary achieving certain sales levels. Any additional consideration paid will be treated as additional acquisition cost. As of December 31, 1996, the Company had accrued $552 for contingent payments resulting from 1996 sales performance.

10)GOVERNMENT GRANT OBLIGATIONS

  French government agencies provide various long-term grants to promote fundamental research programs and to encourage commercial implementation overseas. The reimbursement of such grants is contingent upon the success of the related program.

These grants are as follows:

                                                                 DECEMBER 31,
                                                                 --------------
                                                                  1996    1995
                                                                 ------  ------
   Fundamental research......................................... $1,488  $1,709
   Commercial implementation in Asia............................  1,274   1,218
                                                                 ------  ------
                                                                  2,762   2,927
   Less current portion.........................................   (916)   (327)
                                                                 ------  ------
   Total........................................................ $1,846  $2,600
                                                                 ======  ======

11)INSURANCE PROCEEDS

  At the end of 1995 and into 1996, severe disruption of its thermal head clean room output and loss of business due to water damage caused by a subcontracting company performing routine maintenance work were experienced in France. Insurance proceeds of approximately $1.0 million received in compensation in 1996 for the loss of revenue and commercial damage are included in other income.

12)INCOME TAXES

  The Company operates internationally and tax rates are subject to applicable tax legislation in the country in which it operates. The domestic and foreign components of pre-tax income are as follows:

                                                                DECEMBER 31,
                                                               ---------------
                                                                1996    1995
                                                               ------- -------
   Domestic (France) pre-tax income........................... $ 4,780 $(1,011)
   Foreign pre-tax income.....................................   6,430   4,036
                                                               ------- -------
   Total...................................................... $11,210 $ 3,025
                                                               ======= =======

                                  AXIOHM S.A.

    (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT AS OTHERWISE STATED) A reconciliation of the differences between income taxes computed at the
French statutory rate and the Company's reported income tax provision is as follows:

                                                                     DECEMBER
                                                                       31,
                                                                    -----------
                                                                    1996  1995
                                                                    ----  -----
   Statutory rate.................................................. 36.7%  36.7%
    Tax research credit............................................  --   (11.9)
    Non utilized foreign entities losses...........................  1.7    6.8
    Effect of tax rate differences in foreign jurisdictions........  1.1    1.7
    Effect of change in tax rate on domestic deferred taxes........  --     2.8
    Other.......................................................... (0.2)   0.1
                                                                    ----  -----
   Effective Tax Rate.............................................. 39.3%  36.2%
                                                                    ====  =====

  In 1995, a tax research credit of approximately $359 was recorded. This tax research credit was based on an increase in research and development expenditure. Additionally, certain tax losses in foreign jurisdictions were unavailable for offset against taxable income.

  As of December 31, 1996 and 1995, the components of deferred tax assets and liabilities were as follows:

                                                               DECEMBER 31,
                                                              ----------------
                                                               1996     1995
                                                              -------  -------
   DEFERRED TAX ASSETS
    Postretirement benefit obligation........................ $   677  $   643
    Investment grant.........................................     504      578
    Operating loss carry forwards............................     388      815
    Other....................................................     720      403
                                                              -------  -------
   Total deferred tax assets.................................   2,289    2,439
    Less valuation allowance.................................    (388)    (260)
                                                              -------  -------
   Net deferred tax assets................................... $ 1,901  $ 2,179
                                                              =======  =======
   DEFERRED TAX LIABILITIES
    Long-term investment..................................... $(1,603) $(1,756)
    Plant and equipment......................................    (639)    (576)
    Goodwill.................................................    (407)    (436)
    Provisions...............................................    (304)     --
    Other....................................................     (16)     (27)
                                                              -------  -------
   Total deferred tax liabilities............................ $(2,969) $(2,795)
                                                              =======  =======

  The Company recorded a valuation allowance of $388 and $260 at December 31, 1996 and December 31, 1995, respectively, for net operating loss carry forwards since realization of these future benefits cannot be reasonably assured. These net operating loss carry forwards expire at varying dates through 2001.

                                  AXIOHM S.A.

    (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT AS OTHERWISE STATED) The provision for income tax consists of:

                                                                DECEMBER 31,
                                                                --------------
                                                                 1996    1995
                                                                ------  ------
   Current income tax expense
    Domestic................................................... $1,159  $ (359)
    Foreign....................................................  2,789   1,609
                                                                ------  ------
   Total....................................................... $3,948  $1,250
                                                                ======  ======
   Deferred income tax expense
    Domestic................................................... $  577  $ (280)
    Foreign....................................................   (119)    125
                                                                ------  ------
   Total....................................................... $  458  $ (155)
                                                                ======  ======

13)EMPLOYEE BENEFIT PLANS

  The Company sponsors an employee savings plan for certain U.S. employees which conforms to the provisions of Section 401(k) of the U.S. Internal Revenue Code of 1986, as amended. The Company also provides certain defined pension benefits (based on years of service) to certain categories of U.S. and French employees.

  The Company's obligations under these plans for 1996 and 1995 were not material.

  The Company is currently obligated to provide certain postretirement medical and life insurance benefits to approximately 100 U.S. employees who have met certain requirements as to age (generally 55) and length of service (generally 10 years, which includes a minimum of 5 years after January 1, 1995). The Company accounts for the cost of these benefits in accordance with Statement of Financial Accounting Standards No. 106 Employer's Accounting for Postretirement Benefits Other Than Pensions. The Company funds these costs on a pay-as-you-go basis. The net post-retirement benefit expense for the years ended December 31, 1996 and 1995 amounts to $96 and $144, respectively.

  The total obligation and amounts recognized in the balance sheet at December 31, 1996 and 1995 were as follows:

                                                                 DECEMBER 31,
                                                                 --------------
                                                                  1996    1995
                                                                 ------  ------
   Accumulated postretirement benefit obligation:
    Active--not fully eligible.................................. $  374  $1,471
    Retired.....................................................     66     --
                                                                 ------  ------
     Total...................................................... $  440  $1,471
   Unrecognized prior service cost..............................  1,690     --
   Unrecognized net loss........................................   (694)   (130)
                                                                 ------  ------
   Accrued postretirement benefit obligation.................... $1,436  $1,341
                                                                 ======  ======

  Significant assumptions employed in this valuation include a discount rate of 7.50% at December 31, 1996, and 7.25% at December 31, 1995. A pre-Medicare eligible healthcare cost trend rate is 8.0% for 1996 (6.0% for post-Medicare) declining by one percent each year through the year 2000 (1998 for post-Medicare), after which a rate of 5.0% was utilized for each year.

                                  AXIOHM S.A.

    (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT AS OTHERWISE STATED)
  The annual costs of postretirement benefits are based on assumed discount rates set relative to the general level of interest rates in the economy. If the healthcare cost trend rate was increased by one percentage point, the net postretirement benefit expense for the year ended December 31, 1996 and 1995 and the accumulated postretirement benefit obligation, as of December 31, 1996 and 1995 would not increase by a material amount.

14)SHAREHOLDERS' EQUITY

  a)Share Capital

    On June 24, 1996, the Company completed a private offering of 405 Common Shares "A", and 2,735 Common Shares "B" to an employee of the Company and two institutional investors, respectively, from which it received total proceeds of $3,807, net of offering costs of $39.

    Common Shares "B" are divided into separate securities representing their economic rights (represented by Certificats d'Investissements, or "CIs") and their voting rights (represented by Certificats de Droit de Vote). CIs have substantially the same terms as Common Shares "A" except for their voting features (their associated voting right is represented by separate voting right certificates).

    On the same date the Company increased the par value of its common shares from FF 100 to FF 500.

  b)Retained Earnings

    At December 31, 1996, the Company's distributable retained earnings amounted to $11,025 and would be subject to $2,851 of additional withholding tax, "precompte", in case of distribution. The withholding tax would be recorded in equity as part of the dividend paid to shareholders and shareholders receiving the dividend would be entitled to a tax credit "avoir fiscal" at least equal to the withholding tax paid, under conditions provided for in relevant tax treaties under French law.

  c)Stock Options

    On December 15, 1995, the shareholders of the Company implemented a stock option plan authorizing the Board of Directors to issue stock options for the subscription of a maximum of 1,583 shares of the Company's Common Stock.

    On February 19, 1996, the Board of Directors granted all 1,583 options (to acquire one share of Common Stock each) to an officer of the Company at an exercise price of FF 6,050 which approximated the fair value of the underlying shares on the date of grant.

    The options are valid for ten years (until December 31, 2005) and become exercisable rateably over five years. Non-vested options become void upon termination of employment. The plan also allows for accelerated vesting upon certain conditions and events including a public offering of the Company's stock and specified changes in the existing ownership of the Company.

    As of December 31, 1996, all 1,583 options (none of which are exercisable) remained outstanding.

    Had compensation costs for the Company's stock option plan been determined consistent with the fair value approach set forth in SFAS No. 123, the Company's net income for the year ended December 31, 1996 would have been reduced to $6,726. The fair value of the options granted is estimated on the date of grant using the minimum value method with the following assumptions: 3.9% dividend yield, a risk free interest rate of 6.35%, an expected option life of 10 years and no forfeitures.

                                  AXIOHM S.A.

    (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT AS OTHERWISE STATED)
15)FOREIGN CURRENCY HEDGES

  At December 31, 1996, the Company's portfolio consisted of five foreign exchange contracts to sell $4,500 at an average rate of 1 USD = 5.17 FF and one option to sell $3.0 million at August 29, 1997 at the rate of 5.15 FF for 1 USD. The option was acquired at a cost of $76.

16)RELATED PARTY TRANSACTIONS

  The Company purchased from Dardel Technologies, a significant shareholder (44% ownership) of the Company, services including insurance coverage, telecommunications and legal and management assistance. These services amounted to $991 and to $995 in fiscal years 1996 and 1995, respectively. In addition, Dardel Technologies sub-leases to Axiohm S.A. office space that it leases from a company owned by three directors of Axiohm S.A. These sub-lease payments to Dardel Technologies amounted to $279 and $291 in 1996 and 1995, respectively. This same company also provided office management services to Axiohm S.A. for an amount of $263 and $288 in 1996 and 1995, respectively. The terms of such transactions approximate those of an arm's length transaction with an unrelated party.

  In 1995 and 1996, the Company participated in a cash pooling agreement with Dardel Technologies allowing it to borrow or loan cash as considered necessary. At December 31, 1996, the Company had an outstanding loan with Dardel Technologies amounting to $1,832 and bearing interest at 6.42% which was recorded in other current assets. This loan was reimbursed in April 1997 and the cash pooling agreement has been subsequently terminated.

                                  AXIOHM S.A.

     (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT AS OTHERWISE STATED)

17)GEOGRAPHICAL INFORMATION

  The Company operates predominantly in a single industry as a manufacturer and service provider of thermal and impact printing equipment. The Company has operations in France, the United States, Hong Kong and Japan. Transfers between geographic areas primarily represent intercompany export sales of approximately $16,491 and $9,218 in 1996 and 1995, respectively. These produced goods are accounted for based on established sales prices between the related companies. In computing income from operations for foreign subsidiaries, no allocations of general corporate expenses, interest or income taxes have been made.

                                        YEAR ENDED DECEMBER 31, 1996
                               ------------------------------------------------
                                        NORTH
                               EUROPE  AMERICA ASIA   ELIMINATIONS CONSOLIDATED
                               ------- ------- -----  ------------ ------------
Sales to unaffiliated custom-
 ers.......................... $22,723 $72,262 $ 317                 $95,302
Transfer between geographic
 areas........................  15,318     146 1,027    $(16,491)        --
                               ------- ------- -----    --------     -------
Total revenues................  38,041  72,408 1,344     (16,491)     95,302
                               ------- ------- -----    --------     -------
Operating profit/(loss).......   3,955   7,581  (444)        --       11,092
Net income/(loss)............. $ 3,039 $ 4,264 $(499)        --      $ 6,804
Total assets at December 31,
 1996......................... $23,467 $29,324 $ 600    $ (9,413)    $43,978

                                        YEAR ENDED DECEMBER 31, 1995
                               -------------------------------------------------
                                         NORTH
                               EUROPE   AMERICA ASIA   ELIMINATIONS CONSOLIDATED
                               -------  ------- -----  ------------ ------------
Sales to unaffiliated custom-
 ers.........................  $18,284  $53,680 $ 191    $72,155
Transfer between geographic
 areas.......................    7,751      921   546    $(9,218)         --
                               -------  ------- -----    -------      -------
Total revenues...............   26,035   54,601   737     (9,218)     $72,155
                               -------  ------- -----    -------      -------
Operating profit/(loss)......     (315)   5,992  (528)       --         5,149
Net income/(loss)............  $  (371) $ 2,862 $(561)       --       $ 1,930
Total assets at December 31,
 1995........................  $22,574  $26,475 $ 319    $(9,184)     $40,184

18)SUBSEQUENT EVENTS

  As part of its long-term development strategy, the Company has an on-going policy to pursue potential acquisitions worldwide. In particular, the Company is currently negotiating a strategic alliance with a U.S. based company. The outcome of these negotiations is as yet unknown.

                       The Depositary for the Offer is:

                             THE BANK OF NEW YORK

         By Mail:          Facsimile Transmission:      By Hand or Overnight
                                (for Eligible                 Courier:
                              Institutions Only)
                                (212) 815-6213
    Tender & Exchange                                    Tender & Exchange
        Department                                           Department
      P.O. Box 11248                                     101 Barclay Street
  Church Street Station                                 Receive and Deliver
New York, New York 10286-                                      Window
           1248                                       New York, New York 10286
                        For Confirmation by Telephone:
                                (800) 507-9357

  Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer-Manager at their respective telephone numbers and locations listed below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                                     LOGO
                               Wall Street Plaza
                           New York, New York 10005
                Banks and Brokers Call Collect: (212) 440-9800
                   ALL OTHERS CALL TOLL-FREE: (800) 223-2064

                     The Dealer-Manager for the Offer is:

                                LEHMAN BROTHERS
                         Three World Financial Center
                           New York, New York 10285
                         Call Collect: (212) 526-2161